

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934





For the month of August 2005

PCCW Limited

(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: August 17, 2005

By: 

Name: Hubert Chak
Title: Company Secretary


PCCW®

creating value

annual report 2004


now
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Corporate Profile

PCCW Limited (PCCW, or the Company) is the largest provider of communications services in Hong Kong and one of Asia's leading players in Information and Communications Technologies (ICT).

Hong Kong's image as a center of technology and business excellence continues to be enhanced by PCCW's award-winning innovation, especially in IP-based business services, New Generation Fixed Line services, broadband Internet-access and pay-TV services, IT solutions and wireless.

Internationally, the Company enables organizations to bring their business to Asia, run operations across the region and take Asian business to the rest of the world. In addition, PCCW has growing business interests in mainland China and the UK.

The Company employs approximately 12,000 staff in total, and beyond Hong Kong has points of presence in mainland China, India, Japan, Korea, Malaysia, Singapore, Taiwan, the UK and the US.

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008) with an ADR (American Depositary Receipt) listing on the New York Stock Exchange, Inc. (NYSE: PCW).

Milestones and Awards 2004

During their August presentation of the Company's 2004 interim financial results, Deputy Chairman and Group Managing Director Jack So and Executive Director and Group Chief Financial Officer Alex Arena announce that PCCW's directors intend to declare an interim dividend of 5.5 HK cents per ordinary share.

Shaking hands at the [illegible] the alliance agreement [illegible] China Netcom Group [illegible] 2005 are PCCW Chairman Richard Li (right), [illegible] China Netcom Group [illegible] Zhang Chunjiang [illegible] PCCW Deputy Chairman [illegible] Group Managing Director Jack So is pictured second [illegible] left with China Netcom [illegible] Vice President Tian [illegible] (second from the right) [illegible] first announced that [illegible] operators were engaged [illegible] in May 2004.




PCCW

JANUARY
PCCW Directories Limited and Yahoo! Hong Kong announce the launch of the Yahoo! Yellow Pages website, integrating the classified database of Internet Yellow Pages with Yahoo! Hong Kong's search engine and platform.

FEBRUARY
PCCW Directories launches the YP Card, enabling consumers to enjoy special offers and privileges from merchants who advertise in Yellow Pages directories.

MARCH
now Broadband TV announces it is to broadcast the HBO and Cinemax movie channels plus 15 audio channels from DMX Music, bringing the total number of channels offered by our pay-TV service to 49 within just six months of launch.

The Company announces agreement to transfer its investment properties, the Cyberport development project and related property and facilities-management operations to separately-listed Dong Fang Gas Holdings to be majority owned by PCCW.

NETVIGATOR's Wi-Fi service goes live at all Airport Express stations.

PCCW and Shanghai Telecom join forces to offer a premium business data-carrying service between Hong Kong and Shanghai.

A Caring Company 2003/04 certificate is awarded to PCCW by the Hong Kong Council of Social Service.

APRIL
Disney Channel and Playhouse Disney Channel become available to Hong Kong viewers for the first time on now Broadband TV.

The Hong Kong SAR Government's Smart Identity Card System developed by a Unihub-led consortium wins an award for Breakthrough Implementation at the Card Technology & Security Technology Annual Exhibition in Washington DC in the US.

MAY
PCCW subsidiary UK Broadband announces the launch of a broadband wireless network service in six towns in the UK's Thames Valley.

PCCW confirms discussions with China Network Communications Group Corporation (China Netcom Group) "in relation to strategic and business co-operation opportunities". A strategic alliance was announced in January 2005, the terms of which were approved by shareholders at an Extraordinary General Meeting on March 16, 2005.

Following shareholder approval in April, PCCW completes the transfer of its property-related assets and operations to a separately-listed, PCCW majority-owned company that subsequently changes its name to Pacific Century Premium Developments (PCPD).

JUNE
Cascade receives the International Telecom Network Service Center Award after its Global Service Support unit is accredited by the Hong Kong Q-Mark Council.

Unihub attains top rating on the CMMI-SW assessment scale, which was established by the Software Engineering Institute at the Carnegie Mellon University in Pittsburg, US, and is recognized as the world's No.1 standard in software engineering excellence.

PCCW collects seven accolades at the Distinguished Salesperson Awards, marking six years of success in the Hong Kong Management Association awards scheme.

NETVIGATOR wins *Next* magazine's Top Service Award for Internet Service Providers (ISPs) for the sixth consecutive year.

PCCW and Telstra announce a deal to buy back a US$1.2 billion loan for US$311 million following agreement with the lending syndicate that provided the facility to REACH, the international wholesale carrier jointly owned by the two companies.

The PCCW-developed Cyberport project wins the international Intelligent Building of the Year Award at the US-based Intelligent Communities Conference.

JULY
The Hong Kong SAR Government announces that it will phase out its compulsory Type II interconnection policy by July 2008.

AUGUST
A ceremony marks the first distribution of proceeds from the Cyberport project, with the Hong Kong SAR Government receiving HK$1.67 billion, while PCCW is paid HK$920 million.

The Company announces that the directors intend to declare an interim dividend of 5.5 HK cents per ordinary share, representing a "wish fulfilled" for Deputy Chairman and Group Managing Director Jack So. The dividend was distributed in November to allow time for formalities.

now Broadband TV begins screening ESPN, STAR SPORTS, National Geographic Channel, Phoenix Chinese Channel, Phoenix InfoNews Channel and Star Movies.

The Hong Kong SAR Government's Smart Identity Card System developed by a Unihub-led consortium wins a Gold Award in the 6th IT Excellence Awards organized by the Hong Kong Computer Society.

PCCW wins gold and bronze honors in the Customer Service Excellence Awards organized by the Hong Kong Association for Customer Service Excellence (HKACE).



PCCW subsidiary UK Broadband launches a broadband wireless network service in the UK's Thames Valley in May 2004 using a plug-and-play model to provide broadband Internet access.


CASBAA
ADVERTISING
AWARDS
ASSOCIATION WITH media

Pictured at a presentation ceremony in October 2004, PCCW Executive Director and Group Chief Financial Officer Alex Arena (left) receives NOW Broadband TV's CASBAA Chairman's Award from Marcel Fenez, Chairman of the Cable & Satellite Broadcasting Association of Asia.



The policy forcing PCCW to allow the "last mile" of its networks to be accessed by other operators through lease arrangements is to be phased out by July 2008, following an announcement by the Hong Kong SAR Government in July 2004 to end its compulsory Type II interconnection policy.

SEPTEMBER

NOW Broadband TV offers two more channels from Central China Television (CCTV). They are CCTV International (CCTV-9), the network's English-language channel; and CCTV-4, a Putonghua-language service for Chinese audiences around the world.

OCTOBER

NOW Broadband TV wins the inaugural CASBAA Chairman's Award 2004 from the Cable & Satellite Broadcasting Association of Asia.

A PCCW shop salesman out-performs 40 short-listed candidates from 23 companies to win the 2004 Frontline Level Service & Courtesy Award from the Hong Kong Retail Management Association.

Our 2004 Yellow Pages Consumer publication wins the Directories category of the US Gold Ink Award, while the Business edition achieves a gold Superb Printing Award, organized by the International Association of Printing House Craftsmen in the US.

NOW Broadband TV expands its children's programming with Nickelodeon, an international children's channel.

PCCW collects seven Customer Relationship Excellence Awards from the Asia Pacific Customer Service Consortium. Four corporate awards relate to our IDD 0060 and NETVIGATOR call centers, while three individual wins include the titles of Customer Service Manager of the Year and Customer Service Professional of the Year.

Our Contact Center business unit receives seven trophies at the Annual Call Centre Awards staged by Hong Kong's Call Centre Association.

Following its success in the home-entertainment market, NOW Broadband TV enters the commercial arena, targeting hotels, serviced apartments and sports bars.

Cascade is named Best Practice Winner for Technology Deployment by Hong Kong's Best Practice Management Group. The award was made in recognition of the Cascade-developed eCenter, which ensures top service to PCCW's voice, data and multimedia customers.

NOVEMBER

More than 400 network managers in multinational corporations throughout Asia Pacific vote PCCW's international leased and local access lines the best in the region, according to the Gartner Dataquest User Survey.

An interim dividend of 5.5 HK cents per ordinary share for the nine months to end of September is formally declared and described by Deputy Chairman and Group Managing Director Jack So as "evidence of our objective to reward our shareholders going forward".

PCCW is named Best Marketing Strategy Award winner as part of the Frost & Sullivan Service Provider of 2004 Awards, following a benchmarking study of performances from global and regional data service providers in Asia Pacific.

NOW Broadband TV announces the launch of the Mei Ah Drama Channel – Hong Kong's first 24-hour channel offering Asia's latest and hottest drama series.

PCCW is named Best Local Brand 2004/2005 and Telecom Category Leader at a Superbrands Organization awards ceremony in Hong Kong.

PCCW wins a Significant Improvement Award in the Hang Seng Index category of the Best Corporate Governance Disclosure awards, organized by the Hong Kong Institute of Certified Public Accountants (HKICPA).

DECEMBER

The PCCW shop chain is voted Hong Kong Merchant of Integrity for the second year running by readers of the *Guangzhou Daily* newspaper.

The *Sing Tao* IT Square "Editor's Choice" 2004 Awards scheme names the service now branded Prioritize Plus as Next Generation Telecommunications Service category winner, and Business NETVIGATOR Broadband as winner of the Business Internet Service class.

BBC Prime makes its Asian debut on NOW Broadband TV and is joined by the exclusive, 24-hour, Cantonese-language ATV News Channel.

Readers of Hong Kong IT magazine *PC Market* vote NETVIGATOR winner of the Best of Broadband Internet Service Provider Award in the PCM Best of IT Awards 2004.

The Hong Kong SAR Government's Smart Identity Card System developed by a Unihub-led consortium wins the e-Government & Services category of the Asia Pacific Information and Communications Technology Awards.

The Highest Service Hours Silver Award for private organizations is awarded to PCCW by the Promotion of Volunteer Service Steering Committee of the Hong Kong SAR Government's Social Welfare Department.

Key Figures

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2004
In HK$ million (except per share data)

	2004	2003	Better/ (Worse) y-o-y
Turnover	**22,895**	22,550	2%
Cost of sales	**(10,531)**	(8,730)	(21)%
General and administrative expenses	**(8,298)**	(9,481)	12%
Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	**4,066**	4,339	(6)%
Gains on investments, net	**461**	407	
Provisions for impairment losses	**(40)**	(2,452)	
Restructuring costs	**(51)**	(38)	
Profit from operations	**4,436**	2,256	
Finance costs, net	**(1,929)**	(2,117)	9%
Share of results of jointly controlled companies	**(4)**	(891)	
Share of results of associates	**152**	65	
Impairment losses on interests in jointly controlled companies and associates	**(16)**	(4,464)	
Profit/(Loss) before taxation	**2,639**	(5,151)	
Taxation	**(981)**	(1,165)	16%
Profit/(Loss) after taxation	**1,658**	(6,316)	
Minority interests	**(20)**	216	
Profit/(Loss) for the year attributable to shareholders	**1,638**	(6,100)	
Earnings/(Loss) per share (in HK cents)			
Basic	**30.50**	(122.81)	
Diluted	**30.26**	(122.81)	
Dividends per share (in HK cents)			
Interim	**5.50**	N/A	
Final	**9.60**	N/A	

OPERATIONS HIGHLIGHTS

	2004	2003	Better/ (Worse) y-o-y
Fixed line market share	**68%**	73%	(5)%
Business lines	**69%**	73%	(4)%
Residential lines	**67%**	73%	(6)%
Exchange lines in service ('000)	**2,567**	2,779	(8)%
Business lines ('000)	**1,144**	1,236	(7)%
Residential lines ('000)	**1,423**	1,543	(8)%
Total broadband access lines ('000)	**796**	703	13%
New Generation Fixed-Line sign-ups ('000)	**969**	655	48%
now Broadband TV installed ('000)	**361**	147	146%

Statement from the Chairman



Dear Fellow Shareholders,
I am pleased to report on a year of considerable progress in creating value and strengthening PCCW's foundations for growth. We paid our first dividend, restructured the Group to unlock the value of our property assets and took important steps to improve our growth opportunities in China.

Particularly fruitful during 2004 were the negotiations that led to the formation of an alliance between PCCW and China Network Communications Group Corporation (China Netcom Group). My Board colleagues and I feel that this development will greatly enhance PCCW's prospects in mainland China, while strengthening our financial fundamentals.

Overseas, we continue to invest in the development of a wireless broadband network business in the United Kingdom. The soft launch went well during 2004 and we will continue to expand its coverage taking a cautious approach, especially pertaining to potential technological developments.

Year 2004 has seen a reinforcement of PCCW's reputation as a world-class innovator in Information and Communications Technologies (ICT), as well as a strengthening of the PCCW brand.

We accumulated a substantial number of accolades and accreditations during the year, thanks to the quality and talent of our staff and management team. Of particular note was the Chairman's Award from the Cable and Satellite Broadcasting Association of Asia (CASBAA) for the success of our groundbreaking pay-TV service, now Broadband TV.

Our innovative products and marketing strategies have also successfully reduced line loss at our core fixed line business. We expect further improvement following the recent relaxation in the regulatory regime. The favourable property market should also continue to support the success of our premium property arm, Pacific Century Premium Developments.

On behalf of the Board, I wish to thank PCCW's team for reacting so swiftly to the Indian Ocean tsunami disaster in providing practical and financial assistance. Their response was typical of the compassion and sense of social responsibility shown by the PCCW team throughout the year.

It is pleasing to report that prospects for 2005 are encouraging. The Hong Kong economy is recovering steadily against a backdrop of strong growth in the rest of China. Our alliance with China Netcom Group should strengthen our ability to facilitate the expansion of Hong Kong and international companies into mainland China, as well as to assist mainland companies to venture into world markets via Hong Kong.

We achieved important strategic objectives in 2004. During 2005, I will continue to work closely with the Board in laying solid foundations for the future growth and prosperity of our Company.

Richard Li
Chairman
March 30, 2005

Statement from the Deputy Chairman and Group Managing Director

- 2004 was a year of creating value for shareholders
- We made a profit, paid our first dividend and continued to pay down debt
- Progress was made in stabilizing core revenues
- We unlocked the market value of our property assets
- An alliance with China Netcom Group, and expansion to mainland China and the UK are increasing growth prospects



It is my pleasure to report that 2004 was a year of creating value for shareholders. Our emphasis was on defending market share, sustained profitability, and laying the foundations for future growth.

In financial year 2004, we made a profit and paid our first dividend. At the same time, we continued to pay down debt, in an effort to further improve the Company's financial position.

We made progress towards stabilization of our core telecoms revenues as the line loss situation improved significantly and as our innovative new offerings including NOW Broadband TV, PCCW CVG, and New Generation Fixed Line services created new revenue streams. Both the broadband and IT solutions businesses experienced strong growth.

On the regulatory front, we moved towards a more level playing field as the regulator decided to phase out Type II interconnection and granted us a new Fixed Carrier license that allows pricing flexibility.

We unlocked the market value in our property assets in 2004 by transferring them into a separately listed company, renamed Pacific Century Premium Developments Limited (PCPD).

Beyond Hong Kong, we laid the foundation for future growth by concluding the deal with China Network Communications Group Corporation ("China Netcom Group"), expanding our Unihub IT solutions business in China, and continuing to invest in the wireless broadband network project in the UK.

2004 RESULTS HIGHLIGHTS

Further solid progress was made towards achieving the Group's financial and operational goals in 2004.

Consolidated Group revenue rose 2% to HK$22,895 million. The increase was mainly due to a 32% jump in revenue from our Bel-Air property development to HK$5,415 million. Excluding Bel-Air, revenue declined by approximately 5%, reflecting mainly reduced turnover from our traditional telecoms services, and reduction in non-core businesses. The Group's core telecoms revenue was negatively affected by fierce competition. Although the line loss situation was much improved in 2004, the year's telecoms revenues reflected the full-year impact of the significant line loss during 2003. In addition, there was price compression in retail IDD and traditional data services. The reduction was partially offset by sales growth for our NETVIGATOR broadband and Unihub IT businesses.

Group EBITDA was 11% lower at HK$6,552 million. Bel-Air delivered an increased EBITDA of HK$550 million, up from only HK$11 million in 2003. Excluding Bel-Air, the EBITDA decrease was primarily due to lower revenue from traditional telecoms services. There were also start-up costs associated with our new businesses. These cost increases were partially offset by savings in operating costs, which were reduced by 10% in 2004. We will continue to target efficiency gains in all areas of the Group.

Consolidated Group profit attributable to shareholders was HK$1,638 million in 2004 compared with a HK$6,100 million loss a year ago. Earnings per share were 30.50 HK cents. The significant improvement in profitability was due to sharply reduced asset and investment impairments, operating cost reduction, lower depreciation, and lower net finance costs and tax charges.

Our balance sheet was further de-leveraged in 2004 with net debt cut by HK$2,931 million to HK$26,200 million at year end. The Group's debt-to-EBITDA ratio improved to 4.5 from 4.7 in 2003, and average debt maturity remained comfortable at about six years.

PCCW and Telstra reached agreement in June 2004 with REACH's banking syndicate to buy back a US$1.2 billion loan facility for US$311 million. By doing so, we greatly reduced REACH's debt financing obligations and assured business continuity for REACH customers.

Please refer to Management's Discussion and Analysis on pages 36 to 44 for more on the Group's results.

Management is pleased that PCCW was able to start paying a dividend in 2004. Following the successful completion of a capital reduction as a necessary technical formality, an interim dividend of 5.5 HK cents per share was declared and paid in November 2004. The Board approved a final dividend of 9.6 HK cents per share in March 2005, bringing the total dividend for 2004 to 15.1 HK cents per share. Our total dividend yield for 2004 is 3.66%, based on the March 30, 2005 closing share price. This is the start of a new era of PCCW rewarding its shareholders.

OPERATIONS IN 2004

Our significant operational achievements in 2004 included reducing our fixed-line loss, successfully launching new products and services, and investing in new growth opportunities.

now Broadband TV achieved critical mass: The number of sign-ups for now Broadband TV reached 416,000 (361,000 installed) by year end, and the number of channels offered reached 67, including 52 video and 15 music. At these levels, now Broadband TV has achieved critical mass, only 16 months after launch. To ensure continued growth in sign-ups, we must widen the appeal of our content. Towards year end, we added a 24-hour Cantonese-language all-news channel. We also launched an Asian drama channel in Cantonese, and progressively added Cantonese language to our sports programming.

Strong growth of NETVIGATOR broadband: The success of now Broadband TV supported strong growth of our NETVIGATOR broadband business. The number of consumer broadband customers grew 28% from a year earlier to 660,000 at the end of 2004, while the number of business broadband customers grew 17%.

Nearly a million NGFL users: Our market-leading New Generation Fixed Line (NGFL) services played an important role in slowing our line loss during 2004. By year end, our customers had signed up for more than 969,000 NGFL lines, representing almost 50% of the Group's addressable exchange lines. PCCW continues to be the only fixed-line operator in Hong Kong with a service offering voice, short messaging service (SMS) and data download services. This product differentiation has been a major factor in reducing churn. I am very encouraged by the 41% reduction in our net total line loss in 2004.

Strong Unihub IT growth in China: Our Business eSolutions division, which includes the Group's Unihub IT operations, recorded a 16% rise in revenue to HK$2,701 million in 2004. Growth was achieved primarily in the mainland China market, driven by the strong growth of the Unihub IT solutions business. Unihub China Information Technology Company Limited, which we co-own with China Telecom, commenced operations in July 2003, and by 2004 was making a significant revenue contribution.

Strong Results from Bel-Air: PCPD's Bel-Air residential project at Cyberport enjoyed another year of strong sales. More than 560 luxury apartment units were pre-sold during 2004, generating US$1.15 billion of sales proceeds. Continuing strong demand for Bel-Air units is testimony to the high quality of the project and the skills of our management team.

The first pay out of surplus proceeds of the Cyberport project to the Hong Kong SAR Government and PCCW was made in August, with PCCW receiving HK$ 920 million. The end of cash outflow to the Cyberport project and the beginning of surplus proceeds payments enhances the Group's cash flow.

Property assets transferred to separately listed company: The property-related assets held by PCCW's Infrastructure division – including the Group's Cyberport development rights, property investments and facilities management operations – were transferred in May to Hong Kong-listed Dong Fang Gas Holdings Limited ("DFG"), which was renamed Pacific Century Premium Developments Limited (PCPD). Initially, PCCW held 93.4% of PCPD. By year end, that equity holding had been reduced to 51%, before being increased back to approximately 62% on March 1, 2005, when PCCW exercised Tranche A of the Convertible Notes. The transaction unlocked the value in the Group's property-related assets and allows the Group's property and telecoms businesses to run as separately-listed companies.

Successful soft launch of UK wireless broadband: We successfully soft launched wireless broadband network services in the Thames Valley west of London during 2004. The sign-up rate and customer feedback were encouraging, and at year end we decided to expand coverage to a wider area during 2005.

REGULATORY ACTIVITIES

The campaign for regulatory policy reform was at the top of management's agenda during 2004, and we achieved some significant successes, including the Hong Kong SAR Government's decisions to award PCCW a new, more flexible Fixed Carrier license and to phase out Type II interconnection.

PCCW applied in late 2003 for its dominance status to be lifted in the business and residential fixed-line sectors on the grounds that our market share had fallen below Office of the Telecommunications Authority (OFTA) thresholds, that the market is now fully competitive and that we lack market power. Following industry consultations, OFTA offered PCCW a new Fixed Carrier license under which PCCW is no longer considered dominant and is free to change its tariffs without the approval of OFTA. PCCW accepted the new ex-post license in early 2005.

The Government announced in July 2004 that it would phase out Type II interconnection by July 2008, bringing to an end the requirement for PCCW to lease the "last mile" to its fixed-line competitors. The Government accepted that the policy is outdated and should be phased out to maximize investment and innovation.

NEW STRATEGIC SHAREHOLDER

PCCW engaged in extensive discussions with China Netcom Group during 2004 on possible forms of cooperation. On January 20, 2005, the two companies announced that China Netcom Group had agreed to pay approximately HK$7.9 billion (about US$1 billion) to acquire 20% of the enlarged share capital of PCCW at HK$5.90 per share, thereby becoming the Company's second largest shareholder. PCCW's shareholders approved the agreement at an EGM on March 16, 2005. We look forward to completing the transaction soon and welcoming to our Board three Directors nominated by China Netcom Group. The new Directors will serve on various Board and Management committees, and one will be a Deputy Chairman.

Already before formal completion of the transaction, PCCW and China Netcom Group have established joint working groups to actively explore opportunities in broadband, property redevelopment, Yellow Pages, and international business. The working groups have engaged in intensive discussions and reached agreement on several key principles on how to jointly develop our business in China (subject to PRC regulations and necessary consents).

Broadband: PCCW intends to work with China Netcom Group by acquiring an interest in CNC Broadband Network Company Limited ("CNC Broadband"). Leveraging our expertise and experience in the development and marketing of a full range of broadband services, together with China Netcom's local market knowledge and infrastructure, we will jointly promote broadband services including connectivity and value-added services in targeted cities in China.

The services will initially be rolled out in six southern China cities – Hangzhou, Ningbo, Wenzhou, Yangzhou, Chongqing, and Chengdu.

Property Redevelopment: By drawing on its experience in property development, PCCW will work with China Netcom Group to fully unlock the value in China Netcom Group's land and property assets. The two sides have selected Hujia Lou telephone exchange building in Chaoyang District, Beijing, as the first site for redevelopment. This project will serve as the model for any future joint redevelopment of other China Netcom Group exchange buildings.

Both sides have agreed to undertake a feasibility study on the development of potential sites from China Netcom Group's land resources throughout China, measuring more than 28 million square meters in total area.

Yellow Pages: China Netcom Group and PCCW have agreed to jointly develop the Yellow Pages business. Together, the two sides will develop a multimedia platform to promote the business in both mainland China and Hong Kong through print, web-based, mobile SMS and other versions. It is intended that the venture will operate a business initially covering 20 provinces and cities in mainland China, in addition to Hong Kong.

OUTLOOK FOR 2005

The management team is seeking to maximize in 2005 the advantages afforded by our new strategic alliance with China Netcom Group and our new Fixed Carrier license in Hong Kong. We aim to continue bringing more new products to the market, while maintaining strict cost controls.

Following the regulator's decision to grant us a new ex-post license, we will be aiming to win back customers lost to competitors. We have confidence that this will be another year of substantially reducing fixed-line loss and stabilizing core revenue, while continuing to grow our NETVIGATOR Broadband Internet access and now Broadband TV businesses.

In the UK, our wireless broadband network business will continue to expand its coverage area. We are taking a prudent and cautious approach commensurate with market demand and technology enhancement.

We will continue to work closely with China Netcom Group on opportunities for cooperation and joint investment in mainland China and internationally.

While investing in mainland China and the UK to increase our potential for earnings growth, we will continue to focus on our core business in Hong Kong, both stabilizing traditional businesses and building new lines of business.

2005 will be a year of further progress towards enhancing shareholder value.



Jack So
Deputy Chairman and Group Managing Director
March 30, 2005

Business Overview

POSITIONING THE COMPANY FOR GROWTH


SMS
now
now

A year of creating value has laid the foundations for growth in 2005 and beyond.

In 2004, we built on our reputation for communications innovation in the home, the workplace and on the move – winning a number of awards and accreditations along the way.

At the same time, PCCW formed a strategic alliance with China Netcom Group, ramped up its service to Asia's growing community of multinational corporations (MNCs) and began to create a wireless broadband network business in the UK.

A major regulatory development in Hong Kong – greatly assisted by our consultative and litigation efforts throughout 2003 and 2004 – will have significant impact on PCCW's business by granting commercial freedom to the way we price our products and services (see page 18).

Meanwhile, adoption of our New Generation Fixed Line (NGFL) services among business and residential customers advanced steadily towards the 1 million mark, generating greater customer loyalty and helping to slow churn.

Despite a global trend of falling numbers of fixed lines, our 2004 figures show an average reduction in line loss among retail commercial and consumer customers of 57%.

By December 2004, more than 361,000 now Broadband TV services were installed for customers who were able to enjoy a choice of 67 channels of local and international programming from our ground-breaking pay-TV service. Within a little over a year, the operation has grown into the largest of its kind in the world and has now entered the commercial arena with top hotels and hospitality outlets adopting the service.

In a major regional benchmarking exercise involving a number of global telecoms players, PCCW was found to provide the best quality local access lines and international leased lines after the Gartner Dataquest User Survey polled more than 400 MNC network managers in Asia Pacific.

Telecommunications Services (TSS)

New Generation Fixed Line (NGFL) services will continue to be shaped by the way customers respond to our innovative ideas for features and services. As a measure of that response, activation of NGFL functions increased from 70% in 2003 to 86% in 2004.



LOCAL TELEPHONY

Enhancements to our NGFL services, including a cordless home SMS phone and imaginative infotainment, helped us retain customers by adding value rather than competing on price.

NGFL continued to reinvigorate Hong Kong's fixed-line market – of which we hold a 68% total share – by continuously expanding the role of the phone in everyday home or office life.

This included stimulation of fixed-line SMS usage by initiatives such as prize quiz games and joint consumer promotions, plus new downloads as diverse as ringtones, football commentary and a facility to view PCCW bills.

Launched in July 2003, NGFL services will continue to be shaped by the way customers respond to our innovative ideas for features and services. As a measure of that response, activation of NGFL functions increased from 70% in 2003 to 86% in 2004.

Last year also saw development of a new NGFL service that enables our commercial clients to provide a better experience for their own customers. Super Hotline uses our network's growing "intelligence" to route callers to any one branch or department of a company by simple voice command. Signing up to Super Hotline means businesses with multiple branches and departments only need to offer their customers one number. PCCW's intelligent network does the rest, as soon as a voice command identifies the required branch or department.

PCCW's philosophy on IP (Internet Protocol) has been to proactively translate our technology know-how into innovative products and services to generate new revenues.

The Company began pushing IP benefits into everyday office life in 2003 with the launch of PCCW Convergence, which was renamed Prioritize Plus in February 2005. This helps customers to prioritize communications by bringing different message formats – such as voicemail, email and fax – together into one onscreen view, at the desk or on the move. Prioritize Plus is one of the next-generation services offered to business customers as part of a portfolio now branded PCCW CVG.

Our Commercial Group is now processing valuable customer feedback from among more than 10,000 Prioritize Plus users to develop versions to suit the SME (small-to-medium-sized enterprise) market, as well as MNCs across the region.

The service now branded Prioritize Plus won influential industry recognition when it was named Next Generation Telecommunications Service category winner in the IT Square "Editor's Choice" 2004 Awards, organized by Hong Kong's *Sing Tao* newspaper. Another everyday example of PCCW's IP prowess can be found at the prestigious new Langham Place Hotel in Mongkok, where hi-tech facilities include Hong Kong's first color IP telephones and a Wi-Fi "bubble" enabling calls to reach guests, regardless of where they might be in the hotel at any one time.

TRANSITION TO AN ALL-IP NETWORK

As a pioneer of IP technology, PCCW plans to build a network infrastructure that will converge all services – voice, data, video and applications – on one network.

What became the world's first all-digital network in 1993 has already begun its transition towards an all-IP infrastructure.

The carefully-considered design of the project means existing equipment will be phased out as it reaches the end of its working life to ensure maximum service is delivered before replacement.

As well as keeping Hong Kong at the leading edge of Information and Communications Technologies (ICT), the transition will enable PCCW to realize operational efficiencies plus significant space and cost savings.

INTERNATIONAL TELECOMS SERVICES

Although price erosion continued to impact on Hong Kong's International Direct Dial (IDD) market, PCCW was able to generate double-digit growth in overall traffic minutes and maintain total market share in the face of fierce competition.

BROADBAND

PCCW maintained its leadership in broadband services in 2004, with residential customers numbering 660,000 compared with 517,000 the previous year, and the number of retail business broadband lines – which form part of the Business eSolutions portfolio – increasing to 73,700 by the end of 2004 from 62,800 in 2003.

The reputation for quality of service held by our NETVIGATOR Internet Service Provider (ISP), coupled with now Broadband TV's growing popularity, helped reduce broadband churn by a significant margin in 2004.

Telecommunications Services (TSS)







Hong Kong's improving economy in 2004 spurred the commercial community to look beyond simple Internet access and use our broadband network to carry content and applications to enhance their business operations.

The broadband scene in Hong Kong is widely regarded as the most successful commercially-focused model in the world, with overall household penetration exceeding 60% by the end of 2004, according to the Office of the Telecommunications Authority. PCCW is able to serve all major business areas and 95% of all homes with broadband services.

now Broadband TV

Our pay-TV service has been a major success story since launch in September 2003, when this new arrival to Hong Kong's home-entertainment scene began with 23 channels.

A little over a year later, more than 361,000 now Broadband TV services were installed, offering 67 channels of local, Asian and international content.

In January 2005, Hong Kong was identified as Asia Pacific's fastest-growing pay-TV market in 2004, with the overall number of subscribers rising 34% to about 1.1 million. Dow Jones reported that the increase was powered by growth in now Broadband TV.

Localization was an important focus in 2004, with the result that the ESPN and STAR SPORTS channels now provide commentaries in Cantonese, as well as English, and all Disney animation programming is now offered with Cantonese and English soundtracks. In addition, most other international channels carry Chinese subtitles.

PCCW's role in the region's pay-TV industry took center stage in October last year when the Cable & Satellite Broadcasting Association of Asia (CASBAA) presented now Broadband TV with the inaugural CASBAA Chairman's Award.

Representing 120 corporations serving more than 3 billion viewers, CASBAA chose to honor now Broadband TV for its "innovative and proactive marketing of a secure and advanced pay-TV platform and for growing its interactive capability, resulting in a stellar subscriber take-up".

Another 2004 development was in extending our pay-TV service into the commercial arena. The result has been to make now Broadband TV available on 13,000 screens in Hong Kong hotel rooms and a number of other hospitality outlets such as sports bars.

now Broadband TV is also being made available in the office, where it offers a rich mix of local, regional and international news, plus business and financial analyses, as well as golf and other sports.

In 2005, our pay-TV service will seek to offer an even wider variety of content, plus interactive applications.

NETVIGATOR

Our ISP's popularity continued to rise in 2004, picking up awards for quality of service and innovation in both the residential and business sectors.

For example, NETVIGATOR has triumphed every year since 1999 in *Next* magazine's Top Service Award scheme for ISPs, setting a virtually unbeatable Hong Kong record.

2004 also saw Business NETVIGATOR Broadband declared winner of the Business Internet Service class of the IT Square "Editor's Choice" 2004 Awards, organized by the *Sing Tao* newspaper.

Last year's winning streak continued with Hong Kong IT magazine *PC Market* naming NETVIGATOR winner of its Best of Broadband Internet Service Provider Award in recognition of "technology advancement that caters for consumer needs". Our ISP also won the PCM Best of IT Award scheme's Universities and College Students' Choice Award, underlining its popularity among young people.

Another major 2004 development was the launch of the NETGame platform, which comprises a Sony Computer Entertainment PlayStation 2 feature, the *netvigator.com* games portal and other games-related services and collaborations.

Microsoft last year recommended PCCW as the No.1 choice among Hong Kong carriers to provide access to its Xbox Live online games after tests found that NETVIGATOR's broadband service out-performed competitors in speed, stability, coverage and technical support.

Wi-Fi services

NETVIGATOR customers are able to get online without wires at some 350 Hong Kong Wi-Fi hotspots, which now include stations along the MTR Corporation's Airport Express route to complement service throughout public areas at Hong Kong International Airport.

Sending and receiving email is now possible throughout the Cathay Pacific Airways fleet, thanks to the NETVIGATOR Inflight service, which connects with the Internet via satellite at frequent intervals.

In addition, international travelers are able to use our NETVIGATOR Internet Roaming Service from 4,800 cities in 150 countries.



Value-added services

Subscriptions to NETVIGATOR's value-added services rose in 2004 to 400,000, from 330,000 in 2003. These services offer features such as video communications, protection against undesirable material getting to youngsters, spam blocking and digital image and video storage.

now.com.hk

Subscribers to Hong Kong's premier entertainment and information portal increased to 198,000 in 2004, from 169,500 the year before.

NETVIGATOR provides a total experience in broadband home entertainment – *now.com.hk* for PC users and now Broadband TV for television viewers.

As well as the portal's multi-media platform offering current TV and radio programs, plus music videos and Asian drama, *now.com.hk* has expanded its range of attractions to include casual games and a "virtual clubhouse".

NETVIGATOR subscribers are the first in Hong Kong to use an "avatar" feature – co-branded with prominent names in fashion and sportswear – that enables *now.com.hk* users to build an online image from a choice of hairstyles and clothes.

These serve to encourage growth in NETVIGATOR's online community of young, Internet-savvy, broadband users.

PCCW CONSUMER SALES AND CHANNELS

PCCW runs one of the largest sales operations in Hong Kong, via channels including retail shops, a 24-hour call center, a direct sales team and partnership sales.

The new-look chain of PCCW shops showcases the Company as an Information and Communications Technologies (ICT) expert, offering shoppers total connectivity plus a full range of the latest telecoms, computer and digital products.

All our 11 retail outlets have been upgraded to offer a bright and attractive hi-tech image that rejuvenates PCCW's presence on the high street and provides an interactive shopping experience.

Among the accolades won by the PCCW shop team last year were an individual 2004 Frontline Level Service & Courtesy Award from the Hong Kong Retail Management Association, and the Hong Kong Merchant of Integrity title, awarded for the second consecutive year by readers of the *Guangzhou Daily* newspaper.

Similarly, our 24-hour Hong Kong call center last year won a gold award from the Hong Kong Association of Customer Service Excellence and a best-in-class award from the Asia Pacific Customer Service Consortium.

PCCW products and services are also taken to consumers by a mobile team of direct sales professionals, while more than 1,000 business agents act as retail outlets for PCCW phone cards, network services, computer hardware and accessories.

LOCAL AND INTERNATIONAL DATA

Despite continued downward pressure on data prices, PCCW experienced significant growth in overall customer bandwidth consumption last year and maintained market share.

With some 5,000 connections, our IP-VPN operation is the largest of its kind in Hong Kong and has proved popular in supporting a growing trend of office automation and adoption of applications such as video-conferencing.

One of the consequences of falling data prices has been to make IPLCs (International Private Leased Circuits) more attractive to Asia Pacific's business community, which uses them for increasingly bandwidth-hungry applications.

PCCW's fast-growing reputation as a world expert in the field of IP technology was reinforced in January 2005 when the Company won a contract to build a leading-edge, IP-based network for Hong Kong Exchanges and Clearing Limited (HKEx).

When finished in 2007, the project will result in the largest integrated, mission-critical, IP-enabled securities and derivatives network in Asia.

Other large-scale contracts won last year included a back office solution for the Bank of East Asia and Phase 1 Academic Infrastructure for The Chinese University of Hong Kong – Tung Wah Group of Hospitals' Community College.

A data-carrying agreement with China Telecom struck in 2003 continues to enable PCCW to offer businesses access to the whole of mainland China through one point of contact in Hong Kong.

Our long-standing relationships with mainland China's telecoms operators position PCCW well as an expert provider of solutions into, out of and throughout the mainland. One large-scale solution put together by PCCW in 2004, for example, networked locations for an MNC in 20 cities across the mainland.

Through our presence in business hotspots such as Beijing, Shanghai, Guangzhou and Shenzhen, as well as via our various joint ventures, 2004 saw PCCW providing a growing number of solutions to incoming MNCs requiring connectivity, bandwidth, CPE and valued-added services. At the same time, the Company has been providing a similar service to Chinese conglomerates wanting to expand outside mainland China. Among the many accolades won by PCCW last year was the Best Marketing Strategy Award as part of the Frost & Sullivan Service Provider of 2004 Awards. These were based on a benchmarking study of performances from global and regional data service providers in Asia Pacific.

A statement from the Frost & Sullivan global consulting company said: "PCCW has a very clear marketing strategy for its customers, particularly the North Asian markets, helping Hong Kong enterprises and MNCs to expand and build their business operations throughout the region, especially into mainland China."

GLOBAL BUSINESS

A sharpened focus on serving MNCs and large organizations across Asia led to 100% growth last year in PCCW's provision of connectivity in and between markets other than Hong Kong.

PCCW is fast earning a reputation as an Asia-focused ICT player, thanks to its understanding of how technology can address modern business issues, and the Company's wealth of relationships in the region.

Thanks to points of presence in geographies including Europe, the US, Japan and a number of Asian countries, PCCW is able to strike a rapport with MNCs in their home territories, as well as in Hong Kong, with a view to serving their networking needs in developing markets such as India and southeast Asia.

One of our Global Business unit's major connectivity selling points is its relationship with REACH (see page 21), an Asia-focused international wholesale carrier and leading IP backbone operator.

BRAND

Moves to harness the power of our brand to increase market share and boost customer loyalty made visible progress in 2004.

The PCCW brand is a corporate asset of significant value and represents merits such as quality, innovation, experience and trustworthiness.

Strong branding is vital in Hong Kong – one of the world's most fiercely competitive telecoms arenas – and regular surveys help us to understand market dynamics and influence buying decisions.

A 2004 study of nearly 3,000 Cantonese speakers revealed that PCCW was regarded as Hong Kong's leader in delivering "innovative products and services that enhance my lifestyle". Respondents chose PCCW as the outright winner of a group comprising four telecoms players and a number of other major companies in Hong Kong.





The same survey identified PCCW as the preferred service provider when respondents were asked to rate five telecoms companies in terms of "has staff that are knowledgeable and helpful when making product and service selection".

Similarly, respondents singled out PCCW when asked to rate the telecoms provider that "makes it worth my while to use two or more of its individual services at the same time".

PCCW was again awarded Superbrand status in 2004, as well as being named Telecom Category Leader for the second consecutive year and Best Local Brand 2004/2005. The awards were made by the Superbrands Organization, an internationally-recognized arbiter of branding with a presence in more than 42 countries.



CASCADE LIMITED

The main thrust of Cascade's 2004 activity was in pursuing revenue-generating opportunities among other network-reliant organizations in the Asia-Pacific region, while continuing to serve PCCW's complex technology needs at home and overseas.

Among commercial projects won by the Cascade technical services provider were a network management center for a major mobile operator in mainland China, a switching center for a Hong Kong mobile services provider and an IPTV trial solution for a fixed-line player in southeast Asia.

IPTV is a potentially fertile field of business for Cascade, especially after fixed-line operators from Europe, South America and Asia visited Hong Kong last year to see now Broadband TV in action and to talk about Cascade's IPTV expertise.

Cascade also played a central role in the UK Broadband project (see page 21) and is now well positioned to offer wireless broadband technical services across Asia Pacific.

As well as achieving double-digit efficiency improvements in 2004, Cascade won a number of accolades. These included the International Telecom Network Service Center Award from the Hong Kong Q-Mark Council, one of the region's foremost quality certification institutions.

Another was the title of Best Practice Winner for Technology Deployment from Hong Kong's Best Practice Management (BPM) Group. This was in recognition of the Cascade-developed eCenter, which ensures top service to PCCW's voice, data and multimedia customers.

Cascade also provided the technical services strength behind PCCW's success in the Gartner Dataquest 2004 User Survey, which named our international leased lines and local access lines as the best in Asia Pacific.

By the end of last year, Cascade's people were holding more than 1,700 certifications, making the PCCW subsidiary one of the most highly-qualified technical services operators in the region. Quality accreditations held by Cascade include the telecoms-specific TL 9000 standard and BS 7799-2 certification for information security management.

CONTACT CENTERS

PCCW runs one of Asia's largest and most sophisticated contact-center operations.

More than 3,000 agents handle in excess of 100 million inbound and outbound customer calls in 15 languages from contact-center set-ups in Hong Kong, Guangzhou, Beijing, Shanghai and Taipei.

This unit reaches out to PCCW's own customers to help maintain high levels of user satisfaction, while providing a comprehensive range of contact-center solutions – including operational consultancy, build and design and outsourcing – to serve the customers of large organizations such as banks, airlines and manufacturers across Greater China.

The operation has attracted domestic and international acclaim for being highly skilled in all forms of customer contact and was named one of the top three of its kind by the Hong Kong Call Centre Association in 2004.

In addition, our contact center business was last year named one of the top-50 teleservices agencies in the world by Customer Interaction Solutions, a US-based firm specializing in the global call-center industry.

Regulatory Developments

A YEAR OF SIGNIFICANT ACHIEVEMENT

As well as being influenced by market forces, the Group's results are affected by policies established by the Hong Kong Government and the regulator – the Office of the Telecommunications Authority (OFTA).

Prime examples of such policies have been compulsory provision to competitors of our local-loop assets (phonelines into homes and businesses) and the regulation of PCCW as a dominant provider of residential and business-line services. Major progress was made on these, and other issues, in 2004.

Wholesale services

PCCW continued to provide network-to-network interconnection to other telecoms providers in 2004, with charges generally applied on a per-minute basis. Last year, some per-minute interconnection rates were lowered while others remained unchanged.

In addition, PCCW provides Internet Service Providers (ISPs) with bandwidth services, pursuant to OFTA-approved tariffs.

The Company also provides Fixed Telecommunications Network Services (FTNS) competitors with access to "last-mile" phonelines between exchanges and customers – a requirement known as "local-loop unbundling" – pursuant to OFTA-approved tariffs and contracts. Interconnection and unbundled local-loop services are provided to competitors on a non-discriminatory basis.

In July 2004, the Government announced that its policy of compulsory local-loop unbundling would be phased out, on a building-by-building basis, no later than June 30, 2008. The Company welcomed this development, although it had recommended a shorter phase-out timescale.

PCCW is now negotiating carrier-to-carrier service agreements consistent with this policy decision, with one agreement already concluded. Compulsory access to unbundled in-building wiring continues without a phase-out date. PCCW strenuously advocated a phasing out of compulsory unbundling, and campaigned for a two-year "sunset" approach plus commercial agreements.

Retail pricing flexibility

In the second half of 2004, OFTA initiated a consultation with a view to changing the regulation of PCCW's pricing activities from ex-ante to ex-post.

OFTA adopted this new regulatory regime on January 13, 2005, with PCCW-HKT Telephone Limited (HKTC) accepting a new ex-post Fixed Carrier license on January 14, 2005. In the ex-post regime, OFTA's prior approval for tariff revisions (including discounts and promotions) will no longer be required. Instead, HKTC will merely notify OFTA of any tariff revisions one day before they become effective. In addition, no presumption as to dominance can be drawn from this new license.

This modification represents a significant change in OFTA's regulatory approach and will allow PCCW to compete on a more level playing-field.

PCCW had previously argued vigorously for this much-needed reform, filing applications to be declared non-dominant in the residential and business fixed-line markets and initiating litigation to expedite change.

During 2004, the Company launched a variety of promotions and loyalty programs to address competition, with tariff revisions being employed to enhance operations, introduce new services and support network investment.

Wireless services

OFTA launched a public consultation in December 2004 on the licensing framework for deployment of broadband wireless Internet access as an alternative to the delivery of both fixed and mobile telecommunications services in Hong Kong. The regulator proposes to use the 3.5 GHz band, to assign spectrum by auction, to permit only "limited mobility" and to restrict the auction to fixed-line licensees. No specific technologies are mandated. Consultation submissions were filed in mid-March 2005.

Merger and Acquisition Provisions

Becoming fully operational in 2004, this piece of legislation deals specifically with merger-and-acquisition (M&A) activities in Hong Kong's telecommunications network sector and gives the regulator power to review M&As involving significant shareholding changes in carrier licensees. OFTA is also able to take appropriate action when it is of the opinion that the transaction would substantially lessen competition in the market.

Business eSolutions

PURSUING BUSINESS IN GREATER CHINA AND BEYOND



UNIHUB

PCCW's Information Technology (IT) services division is fast earning a reputation as a leading-edge solutions provider throughout Greater China and beyond.

Significant contracts with top telecoms operators continue to raise Unihub's industry profile within mainland China.

At the same time, the Unihub innovation behind the Hong Kong SAR Government's Smart Identity Card System – known as SMARTICS – has sparked interest all over the world.

In fact, the system beat global competition to win an award for Breakthrough Implementation in an Oscars-style ceremony staged in April 2004 as part of the US-based Card Technology & Security Technology Annual Exhibition in Washington DC.

Just a few months later, the SMARTICS system won a Gold Award in the 6th IT Excellence Awards organized by the Hong Kong Computer Society, before going on to win the e-Government & Services category of the Asia Pacific ICT Awards in December.

Unihub led the consortium to design, build and operate SMARTICS and holds a 10-year maintenance contract for the system.

In mainland China, Unihub managed an ERP (Enterprise Resource Planning) project across all 31 provinces for China Mobile, then went on to win a contract to provide a similar service for China Netcom Group. The deal was negotiated independently of the alliance struck between PCCW and China Netcom Group in January 2005.

Unihub is also active in the Pearl River Delta – widely known as the "factory of the world" – where it is winning business to serve offshore centers for MNCs attracted by CEPA (Closer Economic Partnership Agreement) and China's accession to the WTO (World Trade Organization). Unihub's cross-border services and Collaborative Commercial Platform (CCP) provide sophisticated, total IT solutions to link mainland factories with sales and distribution operations in Hong Kong and the rest of the world.

In line with its strategy to expand operations into other Asian markets, Unihub has won a contract to provide a railway telecommunications system in Taiwan, and has joined forces with an international software company to serve the management-system needs of medical authorities across the region.

Other significant projects last year involved major IT systems for the new Sands Macau casino and a 10-year contract with the Hong Kong SAR Government's Social Welfare Department to provide a range of technical infrastructure-related IT solutions and operational support.

Having satisfied the Hong Kong SAR Government's stringent security requirements, Unihub is now well placed to bid for other large-scale projects.

In late 2004, Unihub established an Outsource Development Center in Guangzhou in response to a growing IT outsourcing trend among MNCs and other large organizations in Asia Pacific.


中国移动通信支撑系统信息化一期工程
合同签字仪式
中国移动通信
PCCW



Unihub's Internet Data Center (IDC) customers in 2004 included a major Hong Kong mobile phone operator, the REACH international wholesale carrier, the Bank of East Asia and the Amway (China) Co Ltd direct-sales company

Unihub offers IDC and outsourcing solutions and services to companies using Hong Kong as a "stepping stone" into mainland China, as well as to mainland companies venturing into world markets via Hong Kong.

A major Unihub achievement last year was top rating at Level 5 of the CMMI-SW assessment scale, which was established by the Software Engineering Institute at the Carnegie Mellon University in Pittsburg, US, and is recognized as the world's No.1 standard in software engineering excellence.

PCCW DIRECTORIES

The unit enjoyed significant growth in online advertising revenue in 2004, thanks to a fruitful partnership with Yahoo! Hong Kong, which brings together large numbers of users drawn to the Yahoo portal with our many advertisers.

Recognized as one of the region's most innovative players in the online advertising industry, PCCW Directories plans to collaborate with Yahoo's global Overture platform in 2005, bringing a US-developed, pay-for-performance model to Hong Kong's online advertising community.

One million Yellow Pages directories, comprising English and Chinese-language versions of both Consumer and Business publications, were printed in 2004.

Our 2004 Yellow Pages Consumer publication won the Directories category of the US Gold Ink Award, while the Business edition achieved a gold-standard Superb Printing Award, organized by the International Association of Printing House Craftsmen in the US.

Developed in-house by the PCCW Directories team and launched in early 2004, the YP Card has been very successful as a means of making Yellow Pages advertisers more visible and attractive to affluent consumers.

With more than 70,000 registered users, the YP Card is available from the Yellow Pages directory books or online, and offers a wide variety of special offers and discounts from merchant outlets.

Partnerships with major companies extend the power of the YP Card by attaching special discount privileges to the purchase of certain products. For example, Motorola has added a special version of the YP Card to one of its handsets on the Hong Kong market to make it more attractive to consumers.

Asia and Beyond (Others)


REACH



REACH

REACH is an Asia-focused international wholesale carrier of voice, International Private Leased Lines and IP data services.

This 50:50 joint venture between PCCW and Australia's Telstra is also one of the world's top-10 carriers of international voice traffic.

In September 2004, and for the fourth consecutive year, independent research firm Gartner ranked REACH as top IP backbone operator in intra-Asia connectivity.

REACH's international capability also played a central role in PCCW's top ranking in IPLCs (International Private Leased Circuits) by the Gartner Dataquest User Survey in 2004.

In addition, the REACH IP network was the highest-ranked Asian carrier in a performance league table compiled by the *Netconfigs* network management resource in 2004.

Significant events in 2004 included an agreement enabling the joint venture's shareholders to buy back REACH's US$1.2 billion loan facility from its lenders for US$311 million.

In early 2005, forecasts from PCCW and Telstra showed that their future data capacity requirements will absorb virtually all REACH's existing inventory for the foreseeable future. As a result, REACH decided not to acquire additional capacity other than to meet the needs of PCCW and Telstra, although it will continue to provide voice and satellite services to all customers.

UK BROADBAND

PCCW's wholly-owned subsidiary, UK Broadband Limited, is continuing a phased rollout of its wireless broadband Internet-access service in the UK.

The soft launch in six towns west of London attracted positive feedback that proved the technology and demonstrated customer acceptance.

The result also confirmed that the Company is able to deliver a strong product in another part of the world at a competitive price, drawing on expertise and support from the Hong Kong NETVIGATOR team and systems.

Rollout is proceeding with a TD-CDMA-based technology using portable, non-line-of-sight, plug-and-play devices that deliver the instant-service concept communicated by UK Broadband's "broadband to go" marketing campaign.

Offering speeds on a per-user basis of 512kbps and 1mbps, the service generated 25% of local broadband growth and captured 7% of the six towns' total broadband market share within eight months of launch.

Further rollout is expected to increase the size of the UK Broadband customer-base fourfold by the end of 2005.

A survey of 1,000 UK customers in November 2004 revealed that 89% of respondents were satisfied or very satisfied with the service.

Asia and Beyond (Others)


to go

Rollout is proceeding with a TD-CDMA-based technology using portable, non-line-of-sight, plug-and-play devices that deliver the instant-service concept communicated by UK Broadband's "broadband to go" marketing campaign.



Developments slated for 2005 include greater portability and launch of a Voice-over-Internet Protocol (VoIP) service.

Holding licenses to provide a wireless broadband network service for almost the entire UK and Northern Ireland, PCCW is generating valuable expertise that could be applied in other parts of the world such as mainland China and other markets in Asia.

BtNAccess

Formed by merging PCCW's Beyond the Network and Corporate Access units, BtNAccess is recognized as a market leader in IP communications.

Headquartered in the US and Hong Kong, and operating across North America, the Middle East, Europe, Africa and Asia, this unit offers solutions including a hosted PBX (private branch exchange) service, a technology-independent MPLS (Multiprotocol Label Switching) network covering more than 200 markets in 50 countries, wholesale VoIP and dedicated Internet access and hosting for enterprises.

BtNAccess also provides VSAT (very small aperture terminal) satellite solutions for voice and data communications in remote areas of the world not served by conventional fixed or wireless networks.

INFRASTRUCTURE

PACIFIC CENTURY PREMIUM DEVELOPMENTS

Majority owned by PCCW, Pacific Century Premium Developments Limited (PCPD) is principally engaged in the development and management of property and infrastructure projects, as well as investment in premium-grade buildings in Asia.

PCPD was formerly known as Dong Fang Gas Holdings Limited, an investment-holding company into which PCCW transferred property interests from its Infrastructure division on May 10, 2004.

Business Overview

People Development

TRAINING AND DEVELOPMENT TO KEEP THE COMPANY AT THE LEADING EDGE



PCCW places great emphasis on training and developing its people to keep the Company at the leading edge of Information and Communications Technologies (ICT), as well as at the forefront of best business and customer service practices.

More than 14,000 "man-days" of technology and product training were provided in 2004, covering areas such as wireless and IP networking.

Product and systems training

Product and systems training ensured effective introduction, sales and service of products such as NGFL services, now Broadband TV, PCCW Convergence (now branded Prioritize Plus) and NETVIGATOR broadband Internet access. More than 900 sales professionals were updated on product knowledge and application and systems operation.

Company and professional/practitioner accreditation

Individuals attained more than 388 industrial certificates, including qualifications for Certified Oracle Database Administrator; Certified Information System Auditor; Microsoft Certified System Engineer, Certified Project Management Professional and Certified Security Professional; plus PRINCE2 Practitioner and Sun certification.

In March last year, the Company's Trainee Engineer scheme was approved for a further five years by the Hong Kong Institution of Engineers. By 2004, 67 staff members had attained Professional/Chartered Engineer status, while 58 of their colleagues were partway through the qualification process.

Training and certification of contractor staff for services, including voice, broadband Internet access and now Broadband TV, also served to maintain field service quality levels.

Business and management training

More than 12,000 man-days of business and management training were provided in Greater China and other territories to develop skills in sales, marketing, consultancy, service and management, as well as to support the expansion of our business outside Hong Kong.

A total of 47 sales-related training programs were conducted for more than 900 salespeople from the Commercial and Consumer Groups, while 320 man-days of direct sales training helped to build a competitive team of more than 130 staff members to meet targets for broadband Internet-access and now Broadband TV services. In addition, 550 man-days of training were provided for commercial sales teams.

In 2004, five salespeople won Distinguished Salesperson Awards from the Hong Kong Management Association, with two of our sales professionals also receiving Best Presentation Awards.

Through nomination, a Corporate Sales professional with an outstanding record was awarded the Shorter Specialist Scholarship (Business Leadership) under the British Chevening Scholarship Scheme managed by the British Council on behalf of the British Consulate-General.

People-management and strategy-execution training programs were provided for about 420 managers to help cultivate effective management practices throughout the Company. Programs were conducted for the Commercial Group, Unihub, Cascade and other business areas to reinforce managers' sense of accountability for people development and to strengthen PCCW's high-performance culture.

To align people-management practices with Cascade's regional expansion plans, experiential training was provided for more than 40 senior managers and 300 staff within Cascade in Hong Kong and at the Guangzhou Huangpu Training Center. The idea was to encourage entrepreneurship, delegation and managerial practices relating to skills development and staff motivation. One of the main aims was to ensure a continuous supply of short and long-term employees to run operations and pursue business opportunities in other markets.

Training programs were also conducted to meet people-development needs in other locations across Greater China.

Intensive training and development programs, covering topics such as orientation, problem solving, decision making, communications and telecoms technology, were provided for 34 staff members last year at Unihub's newly-established Outsource Development Center in Guangzhou.

In addition, 128 man-days of people-management, complaint-handling, sales and presentation skills training were provided for first-line supervisors and management trainees to strengthen the Guangzhou Contact Center.

New talent

Six external intake trainee schemes and three internal schemes provided fast-track development to meet the needs of business units.

The Business Associate scheme served to build general business and management strength, while the Graduate Trainee and Trainee Engineer schemes helped to develop technical expertise within Cascade. The Trainee Engineer scheme was introduced in mainland China to address the technical talent needs of local markets.

Sales Management Trainee programs reinforced high-level sales strengths in the Commercial and Consumer Groups, while the IT Professional Trainee scheme continued to nurture Unihub talent. Management Trainee programs in Hong Kong and Guangzhou sales offices and contact centers aided development of high-potential, front-line supervisors in preparation for unit management roles.

About 160 new candidates went through the schemes in 2004 and benefited from structured training programs, job rotation and regular development meetings with senior managers.

Career and leadership development

Two senior managers attended the INSEAD global business school's Asian International Executive Program in pursuit of excellence in formulating and executing business strategies.

The Challenge21 Leadership Development Program was organized as part of the group's continuous efforts to groom high-performers for senior executive roles. By 2004, the program had facilitated development for more than 120 high-performance middle managers.

The fourth C21 Program commenced in September 2004, with more than 40 middle managers enrolled through nomination by business and corporate unit heads.

eLearning development

In 2004, more than 1,000 staff took part in 3,250 online training programs from PCCW's in-house Aladdin Learning Portal, which provided IT&T, plus business and management training in English and Putonghua.

More than 2,000 employees in mainland China, Taiwan and other territories are also able to access the Aladdin Learning Portal.

Corporate Social Responsibility

CONTRIBUTING TO THE COMMUNITY



As a socially-responsible corporation on the *FTSE4Good Global Index*, PCCW is committed to contributing to the community in which it conducts its business.

The Company and its people give practical and financial help to a wide range of charitable, community, cultural and environmental causes in Hong Kong.

A prime example was the speedy response from PCCW and its workforce to the tsunami disaster in South Asia in late December 2004.

Donation hotlines installed free of charge for the TVB television channel's Operation Relief 2005 and the Crossing Borders Fund Raising Show helped to collect almost HK$80 million in one week.

In addition, now Broadband TV provided free screening of the Crossing Borders Fund Raising Show to encourage donations.

More free hotlines and voice-mailbox services enabled Hong Kong's Immigration Department, Hong Kong Red Cross and Medecins Sans Frontieres to cope with huge numbers of enquiries about missing relatives and recruitment of volunteers for relief work.

The Company's Group Human Resources department launched a fund-raising campaign among staff that generated nearly HK$500,000, which was topped up to HK$1 million by PCCW before being passed to the Hong Kong Red Cross South Asia Relief Fund.

Closer to home, PCCW was pleased to provide free broadband Internet access at the Queen Mary Hospital bedside of Tang Siu-pun (Ah Pun), who has raised Hong Kong's awareness of people marginalized by disability after he was paralyzed by injuries sustained in an accident.

Various communications services and hotlines were also provided for non-governmental and social service organizations, as well as charities, in support of counseling, training and community education. For example, PCCW equipped an IT room with telecoms, computers and broadband Internet access for Youth Outreach, which offers shelter, job training and counseling for young people at risk.

Similar contributions have been made to a number of other organizations including the Community Chest, Po Leung Kuk, the Tung Wah Group of Hospitals, OXFAM, the Hong Kong Blind Union, the Stewards, Enlighten Hong Kong, the Association for Volunteer Services, Pok Oi Hospital, the Hong Kong Cancer Fund, the Hong Kong Medical Association, the Samaritans and the Samaritan Befrienders.

PCCW is particularly concerned for the safety and communications needs of Hong Kong's senior citizens. For example, our Care for the Elderly Line, in conjunction with the Hong Kong Council of Social Service, has provided free installation and service for more than 8,000 elderly Hong Kong residents since 1992. The Company also provided hotlines for the Personal Emergency Link Centre operated by the Senior Citizens Home Safety Association, which provides a

24-hour enquiry and counseling service for single senior citizens who may need ambulance or police assistance.

Our corporate volunteer service focused on the Care for the Elderly and Enhancing Communication projects in 2004 in partnership with the government and non-governmental organizations.

In fact, 10 long-term volunteer service groups were established to provide support for those in need, such as single old folk, hospital patients, youngsters and single parents.

In 2004, the Company received the Highest Service Hours Award silver standard in the private organizations category of a scheme run by the Promotion of Volunteer Service Steering Committee within the Hong Kong SAR Government's Social Welfare Department.

Further recognition of our contribution towards the community in 2004 came in the form of the Caring Company Certificate issued by the Hong Kong Council of Social Service.

Education

PCCW was the sole sponsor of the Shanghai-Hong Kong Youth IT Camp 2004, co-organized by the Hong Kong Computer Society, the China Welfare Institute Children's Palace and the Shanghai Computer Society of Mainland China.

Themed "Broadband Facilitates Cyber Life", the camp provided 60 Hong Kong and Shanghai secondary school students with valuable insight into how IT can enhance lifestyles and business.

Also in 2004, the PCCW Foundation supported the Moral Education Concern Group and the Workplace English Campaign, as well as providing annual scholarships and bursaries for students nominated by local universities.

Environment

PCCW is committed to best environmental practice in all its commercial activities.

To promote energy conservation and reduction of waste in the business sector, PCCW supports the sustainable development, clean harbor and clean air aims of the Hong Kong Business Environment Council, of which the Company is a founding member.


Hong Kong Youth IT Camp 2004
滬港青少年資訊科技營
August 9-14, 2004
Sole Sponsor:
PCCW

PCCW is also a member of the Hong Kong General Chamber of Commerce's Environment Committee.

In line with our policy of recycling as an alternative to landfill waste disposal, the Company last year reprocessed 700 tonnes of paper, purchased 2,000 recycled toner cartridges and recycled 130 tonnes of copper wire from scrapped telephone cables.

PCCW also provided free service, funding and volunteer support to a number of environment-protection schemes, including the Green Power Hike, the Hoi Ha Charity Walk in support of the World Wide Fund for Nature, an initiative by Friends of the Earth to collect and recycle moon cake cases, and the Environment Festival organized by the Environmental Protection Department of the Hong Kong SAR Government.

Board of Directors

LI Tzar Kai, Richard
Chairman

SO Chak Kwong, Jack
Deputy Chairman and Group Managing Director

YUEN Tin Fan, Francis
Deputy Chairman







Peter Anthony ALLEN
Executive Director

Alexander Anthony ARENA
Executive Director and Group Chief Financial Officer

CHUNG Cho Yee, Mico
Executive Director

LEE Chi Hong, Robert
Executive Director









EXECUTIVE DIRECTORS

LI Tzar Kai, Richard
Chairman
Aged 38, is chairman of PCCW and chairman of PCCW's Executive Committee. He is also chairman and chief executive of the Pacific Century Group, chairman of Pacific Century Premium Developments Limited (PCPD), chairman of PCPD's Executive Committee and chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr Li is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, DC.

Mr Li is also a member of the Global Information Infrastructure Commission and a member of the Panel of Advisors to the United Nations Information and Communication Technologies Task Force.

SO Chak Kwong, Jack
Deputy Chairman and
Group Managing Director
Aged 60, joined PCCW in 2003 as deputy chairman and group managing director.

After beginning his career with the Hong Kong Government, Mr So joined the private sector in 1978 and held various posts in the securities, banking and property industries.

Before taking up his post at PCCW, Mr So was chairman and chief executive of the Mass Transit Railway Corporation Limited from 1995 to 2003.

He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

Mr So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including The University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong – United States Business Council.

YUEN Tin Fan, Francis
Deputy Chairman
Aged 52, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW's Executive Committee, chairman of Pacific Century Insurance Holdings Limited and deputy chairman of Pacific Century Premium Developments Limited (PCPD). In addition, Mr Yuen is deputy chairman of PCPD's Executive Committee.

From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986 and was appointed to the firm's main board in London in 1987. Mr Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the Board of Trustees of the university.

Peter Anthony ALLEN
Executive Director
Aged 49, is an executive director and Head of Human Resources at PCCW. He is also an executive director and chief financial officer of Pacific Century Regional Developments Limited and the Pacific Century Group, an executive director of Pacific Century Insurance Holdings Limited and chief executive officer and representative director of Jaleco Ltd.

He was educated in England and has a degree in Economics from Sussex University. He is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

Mr Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr Allen joined Schlumberger Limited and worked in various countries holding key management positions. In 1989, Mr Allen moved to Singapore as regional financial director of the Vestey Group.

He joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as a director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

Alexander Anthony ARENA
Executive Director and
Group Chief Financial Officer
Aged 54, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited, a director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/ communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

CHUNG Cho Yee, Mico
Executive Director
Aged 44, joined the Pacific Century Group in March 1999 and is an executive director responsible for the Pacific Century Group's merger and acquisition activities, and a member of the Executive Committee. He is a qualified solicitor by profession.

Mr Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

LEE Chi Hong, Robert
Executive Director
Aged 53, joined PCCW in August 2002, and is an executive director of PCCW and a member of PCCW's Executive Committee. He is also an executive director and chief executive officer of Pacific Century Premium Developments Limited (PCPD) and a member of PCPD's Executive Committee.

Mr Lee was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

Prior to joining Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Before that, Mr Lee was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and was admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

Mr Lee served as a member of the panel of arbitrators at the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing, PRC.

Mr Lee graduated from Cornell University in 1975 with a bachelor's degree in Political Science.

NON-EXECUTIVE DIRECTOR

Sir David FORD, KBE, LVO, aged 70, is a non-executive director of PCCW. He started his working life as an Army officer in the Royal Artillery. He served in five different continents and during his last five years with the Army, served with the Commando Brigade, seeing active service in Aden and Borneo.

Sir David left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office. He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Professor CHANG Hsin-kang, aged 64, is an independent non-executive director of PCCW.

Professor Chang has been President and University Professor of City University of Hong Kong since 1996. Prior to joining City University, he was Dean of the School of Engineering at the University of Pittsburgh in the US from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and Chairperson of the Department of Biomedical Engineering at University of Southern California from 1985 to 1990. He received his BSc in Civil Engineering from National Taiwan University, MS in Structural Engineering from Stanford University and PhD in Fluid Mechanics and Biomedical Engineering from Northwestern University.

He has taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in both the United States and Hong Kong.

Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L'Ordre National de la Légion d'Honneur of France. He was appointed Justice of Peace in July 1999 and was also awarded the Gold Bauhinia Star by the Government of Hong Kong Special Administrative Region in July 2002.

Professor Chang serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

Dr FUNG Kwok King, Victor, aged 59, is an independent non-executive director of PCCW. Dr Fung served as a non-executive director of HKT from November 5, 1992 until August 17, 2000.

Dr Fung is Chairman of the Li & Fung Group of companies (including publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited), the Airport Authority Hong Kong, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong – Japan Business Co-operation Committee.

He is a member of Chinese People's Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology, and a Doctorate in Business Economics from Harvard University. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr Fung the Gold Bauhinia Star for distinguished service to the community.

Dr The Hon LI Kwok Po, David, GBS, JP, aged 66, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from November 30, 1987 until August 17, 2000.

He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

Sir Roger LOBO, CBE, LLD, JP, aged 81, is an independent non-executive director of PCCW, chairman of the Audit Committee and member of the Regulatory Compliance Committee and the Nomination Committee of the Board.

He is also a director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger has received several awards and honors from the British Crown and the Vatican.

Aman MEHTA, aged 58, became an independent non-executive director of PCCW on February 10, 2004.

Mr Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager-Corporate Planning at group headquarters in Hong Kong in 1985.

After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991 and General Manager-International the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC's operations in the Middle East.

In 1998, Mr Mehta was re-appointed General Manager-International, after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

Subsequent to his retirement in December 2003, Mr Mehta has taken up residence in New Delhi. Mr Mehta is an independent director on the board of several public companies and institutions in India and internationally.

The Hon Raymond George Hardenbergh SEITZ, aged 64, is an independent non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of PCCW from October 2000 and was re-designated an independent non-executive director on February 1, 2005. He is a director and member of the Special Committee of Hollinger International Inc. and a director of Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

Corporate Governance

PCCW has made continued efforts to incorporate the key elements of sound corporate governance in its management structures and internal control procedures.

Business Ethics

PCCW is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

We have adopted a Corporate Responsibility Policy that applies to all employees, including directors and officers, throughout the PCCW Group. This sets out standards in the way we go about our business, plus the corporate responsibilities of PCCW employees.

These include guidance on obligations to the Company; civic responsibilities; equal opportunities; safeguarding communications, company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; health and safety at work, and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis.

Board of Directors

The Board is responsible for the management of the Company. Key responsibilities include formulation of the PCCW Group's overall strategies, the setting of management targets and supervision of management performance. The Board confines itself to making broad policy decisions, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman.

The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's business.

Pursuant to the articles of association of the Company, one-third of the directors shall retire and be eligible for re-election at each PCCW annual general meeting.

All directors have full and timely access to all relevant information, including regular reports from the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company.

Since the end of last financial year, the number of independent non-executive directors increased to six. Independent non-executive directors now represent more than one-third of the Board.

Biographies of all the directors are set out on pages 28 to 32 of this annual report.

Executive Committee and sub-committees

The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.

Members of the Executive Committee are:

- Li Tzar Kai, Richard (Chairman)
- Alexander Anthony Arena (Deputy Chairman)
- So Chak Kwong, Jack
- Yuen Tin Fan, Francis
- Chung Cho Yee, Mico
- Lee Chi Hong, Robert

Reporting to the Executive Committee are sub-committees comprising executive directors and members of senior management who oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

The **Finance and Management Committee** was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director and meets on a regular basis to review management and strategic matters across the PCCW Group and to set overall financial objectives and policies.


PCCW Limited
Board of Directors
Nomination Committee
Audit Committee
Executive Committee
Remuneration Committee
Regulatory Compliance Committee
Group Internal Audit
Finance and Management Committee

The **Operational Committee** directs all the core communications and business solutions operations.

A **Disclosure Committee** has also been established, comprising senior members of PCCW's Group Finance, Group Legal, Corporate Secretariat and Group Internal Audit departments. The Committee meets to review the procedures for the preparation and content of PCCW's annual reports on Form 20-F to the U.S. Securities and Exchange Commission to ensure compliance with the U.S. Securities Exchange Act and the U.S. Sarbanes-Oxley Act ("SOA") and reports to the Finance and Management Committee on an ad hoc basis.

Audit Committee

The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting, and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee's authority and duties are set out in written terms of reference.

The Audit Committee's responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors. Remuneration to the external auditors is set out in Note 9 to the financial statements.

The Audit Committee meets regularly with management, internal auditors and external auditors and reviews their reports.

Members of the Audit Committee are:
- ☐ Sir Roger Lobo (Chairman)
- ☐ Prof Chang Hsin-kang
- ☐ Dr The Hon Li Kwok Po, David
- ☐ Aman Mehta

Each member of the Audit Committee is an independent non-executive director.

The Audit Committee met four times in 2004 to review our financial statements and internal financial reporting, plus compliance processes and internal controls, as well as the work program and activities of our Group Internal Audit unit.

Nomination Committee

The Nomination Committee was formed in May 2003 to ensure fair and transparent procedures for the appointment of directors to the Board. The committee's authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors.

Members of the Nomination Committee are:

- Aman Mehta (Chairman)
- Li Tzar Kai, Richard
- Sir Roger Lobo
- Dr The Hon Li Kwok Po, David
- The Hon Raymond George Hardenbergh Seitz

Remuneration Committee

The Remuneration Committee was formed in May 2003, one of its primary objectives is to ensure formal and transparent procedures for overseeing and developing policies on the remuneration packages of directors. In addition, the committee provides effective supervision and administration of the Company's share option schemes, as well as other share incentive schemes. The committee's authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors.

Members of the Remuneration Committee are:

- The Hon Raymond George Hardenbergh Seitz (Chairman)
- Sir Roger Lobo
- Dr The Hon Li Kwok Po, David
- Yuen Tin Fan, Francis

Regulatory Compliance Committee

A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group. This is to ensure all dealings between these entities are conducted on arm's-length terms.

Members of the Regulatory Compliance Committee are:

- Sir Roger Lobo (Chairman)
- Alexander Anthony Arena
- Dr The Hon Li Kwok Po, David
- Prof Chang Hsin-kang
- Dr Fung Kwok King, Victor

INTERNAL CONTROLS

The directors are responsible for internal control in PCCW and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage, rather than eliminate, the risk of failure to achieve business objectives. These procedures can only provide reasonable, and not absolute, assurance against material errors, losses or fraud.

The Company is listed on the New York Stock Exchange, Inc. and accordingly, must comply with the stringent requirements of the SOA. A key requirement of the SOA is to ensure the effectiveness of internal controls and financial reporting by requiring annual certifications as to these matters by the management of the Company. To this end, the Company has established a task force to ensure that as and when the various requirements of the SOA come into force, they can be fully complied with by the Company. We believe that this will enhance the Company's corporate governance and business practices in the future.

Further information on internal controls is provided within the corporate governance section of the Company's website (www.pccw.com).

Group Internal Audit

Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the PCCW Group. The Director of Group Internal Audit reports directly to the Audit Committee, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer.

Group Internal Audit adopts a risk and control-based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the Group's business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation, with progress reported to the Audit Committee on a quarterly basis.

INVESTOR RELATIONS

The Company encourages two-way communication with both its institutional and private investors. Extensive information on the Company's activities is provided in the annual and interim reports, which are sent to shareholders. Regular dialogue takes place with institutional investors. Enquiries from individuals on matters relating to their shareholdings and the business of the Company are welcomed and dealt with in an informative and timely manner. Relevant contact information is provided on page 128 of this report.

Financial and other information relating to the Group and its business activities is disclosed on the Company's website (www.pccw.com), in order to promote effective communication.

Management's Discussion and Analysis

MANAGEMENT REVIEW

- Profit attributable to shareholders was HK$1,638 million or basic earnings per share [illegible]
- Proposed final dividend of 9.6 HK cents per share
- Operating costs before depreciation and amortization reduced 10% to HK$5,812 mi[illegible]
- Net Debt reduced by 10% to HK$26,200 million
- Achieved significant breakthroughs in regulatory reform
- Unlocked market value of property assets
- Established strategic alliance with China Network Communications Group Corporatio

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31, HK$ million	2004 H1	2004 H2	2004 Full Year	2003 H1	2003 H2	2003 Full Year	Better/ (Worse) y-o-y
Revenue							
Telecommunications Services ("TSS")	**7,496**	**7,731**	**15,227**	8,386	8,186	16,572	(8)%
Business eSolutions[2]	**1,312**	**1,389**	**2,701**	1,141	1,185	2,326	16%
Infrastructure	**2,321**	**3,542**	**5,863**	1,697	2,903	4,600	27%
Infrastructure (ex. Bel-Air)	***225***	***223***	***448***	*250*	*239*	*489*	*(8)%*
Bel-Air	***2,096***	***3,319***	***5,415***	*1,447*	*2,664*	*4,111*	*32%*
Others	**194**	**178**	**372**	165	261	426	(13)%
Elimination	**(597)**	**(671)**	**(1,268)**	(663)	(711)	(1,374)	8%
Total Revenue	**10,726**	**12,169**	**22,895**	10,726	11,824	22,550	2%
Cost of sales	**(4,536)**	**(5,995)**	**(10,531)**	(3,675)	(5,055)	(8,730)	(21)%
Operating costs before depreciation and amortization	**(3,012)**	**(2,800)**	**(5,812)**	(3,189)	(3,259)	(6,448)	10%
EBITDA[3]							
TSS	**3,294**	**3,437**	**6,731**	4,276	4,015	8,291	(19)%
Business eSolutions[2]	**72**	**16**	**88**	80	(35)	45	96%
Infrastructure	**358**	**416**	**774**	143	118	261	197%
Infrastructure (ex. Bel-Air)	***145***	***79***	***224***	*142*	*108*	*250*	*(10)%*
Bel-Air	***213***	***337***	***550***	*1*	*10*	*11*	*>500%*
Others	**(546)**	**(495)**	**(1,041)**	(637)	(588)	(1,225)	15%
Total EBITDA	**3,178**	**3,374**	**6,552**	3,862	3,510	7,372	(11)%
Group EBITDA Margin	**30%**	**28%**	**29%**	36%	30%	33%	(4)%
EBITDA Margin (ex. Bel-Air)	**34%**	**34%**	**34%**	42%	38%	40%	(6)%
Depreciation and amortization	**(1,260)**	**(1,282)**	**(2,542)**	(1,432)	(1,456)	(2,888)	12%
Gain/(Loss) on disposal of fixed assets	**75**	**(19)**	**56**	(72)	(73)	(145)	NA
Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	**1,993**	**2,073**	**4,066**	2,358	1,981	4,339	(6)%

REVENUE

Consolidated revenue of the Group for the year ended December 31, 2004 increased by 2% to HK$22,895 million. The increase in revenue was attributable in part to the higher revenue contribution from the Group's Unihub business and continuing broadband growth. The Group's property flagship, Pacific Century Premium Developments Limited ("PCPD"), recorded a significantly higher level of Bel-Air sales in 2004 as it continued to benefit from the rising property market prices in Hong Kong. The increase in revenue from these sources was partially offset by a reduction in revenue contribution from certain traditional telecommunications services.

OPERATING DRIVERS	2004		2003		Better/ (Worse) y-o-y
	H1	**H2**	H1	H2	
Exchange lines in service ('000)	**2,662**	**2,567**	2,933	2,779	(8)%
Business lines ('000)	**1,175**	**1,144**	1,266	1,236	(7)%
Residential lines ('000)	**1,487**	**1,423**	1,667	1,543	(8)%
Fixed line market share	**70%**	**68%**	77%	73%	(5)%
Business lines	**71%**	**69%**	75%	73%	(4)%
Residential lines	**70%**	**67%**	78%	73%	(6)%
New Generation Fixed-Line ("NGFL") sign-ups ('000)	**849**	**969**	–	655	48%
now Broadband TV installed ('000)	**269**	**361**	–	147	146%
Total broadband access lines ('000) (Consumer, business and wholesale customers)	**753**	**796**	629	703	13%
Retail consumer broadband subscribers ('000)	**558**	**660**	460	517	28%
Retail business broadband subscribers ('000)	**68**	**74**	58	63	17%
Consumer narrowband subscribers ('000)	**160**	**148**	196	175	(15)%
Traditional data (Exit Gbps)	**211**	**234**	181	190	23%
Retail International Direct Dial ("IDD") minutes[4] ('M mins)	**661**	**722**	596	630	13%
International Private Leased Circuit ("IPLC") bandwidth (Exit Mbps)	**4,822**	**6,020**	1,265	1,592	278%

Note 1 Net Debt refers to short-term and long-term borrowings minus cash and cash equivalents.

Note 2 Business eSolutions included IT business provided under Unihub, retail business broadband and the Group's directories businesses.

Note 3 EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, other income and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

Note 4 Year-on-year percentage change was based on total IDD minutes for the year.

TSS

During 2004, TSS continued to actively manage its business and operations in response to the challenging operating, competitive and regulatory environment in Hong Kong's telecommunications market. The unit continued to improve its innovative products including NGFL services, now Broadband TV and PCCW Convergence. The Group's investments in value-added services, data transmission services and broadband services, and its quality of services are seen as key differentiators against competitors.

The table below sets out the financial performance of TSS for the years ended December 31, 2004 and 2003:

For the year ended December 31, HK$ million	2004 H1	2004 H2	2004 Full Year	2003 H1	2003 H2	2003 Full Year	Better/ (Worse) y-o-y
Local Telephony Services	**2,686**	**2,617**	**5,303**	3,071	2,953	6,024	(12)%
Local Data Services	**2,164**	**2,222**	**4,386**	2,234	2,162	4,396	0%
International Telecommunications Services	**1,176**	**1,209**	**2,385**	1,536	1,434	2,970	(20)%
Other Services	**1,470**	**1,683**	**3,153**	1,545	1,637	3,182	(1)%
TSS Revenue	**7,496**	**7,731**	**15,227**	8,386	8,186	16,572	(8)%
Cost of sales	**(2,006)**	**(2,268)**	**(4,274)**	(1,859)	(1,929)	(3,788)	(13)%
Operating costs before depreciation and amortization	**(2,196)**	**(2,026)**	**(4,222)**	(2,251)	(2,242)	(4,493)	6%
TSS EBITDA	**3,294**	**3,437**	**6,731**	4,276	4,015	8,291	(19)%
TSS EBITDA Margin	**44%**	**44%**	**44%**	51%	49%	50%	(6)%

TSS revenue for the year ended December 31, 2004 decreased 8% to HK$15,227 million due to the continuing fierce competition in the Hong Kong telecommunications market.

Local Telephony Services. Revenue from local telephony services for the year ended December 31, 2004 decreased 12% year-on-year to HK$5,303 million. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group as a result of the competition from other network operators, and substitution by broadband access lines and wireless telecommunications services. Certain interconnection fees were lower due to a rate reduction as determined by Office of the Telecommunications Authority ("OFTA") effective October 2003.

The Group continued to launch various marketing programmes to retain and win-back fixed line customers. Functionalities of NGFL services have been enhanced and 969,000 lines were signed up by the end of 2004. Net line loss reduced from 359,000 to 212,000 on a year-on-year basis.

According to industry statistics provided by OFTA and the Group's estimate, the total number of direct exchange lines in the fixed line market contracted by 1.1% in 2004 (2003: 0.6%). At the end of 2004, the Group operated approximately 2,567,000 direct exchange lines with overall market share at 68%.

Local Data Services. Local data services revenue for the year ended December 31, 2004 declined marginally year-on-year to HK$4,386 million. Total broadband access lines continued to grow by 13% to 796,000 as at December 31, 2004 while now Broadband TV services installed reached 361,000. Increase in broadband and now Broadband TV revenue counter-balanced the decline in revenue due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2004 decreased 20% year-on-year to HK$2,385 million. This market segment continued to experience competitive decrease in retail prices while traffic volume rose strongly. IPLC bandwidth sold increased to 6,020 Mbps while retail outgoing IDD traffic increased 13% to 1,383 million minutes. Unit prices of IPLC, IDD and other international data products were lower than those in 2003, in line with the global market trend. Delivery fee revenue also dropped due to a rate reduction as determined by OFTA effective June 2004.

Other Services. Other services revenue for the year ended December 31, 2004 decreased 1% year-on-year to HK$3,153 million. The decline in customer premise equipment sales revenue was partially offset by an increase in technical consultancy and network operation outsourcing services revenue generated by Cascade.

Business eSolutions (including Unihub)

The table below sets out the financial performance of Business eSolutions for the years ended December 31, 2004 and 2003:

For the year ended December 31, HK$ million	2004	2003	Better/ (Worse) y-o-y
Unihub	**1,865**	1,525	22%
Retail business broadband	**547**	530	3%
Directories	**289**	271	7%
Business eSolutions Revenue	**2,701**	2,326	16%
Business eSolutions EBITDA	**88**	45	96%

Business eSolutions revenue for the year ended December 31, 2004 increased 16% to HK$2,701 million primarily due to a more significant revenue contribution from Unihub, including the business from Unihub China Information Technology Company Limited, the Company's subsidiary co-owned with China Telecommunications Corporation ("China Telecom") established in 2003.

Infrastructure

Infrastructure revenue for the year ended December 31, 2004 increased 27% to HK$5,863 million, primarily representing the contribution from PCPD. The surge in revenue reflected strong sales of Bel-Air luxury apartments. Average selling price was higher in 2004 riding on more favorable property market conditions.

On May 10, 2004, a majority of the property interests previously held by the Group were transferred to a separately listed company, Dong Fang Gas Holdings Limited ("DFG"), which was subsequently renamed Pacific Century Premium Developments Limited. Management believed that the transaction would unlock the value of the Group's property portfolio, provide a separate platform to pursue new property development projects and create additional value for PCCW's shareholders. As at December 31, 2004, the Company had sold down its interest in PCPD to approximately 51.07%.

Subsequent to the year end, the Company converted the Tranche A of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) effective March 1, 2005. Its stake in PCPD was then raised to approximately 61.66%.

For more information about the performance of the Infrastructure segment, please refer to the 2004 annual results of PCPD released on March 30, 2005.

Others and Elimination

Other revenue primarily included revenue from the Group's businesses in Taiwan and Japan. The Group continued to streamline certain loss-making businesses including the gaming business in Japan. Thus, other revenue decreased 13% to HK$372 million.

Elimination of HK$1,268 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group's business units.

COSTS

Total cost of sales for the year ended December 31, 2004 increased 21% to HK$10,531 million, due to a higher cost of properties sold in relation to the Cyberport project, an increase in cost of sales in relation to Unihub business in mainland China, including the Group's subsidiary co-owned with China Telecom, and an increase in marketing and customer acquisition costs of new products and services, such as now Broadband TV and NGFL services.

For the year ended December 31, HK$ million	2004	2003	Better/ (Worse) y-o-y
Staff costs	**2,903**	3,150	8%
Repair and maintenance	**358**	423	15%
Other operating costs	**2,551**	2,875	11%
Total operating costs before depreciation and amortization	**5,812**	6,448	10%
Depreciation and amortization	**2,542**	2,888	12%
(Gain)/Loss on disposal of fixed assets	**(56)**	145	NA
General and administrative expenses	**8,298**	9,481	12%

The Group achieved 10% savings in total operating costs before depreciation and amortization during the year by streamlining certain loss-making businesses including the gaming business in Japan, improving corporate overhead efficiency and overall productivity level, and restructuring its defined benefit schemes. The Group recognized some development costs for its wireless broadband network business in the United Kingdom which offset a portion of the savings in total operating costs.

EBITDA[3]

Group EBITDA for the year ended December 31, 2004 decreased 11% year-on-year to HK$6,552 million. The decrease was primarily attributable to the lower EBITDA contribution from TSS, partially offset by a more significant contribution from Bel-Air sales, and a reduction in EBITDA loss from the Group's business in Japan and from cost savings in corporate overhead.

Group EBITDA margin for the year ended December 31, 2004 narrowed to 29%. This was primarily due to a lower TSS EBITDA margin as a result of the change in business mix and the marketing and customer acquisition costs in relation to the new products and services incurred in 2004. The decrease in TSS margin was partially offset by a higher margin contribution from Bel-Air sales.

REACH

Reach Ltd. ("REACH"), a 50:50 venture with Telstra Corporation Limited ("Telstra"), generated HK$6,300 million (2003: HK$7,036 million) in revenue and HK$783 million (2003: HK$733 million) in EBITDA for the year ended December 31, 2004. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. REACH is continuing to focus on core business and cost containment. In addition, a suite of new IT systems platforms have been progressively introduced to enhance operational performance and customer satisfaction.

In June 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility (the "REACH Term Facility") for approximately US$311 million (approximately HK$2,425 million). The Company's 50% share was approximately US$155.45 million (approximately HK$1,213 million). Management believed that the restructuring plan was in line with other similar agreements in the undersea cable sector and reflected the difficult economic reality of the industry. The arrangement strengthened REACH's financial position by reducing the cash flow burden of interest paid to the syndicate of banks. REACH's business continuity would also be more secure thereby allowing it to continue to focus on improving efficiency and competitiveness.

In 2003, the Group performed an impairment assessment of its interests in REACH and wrote down its total investment to zero. As a result, no equity profit/loss pick up from REACH was required by the Group in 2004.

Net Finance Costs

Net finance costs for the year ended December 31, 2004 decreased 9% to HK$1,929 million, in line with the 10% decrease in Net Debt[1]. The Group prudently managed its debt profile and the interest rate risk by moving the majority of debt from floating to fixed rates. Average cost of debt increased to 6.1% from 5.6% year-on-year.

Taxation

Taxation for the year ended December 31, 2004 decreased 16% to HK$981 million. Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, the Group's financing costs, to the extent that they are attributable to the acquisition of PCCW-HKT Limited ("HKT") and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5%. Management will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

Profit Attributable to Shareholders

Profit attributable to shareholders in 2004 was HK$1,638 million compared to a loss of HK$6,100 million in 2003 primarily due to the significant asset and investment impairment losses recorded and operating loss picked up from REACH in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to deleverage and reduced Net Debt[1] by 10% to HK$26,200 million as at December 31, 2004 from HK$29,131 million a year ago. Weighted average maturity was about 6 years. As at December 31, 2004, PCCW-HKT Telephone Limited ("HKTC") had a total of HK$10,800 million committed medium-term revolving credit facilities which remained undrawn at year end.

As part of the REACH restructuring plan, the Company paid approximately US$155.45 million (approximately HK$1,213 million) for a 50% share of the REACH Term Facility in June 2004. For details, see the "REACH" section.

The remaining construction costs of the Cyberport project, including Bel-Air, is fully funded by the total sales proceeds received. In August 2004, the first portion of the surplus proceeds was allocated between the Government and PCCW of approximately HK$1,675 million and HK$920 million respectively.

During the year, the Group established PCPD as a separately listed company and entered into several share placement transactions. A total of 687 million old PCPD shares were placed and 118 million new PCPD shares were issued, generating approximately HK$2,001 million of gross proceeds.

Subsequent to the year end, PCCW Tower, the Group's headquarters in Hong Kong, was disposed of in February 2005 at a cash consideration of HK$2,808 million.

On March 16, 2005, the strategic alliance transaction between the Company and China Network Communications Group Corporation ("China Netcom Group") was approved by the shareholders of PCCW. China Netcom Group has agreed to pay approximately HK$7.9 billion in cash for a 20% stake in the enlarged issued share capital of the Company. Subject to the Group's capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group's debt and general corporate purposes.

The Directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders' equity position.

Credit Ratings of HKTC

As of December 31, 2004, HKTC had investment grade ratings with Standard & Poor's Ratings Services (BBB/CreditWatch Developing), Moody's Investors Service (Baa2/stable) and Fitch Ratings (BBB+/stable). On August 27, 2004, Standard & Poor's placed the rating of HKTC on CreditWatch with developing implications in view of the potential strategic alliance between the Company and China Netcom Group. All the rating agencies affirmed their ratings after the Company and China Netcom Group jointly announced their strategic alliance in January 2005.

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2004 remained stable at HK$1,972 million. The majority of capital expenditure was spent on new initiatives including now Broadband TV, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2005 will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

CHARGE ON ASSETS

As at December 31, 2004, certain assets of the Group with an aggregate carrying value of HK$67 million (2003: HK$4,188 million) were pledged to secure loan and borrowing facilities utilized by the Group. Certain other investments, with an aggregate value of HK$224 million (2003: HK$246 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. The Group's interest in REACH was also used to secure the amended US$54 million 5% mandatory convertible note due 2005.

CONTINGENT LIABILITIES

As at December 31, HK$ million	**2004**	2003
Performance guarantee	**129**	130
Others	**119**	125
	248	255

Apart from the above, on April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$103 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defences and therefore no provision has been made.

HKTC has been in dispute with Hong Kong's Inland Revenue Department (the "IRD") regarding the deductibility of certain interest payments totalling HK$1,708 million in the 2003 and 2004 tax computations. Subsequent to the balance sheet date, HKTC received official notification from the IRD in respect of its intention to disallow the deduction of interest payments in dispute and to issue additional assessments. The Directors consider that their grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in the financial statements of the Group.

HUMAN RESOURCES

As at December 31, 2004, the Group had approximately 12,248 employees (2003: 12,510). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses was generally based on achievement of revenue and EBITDA targets for the Company's individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

DIVIDEND

The Board of Directors has recommended the payment of a final dividend of 9.6 HK cents per share (2003: Nil) for the year ended December 31, 2004 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 5.5 HK cents per share (2003: Nil) was paid by the Company on November 25, 2004.

Financial Information

Report of the Directors

The directors present their annual report together with the audited consolidated financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") for the year ended December 31, 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

Details of segment information are set out in note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2004 are set out in the accompanying consolidated financial statements on page 65.

An interim dividend of 5.5 HK cents per ordinary share, totaling approximately HK$295 million, was paid to shareholders of the Company in November 2004.

The board of directors (the "Board") recommends the payment of a final dividend of 9.6 HK cents per ordinary share for the year ended December 31, 2004 to shareholders whose names appear on the Register of Members of the Company on May 23, 2005 and payable on or around May 31, 2005. The Register of Members will be closed from May 19, 2005 to May 23, 2005, both days inclusive.

FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 126.

SUBSIDIARIES, JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries, jointly controlled companies and associates are set out in notes 21 to 23 to the consolidated financial statements.

FIXED ASSETS

Details of movements in the fixed assets of the Group during the year are set out in note 17 to the consolidated financial statements.

BORROWINGS AND CONVERTIBLE BONDS

Particulars of the Group's and the Company's borrowings and convertible bonds are set out in notes 25(g) and 26 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 28 to the consolidated financial statements.

Pursuant to the ordinary resolution passed on March 16, 2005, the authorized share capital of the Company was increased to HK$2.5 billion divided into 10 billion ordinary shares of HK$0.25 each.

RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in note 31 to the consolidated financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2004, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

The largest supplier for the year ended December 31, 2004 represented 18% of the Group's total purchases (not including purchases of a capital nature), and the combined total of the five largest suppliers accounted for 37% of the Group's total purchases for the year. None of the directors, their associates or any shareholder of the Company, who to the knowledge of the directors, owns more than 5% of the Company's share capital, had any interests in these major suppliers.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive Directors

Li Tzar Kai, Richard *Chairman*
So Chak Kwong, Jack *Deputy Chairman and Group Managing Director*
Yuen Tin Fan, Francis *Deputy Chairman*
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Cheung Wing Lam, Linus *Deputy Chairman* (resigned on February 29, 2004)
Michael John Butcher (resigned on August 26, 2004)

Non-Executive Director

Sir David Ford, KBE, LVO

Independent Non-Executive Directors

Professor Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta (appointed on February 10, 2004)
The Hon Raymond George Hardenbergh Seitz (re-designated on February 1, 2005)

In accordance with Articles 101A, 101B and 101C of the Company's Articles of Association, Yuen Tin Fan, Francis, Professor Chang Hsin-kang, Dr Fung Kwok King, Victor and The Hon Raymond George Hardenbergh Seitz shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and considers the independent non-executive directors to be independent.

DIRECTORS' SERVICE CONTRACTS

So Chak Kwong, Jack entered into a service contract with the Company for a period of 3 years commencing on July 25, 2003. So Chak Kwong, Jack's service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at December 31, 2004, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") of the Listing Rules:

1. The Company

(A) Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of each director and the chief executive of the Company.

	Number of ordinary shares						
Name of Directors/ Chief Executive	Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
Li Tzar Kai, Richard	–	–	4,709,600 *(Note 1(a))*	1,746,122,668 *(Note 1(b))*	3,490,018 *(Note 1(c))*	1,754,322,286	32.64%
So Chak Kwong, Jack	2,161,000	–	–	–	16,322,000 *(Note 3)*	18,483,000	0.34%
Yuen Tin Fan, Francis	–	–	–	–	17,068,000 *(Note 2)*	17,068,000	0.32%
Peter Anthony Allen	253,200	–	–	–	2,629,200 *(Note 2)*	2,882,400	0.05%
Alexander Anthony Arena	760,000	–	–	–	12,800,200 *(Note 4)*	13,560,200	0.25%
Chung Cho Yee, Mico	1,176,260	18,455 *(Note 5)*	–	–	11,390,400 *(Note 2)*	12,585,115	0.23%
Lee Chi Hong, Robert	992,600 *(Note 6(a))*	511 *(Note 6(b))*	–	–	5,000,000 *(Note 2)*	5,993,111	0.11%
Sir David Ford	–	–	–	–	2,000,000 *(Note 2)*	2,000,000	0.04%
Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%
Dr The Hon Li Kwok Po, David	600,000	–	–	–	–	600,000	0.01%

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(CONTINUED)*

1. The Company *(continued)*

(A) Interests in the Company *(continued)*

Notes:

1. (a) These interests were held by Pacific Century Diversified Limited ("PCD"), a wholly-owned subsidiary of Chiltonlink Limited, which was 100% owned by Li Tzar Kai, Richard.

   (b) These interests represented:

   (i) a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"). Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

   (ii) a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited ("PCGH"). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company;

   (iii) a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited ("PCRD"), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares of the Company; and

   (iv) a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see above) was a holder.

   (c) This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises:

   (i) an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts ("ADRs"), each representing 10 shares of the Company; and

   (ii) an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited ("PCIHL") (a company in which PCRD had a 45.11% interest) and were convertible into 2,811,018 shares of the Company.

2. These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed "SHARE OPTION SCHEMES" below.

3. These interests represented So Chak Kwong, Jack's beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

4. These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 12,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES" below.

5. These shares were held by the spouse of Chung Cho Yee, Mico.

6. (a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

   (b) These shares were held by the spouse of Lee Chi Hong, Robert.

(B) Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was taken as at December 31, 2004 to have short positions held pursuant to equity derivatives in respect of an aggregate of 325,498,469 underlying shares, representing 6.06% of the total issued share capital of the Company, details of which are as follows:

(a) a short position in respect of 91,764,705 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 91,764,705 shares in the Company. Li Tzar Kai, Richard's deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO;

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(CONTINUED)*

1. The Company *(continued)*

(B) Short Positions in the Shares and Underlying Shares of the Company *(continued)*

(b) a short position in respect of 229,411,764 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,764 shares in the Company. Li Tzar Kai, Richard's deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO; and

(c) through PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see above) a short position in respect of 4,322,000 underlying shares in the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to So Chak Kwong, Jack in two equal annual installments commencing from the second anniversary of his employment with the Company.

2. Interests in Associated Corporations

(A) PCCW Capital Limited

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100% of PCGH.

(B) Pacific Century Premium Developments Limited ("PCPD")

The table below sets out the aggregate long positions in the shares and underlying shares of PCPD held by the directors and chief executive of the Company.

	Number of ordinary shares						
Name of Directors/ Chief Executive	Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
So Chak Kwong, Jack	–	–	–	–	5,000,000	5,000,000	0.27%
Chung Cho Yee, Mico	–	–	–	–	5,000,000	5,000,000	0.27%

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to the directors and chief executive of the Company as beneficial owners pursuant to its share option scheme, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

Save as disclosed above, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

The Company adopted a share option scheme on September 20, 1994 (the "1994 Scheme") and unless otherwise canceled or amended, it is valid and effective for 10 years from that date. The 1994 Scheme was amended at an extraordinary general meeting of the Company held on May 23, 2002 in order to, amongst other things, comply with the requirements of Chapter 17 of the Listing Rules which came into effect on September 1, 2001. At the annual general meeting of the Company held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and adoption of a new share option scheme (the "2004 Scheme"). The 2004 Scheme will remain in force for 10 years from the date of its adoption, unless otherwise canceled or amended.

The Company operates share option schemes namely the 1994 Scheme and the 2004 Scheme (collectively the "Schemes") under which the board of directors (the "Board") may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated therein. Following the termination of the 1994 Scheme during 2004, no further share options will be granted under such scheme, but in all other respects the provisions of such scheme will remain in full force and effect.

The Schemes provide an opportunity for eligible persons to acquire proprietary interests in the Company and to encourage eligible persons to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Eligible persons include, but are not limited to, any director, officer, employee, consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it or any other person who has contributed to the development, growth or benefit of the Group as determined by the Board.

The maximum number of shares in respect of which options may be granted under the 2004 Scheme shall not in aggregate exceed 10% of the shares of the Company in issue as at the date of approval of such scheme. As at December 31, 2004, the total number of shares of the Company that may be issued upon exercise of all share options granted and yet to be exercised under the 1994 Scheme was 178,742,716, which represented 3.33% of the issued share capital of the Company as at that date. No share options have been granted under the 2004 Scheme during the year ended December 31, 2004 since its adoption, and no share options were outstanding at December 31, 2004 under such scheme. The maximum entitlement for any eligible person (other than a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates) under the Schemes is that the total number of shares issued and to be issued upon exercise of all options granted and to be granted in any 12-month period up to and including the date of the latest grant does not exceed 1% of the shares of the Company in issue at the relevant time. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting.

The period within which an option may be exercised under each of the Schemes will be determined by the Board in its absolute discretion, save that no option may be exercised later than 10 years from the date of grant of the option.

Under each of the Schemes, the exercise price in relation to each option shall be determined by the Board in its absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of such option; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant of such option; and (iii) the nominal value of a share on the date of grant of such option.

Details of the share options which have been granted under the 1994 Scheme of the Company during the year ended December 31, 2004 are as follows:

1. **Outstanding options at January 1, 2004 and at December 31, 2004**

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2004	Outstanding at 12.31.2004
Directors/Chief Executive						
So Chak Kwong, Jack	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	12,000,000	12,000,000

SHARE OPTION SCHEMES *(CONTINUED)*

1. Outstanding options at January 1, 2004 and at December 31, 2004 *(continued)*

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2004	Outstanding at 12.31.2004
Directors/Chief Executive (continued)						
Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to 08.17.2004	08.17.2003 to 08.17.2009	11.7800	2,134,000	2,134,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	3,200,000	3,200,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	3,200,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	8,534,000	8,534,000
Peter Anthony Allen	08.28.1999	08.17.2000 to 08.17.2002	08.17.2000 to 08.17.2009	11.7800	272,000	272,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	178,600	178,600
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	178,600	178,600
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	2,000,000
Alexander Anthony Arena	08.28.1999	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	11.7800	3,200,000	3,200,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,600,000	1,600,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,600,000	1,600,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	6,400,000	6,400,000
Chung Cho Yee, Mico	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	11.7800	3,575,200	3,575,200
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,060,000	1,060,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,060,000	1,060,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,695,200	5,695,200
Lee Chi Hong, Robert	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,000,000	5,000,000
Sir David Ford	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	2,000,000
Cheung Wing Lam, Linus	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	(Note 9)
Michael John Butcher	05.28.2002	04.29.2003 to 04.29.2007	04.29.2003 to 04.29.2012	9.9500	5,600,000	(Note 10)
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	8,000,000	(Note 10)

SHARE OPTION SCHEMES *(CONTINUED)*

1. Outstanding options at January 1, 2004 and at December 31, 2004 *(continued)*

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2004	Outstanding at 12.31.2004
Employees						
In aggregate	08.17.1999 to 09.15.1999	(Note 3)	08.17.2000 to 08.17.2009	11.7800	10,343,988	9,691,190
	10.25.1999 to 11.23.1999	(Note 3)	10.25.2000 to 10.25.2009	22.7600	4,509,200	3,432,400
	02.08.2000 to 03.08.2000	02.08.2001 to 02.08.2003	02.08.2001 to 02.08.2010	75.2400	86,700	86,700
	08.26.2000 to 09.24.2000	(Note 4)	(Note 4)	60.1200	4,270,000	3,908,000
	10.27.2000 to 11.25.2000	(Note 5)	(Note 5)	24.3600	12,966,082	11,085,070
	01.22.2001 to 02.20.2001	(Note 6)	(Note 6)	16.8400	13,559,838	11,156,718
	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	18.7600	86,700	86,700
	04.17.2001 to 05.16.2001	(Note 7)	(Note 7)	10.3000	3,542,960	1,324,360
	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	9.1600	689,760	648,600
	09.27.2001	09.27.2001 to 09.07.2003	09.27.2001 to 09.07.2011	6.8150	3,600,000	–
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	8.6400	292,000	292,000
	05.10.2002	(Note 3)	04.11.2003 to 04.11.2012	7.9150	231,700	231,700
	06.19.2002	(Note 8)	(Note 8)	10.0900	279,000	179,000
	08.01.2002	08.01.2003 to 08.01.2005	08.01.2003 to 07.31.2012	8.0600	200,000	200,000
	11.13.2002	11.13.2003 to 11.13.2005	11.13.2003 to 11.12.2012	6.1500	7,040,000	6,860,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	75,722,000	62,082,678
	09.16.2003	09.16.2004 to 09.15.2006	09.16.2004 to 09.14.2013	4.9000	1,190,000	1,190,000
Others	02.20.2001	Fully Vested on 01.22.2002	01.22.2002 to 01.31.2004	16.8400	480,000	–
	10.11.2002	Fully vested on 10.11.2002	10.11.2002 to 10.10.2007	8.6165	1,200,000	1,200,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,200,000	2,200,000

SHARE OPTION SCHEMES *(CONTINUED)*

2. Options granted during the year ended December 31, 2004

During the year under review, no share options were granted to any directors, chief executive, employees of the Group or other participants.

The share options granted are not recognized in the financial statements until they are exercised. The weighted average values per option granted in 2003 estimated at the date of grant using the trinomial option pricing model was HK$2.68. The weighted average assumptions used were as follows:

	2004	2003
Risk-free interest rate	–	4.8%
Expected life (in years)	–	10
Volatility	–	0.44
Expected dividend per share	–	–

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

3. Options exercised during the year ended December 31, 2004

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise Price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the date(s) on which the options were exercised HK$
Employees						
In aggregate	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,508,987	5.1407

During the year under review, no share options were exercised by any directors, chief executive, employees of the Group or other participants save as disclosed above.

4. Options canceled or lapsed during the year ended December 31, 2004

Name or category of participant	Exercise price HK$	Number of options canceled	Number of options lapsed
Directors/Chief Executive			
Cheung Wing Lam, Linus (Note 9)	16.8400	–	3,200,000
Michael John Butcher (Note 10)	9.9500	–	5,600,000
	4.3500	–	8,000,000
Employees			
In aggregate	11.7800	–	652,798 *(Note 11)*
	22.7600	–	1,076,800
	60.1200	–	362,000
	24.3600	–	1,881,012
	16.8400	–	2,403,120
	10.3000	1,530,000	688,600
	9.1600	–	41,160
	6.8150	3,600,000	–
	10.0900	–	100,000
	6.1500	–	180,000
	4.3500	–	8,130,335
Others	16.8400	–	480,000

SHARE OPTION SCHEMES *(CONTINUED)*

PCPD, an indirect non-wholly owned subsidiary of the Company, adopted a new share option scheme on March 17, 2003 (the "2003 Scheme"), particulars of which are set out in note 30(d) to the financial statements.

Details of the share options which have been granted to the directors and chief executive of the Company and any other Participant (as defined in note 30(d) to the financial statements) under the 2003 Scheme of PCPD during the year ended December 31, 2004 are as follows:

1. Outstanding options at January 1, 2004 and at December 31, 2004

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2004	Outstanding at 12.31.2004
Directors/Chief Executive of the Company						
So Chak Kwong, Jack	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	–	5,000,000
Chung Cho Yee, Mico	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	–	5,000,000

As at December 31, 2004, the total number of shares of PCPD that may be issued upon exercise of all share options granted and yet to be exercised under the 2003 Scheme was 10,000,000, which represented 0.53% of the issued share capital of PCPD as at that date.

2. Options granted during the year ended December 31, 2004

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options granted	Closing price of the shares immediately before the date on which the options were granted HK$
Directors/Chief Executive of the Company						
So Chak Kwong, Jack	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	2.325
Chung Cho Yee, Mico	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	2.325

The share options granted are not recognized in the financial statements until they are exercised. The weighted average values per option granted in 2004 estimated at the date of grant using the trinomial option pricing model was HK$1.29. The weighted average assumptions used are as follows:

	2004	2003
Risk-free interest rate	3.95%	–
Expected life (in years)	10	–
Volatility	0.50	–
Expected dividend per share	–	–

SHARE OPTION SCHEMES *(CONTINUED)*

2. Options granted during the year ended December 31, 2004 *(continued)*

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because PCPD's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

3. Options exercised during the year ended December 31, 2004

During the year under review, no share options were exercised by any directors or chief executive of the Company.

4. Options canceled or lapsed during the year ended December 31, 2004

During the year under review, no share options were canceled or lapsed.

Notes:

1. All dates are shown month/day/year.
2. Due to the large number of employees participating in the Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.
3. These options vest in installments during a period starting from the first anniversary of the offer date of such options (the "Offer Date") and ending on either the third or fifth anniversary of the Offer Date inclusive.
4. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
5. These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
6. These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
7. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
8. These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
9. Cheung Wing Lam, Linus resigned as a director of the Company on February 29, 2004. His outstanding 3,200,000 options at an exercise price of HK$16.8400 per share lapsed on March 1, 2004.
10. Michael John Butcher resigned as a director of the Company on August 26, 2004 . His outstanding 5,600,000 options and 8,000,000 options at an exercise price of HK$9.9500 and HK$4.3500 per share respectively lapsed on November 1, 2004.
11. The number of share options lapsed was adjusted as a result of the discrepancies caused by the share consolidation of the Company on January 8, 2003.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or any of its associated corporations or had exercised any such right during the year.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at December 31, 2004, the following persons (other than directors or chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

(A) Interests and Short Positions of Substantial Shareholders

Name of shareholder	Note	Number of shares/underlying shares held	Percentage of issued share capital
Interests			
PCRD	1	1,528,781,171	28.45%
PCGH	2	1,549,938,605	28.84%
Star Ocean Ultimate Limited	3	1,549,938,605	28.84%
The Ocean Trust	3	1,549,938,605	28.84%
The Starlite Trust	3	1,549,938,605	28.84%
OS Holdings Limited	3	1,549,938,605	28.84%
Ocean Star Management Limited	3	1,549,938,605	28.84%
The Ocean Unit Trust	3	1,549,938,605	28.84%
The Starlite Unit Trust	3	1,549,938,605	28.84%
Short Positions			
PCRD	4	321,176,469	5.98%
PCGH	4	321,176,469	5.98%
Star Ocean Ultimate Limited	4	321,176,469	5.98%
The Ocean Trust	4	321,176,469	5.98%
The Starlite Trust	4	321,176,469	5.98%
OS Holdings Limited	4	321,176,469	5.98%
Ocean Star Management Limited	4	321,176,469	5.98%
The Ocean Unit Trust	4	321,176,469	5.98%
The Starlite Unit Trust	4	321,176,469	5.98%

Notes:

1. These interests represented (i) PCRD's beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD's interests through its 45.11% owned subsidiary, Pacific Century Insurance Holdings Limited ("PCIHL"), in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.
2. These interests represented (i) PCGH's beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH's interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33% of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).
3. On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.
4. PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the paragraph (1)(B) under the sub-section headed "Short Positions in the Shares and Underlying Shares of the Company".

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS *(CONTINUED)*

(B) Interests and Short Positions of Other Persons Required to be Disclosed under the SFO

As at December 31, 2004, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/underlying shares held	Percentage of issued share capital
Interests			
Ocean Star Investment Management Limited	Note	1,549,938,605	28.84%
Lehman Brothers Holdings Inc.		434,546,309	8.09%
Short Positions			
Ocean Star Investment Management Limited	Note	321,176,469	5.98%
Lehman Brothers Holdings Inc.		554,387,107	10.32%

Note: Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see above).

Save as disclosed above in this section and the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS", the Company had not been notified of any other person (other than directors or chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at December 31, 2004.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group's business (as defined in the Listing Rules) to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year. However, during the year, Li Tzar Kai, Richard had an interest, through his associates including Pacific Century Group Japan Y.K. (formerly known as Pacific Century Group Japan Co., Ltd.) ("PCGJ"), Pacific Century Matrix (HK) Limited ("PC Matrix"), Pacific Century Insurance Company Limited ("PCI") and PCRD, in certain transactions which constituted "connected transactions" of the Company under the Listing Rules. Particulars of these transactions are set out in the section headed "CONNECTED TRANSACTIONS" in this report.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The interests of the directors of the Company in competing business as at December 31, 2004 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Directors	Names of companies	Nature of business	Nature of interests
Li Tzar Kai, Richard	Cheung Kong and its subsidiaries ("Cheung Kong Group")	Property development and investment, hotel and serviced suite operation, property and project management and investment in securities	Deemed interests in Cheung Kong (Note 1)
	HWL and its subsidiaries ("Hutchison Group")	Ports and related services, telecommunications, property and hotels, retail and manufacturing and energy and infrastructure	Certain personal and deemed interests in HWL (Note 2)
Yuen Tin Fan, Francis	Kee Shing (Holdings) Limited ("KSH") and its subsidiaries	Sale of chemicals and metals, property and securities investment	Non-executive director and deemed interests of 22.84% of KSH through a controlled corporation and as founder of a trust
Chung Cho Yee, Mico (Note 3)	Capital Strategic Investment Limited ("CSI") and its subsidiaries	Property holding, leasing of property, investment holding and sale of securities	Non-executive director and beneficial owner of 40.90% of CSI

Notes:

1. Certain business of the Cheung Kong Group may compete with certain aspects of the business of the Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

2. Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3. Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

In addition, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the "Private Companies"), which are engaged in property development and investment in Hong Kong (a development called Gough Hill) and/or Japan (investment in certain residential properties and a commercial building).

Further, Li Tzar Kai, Richard, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and certain property development interests in Singapore and India.

DIRECTORS' INTERESTS IN COMPETING BUSINESS *(CONTINUED)*

The business interests of the Private Companies in Hong Kong are not significant when compared to the business of the Group and it is unlikely that such businesses will compete with the property business of the Group. The businesses in Japan, Singapore and India, are also unlikely to compete with the existing investment and development property portfolio of the Group.

Li Tzar Kai, Richard has a controlling interest in some of the Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the above paragraph under the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" in this report.

As those companies disclosed above, which might have competing businesses with the Group, are involved in the development and/or investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arms length from, the businesses of those companies.

Furthermore, the Group holds minority equity interests in a number of Internet-related companies in which the Group is entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Group's business.

Other than as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

CHARITABLE DONATIONS

During the year, the Group made no donation (2003: HK$1.2 million).

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 39 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the listed securities of the Company.

CONNECTED TRANSACTIONS

In the period since the publication of the Company's 2003 Annual Report, members of the Group entered into (or continued to be party to) certain transactions which were "connected transactions" as defined by the Listing Rules and which are subject to disclosure obligations under Chapter 14A of the Listing Rules. Details of such transactions are as follows:

1. On November 19, 2001 (as disclosed in the Company's 2003 Annual Report), PCCW Communications (Japan) K.K. ("PCCW Communications"), an indirect wholly-owned subsidiary of the Company, entered into a five-year lease agreement (the "Lease") with PCGJ regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the "Building") owned by PCGJ at a monthly rent of approximately Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement (the "Sub-Lease") regarding the sub-lease of office space in the Building to PCGJ at a monthly rent of approximately Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs in order to meet office space requirements. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications also entered into a five-year lease agreement (the "Display Lease") with The Pacific Century Place Marunouchi Owners Union ("PCPMOU") regarding the lease of space for display of the Company's logo outside the Building at a monthly rent of Yen 0.95 million (approximately HK$0.07 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications entered into an agreement (the "Novation") with PCGJ and New PCGJ Co., Ltd. The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact on the substance of the arrangements. Its effect was to transfer PCGJ's rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In the calendar year 2004, PCCW Communications paid approximately HK$8 million and approximately HK$0.9 million under the Lease and Display Lease respectively and received approximately HK$3.7 million under the Sub-Lease.

   Li Tzar Kai, Richard indirectly holds a 55% interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94% of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd. and PCPMOU are each associates of Li Tzar Kai, Richard, they are therefore connected persons of the Company.

CONNECTED TRANSACTIONS *(CONTINUED)*

2. During the year ended December 31, 2004, PCCW Services Limited ("PCCW Services"), a wholly-owned subsidiary of the Company, provided certain staff, administrative and support services to PC Matrix. The services were provided by PCCW Services on normal commercial terms and were within the ordinary course of business of PCCW Services. PC Matrix is a leading provider of satellite-based broadband network solutions for broadcasters, Internet services providers, corporations and content providers across the Asian region. Its headquarters are in Hong Kong. PCCW Services provides various management, administrative, office and support services to subsidiaries of the Company and certain third parties and as such, agreed to provide these services to PC Matrix. For the year ended December 31, 2004, the total charges for such services provided to PC Matrix amounted to approximately HK$6.3 million. The charges were negotiated on arm's length basis with the charges based on a cost plus arrangement. PCCW Services is continuing to provide services of a similar scope, and on the same terms as those referred to above, to PC Matirix.

   PC Matrix is indirectly wholly-owned by Li Tzar Kai, Richard. As PC Matrix is an associate of Li Tzar Kai, Richard, it is a connected person of the Company.

3. The Group have maintained annually renewable group life and medical policies with PCI which include life, clinical and hospitalization coverage for the benefit of employees of the Group. PCI is principally engaged in individual life insurance, medical and disability insurance, retirement scheme, administration, group insurance and life personal accidental insurance. During the year ended December 31, 2004, the Group paid to PCI insurance premiums in cash amounting to approximately HK$4.4 million in respect of group life and medical insurance coverage for employees of the Group. PCI is continuing to provide group life and medical insurance to the Group. The policies are within the ordinary course of business of PCI, were negotiated on an arm's length basis and are on normal commercial terms. The policies are provided for life, clinical and hospitalization coverage to employees of the Group in the ordinary course of the Group's business and are on substantially the same terms and conditions that are offered by PCI to other PCI policyholders.

   PCI is a wholly-owned subsidiary of PCIHL, of which PCRD held approximately 45% as at December 31, 2004. PCRD is a substantial shareholder of the Company.

4. PCRD, a substantial shareholder of the Company, has provided a rental guarantee on each of Towers A and B and the 6-storey commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantees on Tower A and Tower B expired in 2001 and 2002 respectively. The two-year rental guarantee of not less than US$12,028,526 (approximately HK$93 million) in respect of the podium commenced in July 2002.

   Details of this guarantee have been previously disclosed by the Company in a shareholders' circular dated July 7, 1999 and were approved by the shareholders of the Company at an extraordinary general meeting held on July 29, 1999.

   The Board, including the independent non-executive directors of the Company, has reviewed the rental guarantee and confirmed that such rental guarantee has been provided to the Company as stated in the Acquisition Agreement as amended by the Acquisition Supplemental Agreement (each as defined in the shareholders' circular dated July 7, 1999).

5. The Group from time to time enters into transactions ("CTC Transactions") with China Telecommunications Corporation ("China Telecom" or "CTC") and its subsidiaries and associates ("China Telecom Group") relating to the services provided and to be provided by the Group relating to solutions and system integration services, project management, advisory, training, application development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communication products and services (including without limitation to bandwidth service), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use ("Services").

   Unihub China Information Technology Company Limited ("UCIT") is a 50%:50% equity joint venture established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre ("China Huaxin"), a wholly-owned subsidiary of China Telecom. UCIT is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of UCIT. A major part of UCIT's business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within the PRC.

CONNECTED TRANSACTIONS *(CONTINUED)*

China Telecom is regarded as a connected person of the Company because: (i) China Huaxin, a wholly-owned subsidiary of China Telecom, is a substantial shareholder of UCIT, a non wholly-owned subsidiary of the Company; and (ii) China Telecom is an associate of China Huaxin. Accordingly, members of the China Telecom Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and the China Telecom Group will constitute connected transactions for the Company under the Listing Rules.

The consideration for each of the CTC Transactions will be a fixed sum set out in the relevant agreements between the relevant parties for a fixed term of not more than 3 years, settled by way of cash and determined by arm's length negotiations between the relevant parties with reference to (i) the estimated costs of the provision of the relevant Services to the China Telecom Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same.

As it is anticipated that the Services to be provided by the Group to the China Telecom Group will be on a regular basis, the Company applied and the Stock Exchange granted a waiver to the Company in February 2004 of strictly compliance with the requirements under the then Listing Rules in respect of the continuing connected transactions for the period ending December 31, 2006. Details of the CTC Transactions have been disclosed in the Company's announcement dated February 9, 2004.

Following the amendment of the Listing Rules effective March 31, 2004, the CTC Transactions constitute connected transactions under Rule 14A.34 of the Listing Rules which will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and no shareholders' approval will be required if the aggregate value of the CTC Transactions on an annual basis does not exceed 2.5% of each of the percentage ratios (other than profits ratio) under Rule 14.07 of the Listing Rules. Details of the said arrangement of the CTC Transactions have been disclosed in the Company's announcement dated August 27, 2004 ("August Announcement") and this report.

As explained in August Announcement, the relevant amount calculated pursuant to Rule 14.07 would be approximately HK$563,000,000 ("Annual Cap") which represents an amount less than 2.5% of the Company's revenue for the financial year ended December 31, 2003. The Annual Cap has been determined by reference to the nature and value of the CTC Transactions for the financial year ended December 31, 2003 and during the period from January 1, 2004 to August 1, 2004, and the existing scale and operation of the Group's business within the PRC. The Company will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate value of the CTC Transactions during each of the three financial years ending December 31, 2006 exceeds the amount of HK$563,000,000, or such other amount as calculated pursuant to Rule 14.07 based on the financial information for the relevant year.

The aggregate value for the CTC Transactions between the Group and China Telecom Group for the period from February 10, 2004 to December 31, 2004 was approximately HK$559 million.

The Board, including the independent non-executive directors of the Company, has reviewed and confirmed that the CTC Transactions for the period from February 10, 2004 to December 31, 2004 were entered into:

(i) in the ordinary and usual course of the business of the Group;

(ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition, the Auditors of the Company confirmed to the Board in writing in respect of the CTC Transactions for the period from February 10, 2004 to December 31, 2004 that the CTC Transactions:

(i) were approved by the Board;

(ii) were in accordance with the pricing policies of the Group if the CTC Transactions involve provision of goods or services by the Group;

(iii) were entered into in accordance with the relevant agreements governing the CTC Transactions; and

(iv) did not exceed the Annual Cap disclosed in August Announcement.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established its own code of conduct regarding securities transactions by Directors and senior management namely PCCW Code of Conduct for Securities Transactions by Directors and Senior Management (the "PCCW Code") on terms no less exacting than the required standard set out in the Model Code. Having made specific enquiry of all directors of the Company, they have confirmed that they complied with the required standard set out in the PCCW Code and the Model Code throughout the year.

CODE OF BEST PRACTICE

Throughout the year, the Company complied fully with the Code of Best Practice as set out in Appendix 14 to the Listing Rules in force prior to January 1, 2005 save that the non-executive directors are not appointed for a specific term of office. Following the amendments to the Company's Articles of Association with effect from January 7, 2003, the directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting.

AUDITORS

Arthur Andersen & Co acted as the Auditors of the Company in respect of the financial year ended December 31, 2001. The financial statements for the financial years ended December 31, 2002, 2003 and 2004 have been audited by PricewaterhouseCoopers who will retire upon the conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Hubert Chak
Company Secretary
Hong Kong,
March 30, 2005

Auditors' Report

TO THE SHAREHOLDERS OF PCCW LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accompanying financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") as at and for the year ended December 31, 2004, set out on pages 65 to 125, which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 30, 2005

Consolidated Income Statement

For the year ended December 31, 2004

In HK$ million (except for earnings/(loss) per share)	Note(s)	**2004**	2003
Turnover	4 & 5	**22,895**	22,550
Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	6	**4,066**	4,339
Gains on investments, net	7	**461**	407
Provisions for impairment losses	8	**(40)**	(2,452)
Restructuring costs		**(51)**	(38)
Profit from operations	5	**4,436**	2,256
Finance costs, net	10	**(1,929)**	(2,117)
Share of results of jointly controlled companies		**(4)**	(891)
Share of results of associates		**152**	65
Impairment losses on interests in jointly controlled companies and associates	11	**(16)**	(4,464)
Profit/(Loss) before taxation	9	**2,639**	(5,151)
Taxation	13	**(981)**	(1,165)
Profit/(Loss) after taxation		**1,658**	(6,316)
Minority interests		**(20)**	216
Profit/(Loss) for the year attributable to shareholders	5	**1,638**	(6,100)
Dividends attributable to the year	15		
Interim dividend declared and paid during the year		**295**	–
Final dividend proposed after the balance sheet date		**645**	–
		940	–
Earnings/(Loss) per share	16		
Basic		**30.50 cents**	(122.81 cents)
Diluted		**30.26 cents**	(122.81 cents)

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

In HK$ million	Note(s)	**2004**	2003
Total shareholders' deficit at January 1		**(7,839)**	(5,916)
(Deficit)/Surplus on revaluation of investment properties, net of deferred taxation	31	**(26)**	305
Valuation adjustment	31	**(254)**	–
Translation exchange differences	31	**53**	20
Net (losses)/gains not recognized in the consolidated income statement		**(227)**	325
Net profit/(loss) for the year	31	**1,638**	(6,100)
Dividends declared and paid in respect of the current year	15 & 31	**(295)**	–
Exercise of staff share options		**23**	–
Issue of ordinary shares and exercise of options, net of issuing expenses		**–**	3,068
Provision for impairment of goodwill attributable to Reach Ltd. ("REACH")	31	**–**	315
Provision for impairment of goodwill attributable to subsidiaries	31	**–**	469
Realization of negative goodwill on disposal of interest in subsidiaries	31	**(16)**	–
(Realization of negative goodwill)/Impairment of goodwill previously eliminated against reserves		**(16)**	784
Total shareholders' deficit at December 31		**(6,716)**	(7,839)

Consolidated Balance Sheet

As at December 31, 2004

In HK$ million	Note(s)	**2004**	2003
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	17	**20,246**	21,540
Properties held for/under development	18	**6,082**	3,774
Goodwill	19	**960**	933
Intangible assets	20	**1,266**	1,350
Interest in jointly controlled companies	22	**1,227**	33
Interest in associates	23	**647**	488
Investments	24	**419**	638
Net lease payments receivable	34	**287**	377
Deferred tax assets	32(a)	**38**	–
Other non-current assets		**272**	390
		31,444	29,523
Current assets			
Properties under development	18	**469**	297
Sales proceeds held in stakeholders' accounts	25(a)	**4,418**	2,402
Restricted cash	25(b)	**904**	2,701
Prepayments, deposits and other current assets		**1,762**	1,653
Inventories	25(c)	**470**	537
Amounts due from related companies	3(d)	**4**	105
Other investments	25(d)	**313**	323
Investment in unconsolidated subsidiaries	25(e)	**51**	–
Accounts receivable, net	25(f)	**1,639**	1,571
Cash and cash equivalents	33(c)	**3,494**	5,535
		13,524	15,124
Current liabilities			
Short-term borrowings	25(g)	**(9,031)**	(160)
Accounts payable	25(h)	**(932)**	(1,377)
Accruals, other payables and deferred income	26(b) & 35(a)	**(6,617)**	(4,645)
Provisions	27	**(1,584)**	(1,870)
Amounts due to related companies	3(d)	**(366)**	(415)
Gross amounts due to customers for contract work	25(i)	**(5)**	–
Advances from customers	3(b)	**(1,052)**	(1,158)
Taxation		**(1,080)**	(1,074)
		(20,667)	(10,699)
Net current (liabilities)/assets		**(7,143)**	4,425
Total assets less current liabilities		**24,301**	33,948

Consolidated Balance Sheet *(continued)*
As at December 31, 2004

In HK$ million	Note	**2004**	2003
Non-current liabilities			
Long-term liabilities	26	**(20,663)**	(34,506)
Amounts due to minority shareholders of subsidiaries		**(11)**	(11)
Deferred tax liabilities	32(a)	**(2,613)**	(3,026)
Deferred income	35(a)	**(9)**	(14)
Defined benefit liability	29(a)	**(317)**	(446)
Provisions	27	**(4,884)**	(1,941)
Other long-term liabilities	26(b)	**(704)**	(1,540)
		(29,201)	(41,484)
Net liabilities		**(4,900)**	(7,536)
REPRESENTING:			
Share capital	28	**1,344**	1,343
Deficit	31	**(8,060)**	(9,182)
Shareholders' deficit		**(6,716)**	(7,839)
Minority interests		**1,816**	303
		(4,900)	(7,536)

Approved by the Board of Directors on March 30, 2005 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Yuen Tin Fan, Francis
Director

Balance Sheet

As at December 31, 2004

In HK$ million	Note(s)	2004	2003
ASSETS AND LIABILITIES			
Non-current assets			
Fixed Assets	17	**3**	–
Investment in subsidiaries	21	**20,721**	24,054
Loan due from a jointly controlled company of a subsidiary	3(c) & 22	**1,214**	–
Other non-current assets		**307**	319
		22,245	24,373
Current assets			
Accounts receivable, prepayments, deposits and other current assets		**46**	103
Amounts due from an associate	23	**4**	–
Amounts due from a related company	3(d)	**–**	62
Cash and cash equivalents		**287**	1,877
		337	2,042
Current liabilities			
Convertible note	25(g)	**(461)**	–
Accruals and other payables		**(80)**	(63)
Taxation		**(24)**	(3)
		(565)	(66)
Net current (liabilities)/assets		**(228)**	1,976
Total assets less current liabilities		**22,017**	26,349
Non-current liabilities			
Long-term liabilities	26	**–**	(3,443)
Other long-term liabilities		**–**	(69)
		–	(3,512)
Net assets		**22,017**	22,837
REPRESENTING:			
Share capital	28	**1,344**	1,343
Reserves	31	**20,673**	21,494
Shareholders' funds		**22,017**	22,837

Approved by the Board of Directors on March 30, 2005 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Yuen Tin Fan, Francis
Director

Consolidated Cash Flow Statement

For the year ended December 31, 2004

In HK$ million	Note	2004	2003
NET CASH INFLOW FROM OPERATING ACTIVITIES	33(a)	**4,765**	3,816
INVESTING ACTIVITIES			
Proceeds from disposals of fixed assets and other investments		**346**	203
Purchases of fixed assets		**(1,972)**	(1,958)
Prepayment for purchase of other assets		**(43)**	–
Deposit received on fixed asset disposal		**281**	–
Purchases of intangible assets		**–**	(146)
(Increase)/Decrease in other non-current assets		**(1)**	32
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	33(b)	**(10)**	152
Collection of cash in respect of other receivables acquired in the reverse acquisition as set out in note 1(a)		**50**	–
Decrease in properties held for sale		**–**	2
Purchases of investments, investments in jointly controlled companies and associates		**(34)**	(179)
Proceeds from disposals of investments, investments in jointly controlled companies and associates		**76**	161
Proceeds from partial disposal of interest in subsidiaries		**1,728**	–
Proceeds from termination and amendment of the terms of cross currency swap contracts		**–**	532
Amounts paid to jointly controlled companies and associates, net		**(20)**	(316)
Purchases of other investments		**–**	(11)
Dividend received from associates		**6**	664
Dividend received from investments		**11**	10
Proceeds from termination of finance leases		**77**	–
Purchase of syndicated term loan facility to a wholly-owned subsidiary of a jointly controlled company	3(c)	**(1,213)**	–
Capacity prepayment to a jointly controlled company	3(c)	**–**	(1,115)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(718)**	(1,969)
FINANCING ACTIVITIES			
Proceeds from issuance of shares, net of issuing expenses		**–**	3,068
Proceeds from exercise of staff share options		**23**	–
Partial redemption of mandatory convertible note		**–**	(1,115)
Finance fees incurred for raising debts		**(27)**	(174)
New loans raised		**–**	10,508
Interest paid		**(1,073)**	(1,084)
Decrease in other long-term liabilities		**–**	(4)
Repayment of loans		**(4,983)**	(16,215)
Increase in contributions from minority shareholders of subsidiaries		**248**	94
Dividend paid to shareholders		**(295)**	–
Decrease in restricted cash		**–**	720
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		**(6,107)**	(4,202)
DECREASE IN CASH AND CASH EQUIVALENTS		**(2,060)**	(2,355)
Exchange realignment		**19**	9
CASH AND CASH EQUIVALENTS			
Beginning of year		**5,535**	7,881
End of year	33(c)	**3,494**	5,535

Notes to the Financial Statements

December 31, 2004
(Amount expressed in Hong Kong dollars unless otherwise stated)

1 GROUP ORGANIZATION

PCCW Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") and its securities have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since October 18, 1994. The principal activities of the Company and its subsidiaries (the "Group") are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

a. Reverse acquisition of Dong Fang Gas Holdings Limited

On March 5, 2004, the Company and Dong Fang Gas Holdings Limited ("DFG"), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement (the "Sale and Purchase Agreement"). Pursuant to the Sale and Purchase Agreement, DFG conditionally agreed to purchase the Company's interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration was satisfied by the allotment and issue of new shares of DFG, representing approximately 93.42% of the then increased share capital of DFG following such share issue to Asian Motion Limited ("Asian Motion"), a wholly-owned subsidiary of the Company. The remaining HK$3,590 million was satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited ("PCPD"). As the Company became the controlling shareholder (as defined under the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules")) of DFG on completion of the transaction, the transaction has been accounted for as a reverse acquisition and the Company is treated as acquiring a 93.42% interest in DFG. In addition, goodwill arising on the acquisition of DFG of approximately HK$84 million was recorded, being the excess of the cost of acquisition over the sum of the fair values of the identifiable assets acquired less liabilities assumed of DFG. As at December 31, 2004, the Company had sold down its interest in PCPD to approximately 51.07% through various transactions, details of which are set out in notes 7(a) and 7(b). As set out in note 39(b), on March 1, 2005, the Company exercised some of the conversion rights and increased its interest in PCPD to approximately 61.66%.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong ("HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, SSAP 36 "Agriculture", which became effective for periods commencing on or after January 1, 2004, does not have a material financial impact on the preparation of these financial statements.

b. Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

c. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year, except for certain subsidiaries of PCPD, the accounting for which is set out in note 2(q). Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or goodwill taken to reserves and which was not previously charged to the consolidated income statement.

The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

d. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

i. Telecommunications and other services

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period.

Other service income is recognized when services are rendered to customers.

ii. Sales of goods

Revenue is recognized when goods are delivered at the customers' premises which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is recorded after deduction of any trade discounts.

iii. Sales of properties

Revenue and income arising from sales of completed properties is recognized upon completion of the sale when title passes to the purchaser.

Revenue and income arising from the pre-sale of properties under development is recognized on the percentage of construction completion basis when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

d. Revenue recognition *(continued)*

iv. Rental income from operating leases

Rental income receivable from investment properties under operating leases is recognized in the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

v. Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work done to date to total contract revenue.

vi. Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

vii. Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii. Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

e. Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

i. Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies, as set out in note 2(d)(iv).

ii. Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

f. Fixed assets and depreciation

Fixed assets, excluding investment properties, are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(h)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset and is depreciated over the original remaining useful life of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure, such as repairs and maintenance and overhaul costs, is recognized as an expense in the period in which it is incurred.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

f. Fixed assets and depreciation *(continued)*

Depreciation is calculated to write off the cost on a straight-line basis over their estimated useful lives as follows:

Land and buildings	Over the shorter of the lease term and the estimated useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	Over the shorter of 2 to 16 years and the term of lease

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of retirement or disposal.

g. Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes arising on the revaluation of investment properties are generally dealt with in the property revaluation reserve unless the following circumstances arise:

- when a deficit arises on revaluation, it will be charged to the income statement, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties, immediately prior to the revaluation; and
- when a surplus arises on revaluation, it will be credited to the income statement, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties, had previously been charged to the income statement.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realized in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired lease term.

h. Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that any of the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries, associates and jointly controlled companies;
- intangible assets; and
- goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortized over more than 20 years from the date when the asset is available for use or goodwill that is taken initially to reserves or amortized over more than 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amount.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

h. Impairment of assets *(continued)*

i. Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

ii. Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

i. Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

j. Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced are carried at the lower of cost and the estimated net realizable value. Properties under development for sale for which pre-sales have commenced are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest incurred on loans directly attributable to the development prior to the completion of construction.

Properties under development for long-term retention, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

k. Goodwill

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- for acquisitions before January 1, 2001, goodwill is eliminated against reserves and is reduced by impairment losses (see note 2(h)); and
- for acquisitions on or after January 1, 2001, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. Goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see note 2(h)).

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

k. Goodwill *(continued)*

In respect of acquisitions of jointly controlled companies and associates, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The cost of goodwill less any accumulated amortization and any impairment losses (see note 2(h)) is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a controlled subsidiary, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill not previously amortized or impaired through the consolidated income statement or which has previously been dealt with as a movement on group reserves and which has not been impaired is included in the calculation of the gain or loss on disposal.

l. Intangible assets (other than goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization and impairment losses (see note 2(h)). Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognized as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible assets.

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets' estimated useful lives as follows:

Trademarks	20 years
Content licence	10 years
Wireless broadband licence	Over the term of licence

m. Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 2(h)). The results of subsidiaries are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

n. Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

In the consolidated financial statements, investments in associates are accounted for under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associates' net assets. The consolidated income statement reflects the Group's share of post-acquisition results of the associates for the year, including any amortization of goodwill charged during the year in accordance with note 2(k).

In the Company's balance sheet, investments in associates are stated at cost less any impairment losses (see note 2(h)), on an individual entity basis. The results of associates are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

o. Joint ventures and jointly controlled companies

A jointly controlled company or a joint venture is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity. The Group has made investments in joint ventures in the People's Republic of China (the "PRC") in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for under the equity method, as described in note 2(n) above, in the Group's consolidated financial statements.

The Company's interests in joint ventures and jointly controlled companies are stated at cost in the Company's balance sheet less any impairment losses (see note 2(h)), on an individual entity basis. The results of joint ventures and jointly controlled companies are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

p. Investments in securities

The Group's policy for investments in securities other than investments in subsidiaries, associates, joint ventures and jointly controlled companies is as follows:

i. Held-to-maturity securities are investments which the Group has the ability and intention to hold to maturity. Held-to-maturity securities are stated in the balance sheet at amortized cost less any provisions for diminution in value. Any discount or premium is amortized over the period to maturity and is included in the income statement.

   The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be fully recovered. Provisions are made when the carrying amounts are not expected to be fully recovered and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

ii. Investments, which include both debt and equity securities, held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value.

   The carrying amounts of investment securities are reviewed at the balance sheet date in order to assess whether fair values have declined below the carrying amounts. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

iii. Provisions against the carrying values of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

iv. Investments other than held-to-maturity securities and investment securities are classified as other investments and are stated in the balance sheet at fair value. Any unrealized holding gains or losses on other investments arising from the changes in fair value are recognized in the income statement as they arise.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

p. Investments in securities *(continued)*

v. The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Previously recognized unrealized holding gains or losses on investments transferred from other investment category are not reversed.

vi. Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

q. Unconsolidated subsidiaries

An unconsolidated subsidiary is a subsidiary that is excluded from consolidation. This arises when control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to the subsequent disposal in the near future. To the extent the investments in unconsolidated subsidiaries are intended to be temporary, they are accounted for as other investments and stated at fair value, as described in note 2(p)(iv) above, and are recorded as current assets in the consolidated balance sheet.

r. Inventories

Inventories consist of trading inventories, work in progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at cost, which comprises labor, materials and overheads where appropriate.

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

s. Construction contracts

The accounting policy for contract revenues is set out in note 2(d)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable that the contract costs incurred will be recoverable and contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profits less recognized losses and estimated value of work performed, and are presented in the balance sheet as the "Gross amounts due from customers for contract work" (as an asset) or the "Gross amounts due to customers for contract work" (as a liability), as applicable. Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under "Accounts receivable".

t. Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, and also advances from banks repayable within three months from the dates of advances.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

u. Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a present obligation (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate of amount required. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

v. Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing.

w. Income tax

i. Income tax for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

   All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

   The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

x. Employee benefits

i. Salaries, annual bonuses, annual leave entitlements, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, provisions are made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

ii. The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group's contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

Retirement costs under defined benefit retirement schemes are assessed using the projected unit credit method. Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Scheme assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized in the income statement over the expected average remaining service lives of the participating employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

iii. The Group grants employees shares of the Company under its share award schemes at nil consideration. The cost of shares is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

The Group also operates share option schemes where directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognized in the income statement in respect of such options.

iv. Employee termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

y. Foreign currencies

Companies comprising the Group maintain their books and records in the primary currencies of their operations (the "respective reporting currencies").

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective reporting currencies at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in other currencies are translated into the respective reporting currencies at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with reporting currencies other than Hong Kong dollars are translated into Hong Kong dollars using the net investment method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

z. Off balance sheet financial instruments and derivatives

Gains and losses on the revaluation and maturity of spot and forward foreign exchange contracts used for hedging purposes are recorded in the income statement and are offset against gains and losses arising from the foreign exchange transactions and revaluation of foreign currency denominated assets and liabilities which these contracts are hedging. Forward contracts undertaken for trading purposes are marked to market and the gain or loss arising is recognized in the income statement.

Interest rate or currency swaps, forward interest rate agreements and interest rate options are used to manage exposure to interest rate and foreign currency exchange rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising from the interest rate or currency swap contracts are netted off against the related interest income or expense applicable to the on-balance sheet items, which these financial instruments are hedging.

The notional amounts of equity and currency options are not reflected in the balance sheet.

Premiums received or paid on the respective written or purchased equity and currency options are amortized over the terms of these options (see note 35(a)). Premiums received or paid or unamortized balance of premium received or paid resulting from early termination of the financial instruments and derivatives are recognized in the income statement in the year of termination.

aa. Management estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

bb. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), and which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenues, segment expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to unaffiliated customers for similar services. These transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

3 RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

a. During the year, the Group had the following significant transactions with related companies:

In HK$ million	The Group	
	2004	2003
Convertible bond interest paid or payable to a substantial shareholder	**293**	293
Capital injection to a jointly controlled company	**–**	117
Loan to a jointly controlled company	**19**	–
Telecommunication service fees, rental charges and subcontracting charges received or receivable from a jointly controlled company	**135**	221
System integration charges received or receivable from a shareholder of a PRC subsidiary	**387**	59
Telecommunications service fees and rental charges paid or payable to a jointly controlled company	**905**	1,086

The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b. No prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group was included in advances from customers as at December 31, 2004 (2003: HK$24 million).

c. An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of a jointly controlled company ("JV") have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the wholly-owned subsidiary of the JV under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra Corporation Limited ("Telstra") have agreed to purchase 90% per annum of the Group's and Telstra's respective Committed Services from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the "Reach Term Facility") to a wholly-owned subsidiary of JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The above obligation is still in force notwithstanding the purchase of the entire outstanding portion of the debt under the Reach Term Facility by the Company and Telstra in June 2004 as stated below. The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

3 RELATED PARTY TRANSACTIONS *(CONTINUED)*

On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula. The total balance of HK$1,139 million, comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million as at December 31, 2003, was included in "Loan due from a jointly controlled company of a subsidiary" in the balance sheet of the Company and subsequently written down to zero as at December 31, 2003 and the total balance of prepayment remained zero as at December 31, 2004 (see note 22).

Purchases made by the Group from the JV for the year ended December 31, 2004 were HK$855 million (2003: HK$1,036 million).

On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$310.9 million (approximately HK$2,425 million). The Company's share of the purchased debt was 50%, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable has been suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate ("LIBOR") plus 250 basis points following such period. As at December 31, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,214 million (2003: Nil) and has been included in "Loan due from a jointly controlled company of a subsidiary" in the balance sheet of the Company (see note 22).

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. As at December 31, 2004, no draw down has been made by the JV under this facility. This amount has been disclosed as the Group's commitment as at December 31, 2004 with details set out in note 36(c).

d. Other than as specified in this note and notes 22 and 23, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

4 TURNOVER

In HK$ million	The Group	
	2004	2003
Telecommunications and other service revenues	**15,613**	16,535
Amounts received and receivable in respect of goods sold	**1,532**	1,626
Amounts received and receivable in respect of properties sold	**5,415**	4,111
Amounts received and receivable from the rental of investment properties	**335**	276
Revenues from construction contracts	**–**	2
	22,895	22,550

5 SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is consistent with the Group's internal financial reporting.

a. Business segments

The Group comprises the following main business segments:

Telecommunications Services ("TSS") is the leading provider of telecommunications services, Internet access and multimedia services and related equipment in Hong Kong.

Business eSolutions offers IT solutions, business broadband Internet access, hosting and facilities management services and directories businesses within Hong Kong, Taiwan and mainland China.

Infrastructure and Property ("Infrastructure") covers the Group's property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group's other businesses in mainland China, JALECO LTD. ("JALECO"), Internet Services and CyberWorks Ventures.

In HK$ million	TSS		Business eSolutions		Infrastructure		Others		Elimination		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
REVENUE												
External revenue	**14,591**	15,865	**2,174**	1,762	**5,767**	4,497	**363**	426	**–**	–	**22,895**	22,550
Inter-segment revenue	**636**	707	**527**	564	**96**	103	**9**	–	**(1,268)**	(1,374)	**–**	–
Total revenue	**15,227**	16,572	**2,701**	2,326	**5,863**	4,600	**372**	426	**(1,268)**	(1,374)	**22,895**	22,550
RESULT												
Segment results	**4,621**	5,156	**(63)**	(148)	**1,319**	102	**(635)**	(2,317)	**–**	–	**5,242**	2,793
Unallocated corporate expenses											**(806)**	(537)
Profit from operations											**4,436**	2,256
Finance costs, net											**(1,929)**	(2,117)
Share of results of jointly controlled companies and associates	**163**	(750)	**(4)**	(49)	**–**	(1)	**(11)**	(26)	**–**	–	**148**	(826)
Impairment losses on interests in jointly controlled companies and associates	**–**	(4,170)	**(16)**	–	**–**	–	**–**	(294)	**–**	–	**(16)**	(4,464)
Profit/(Loss) before taxation											**2,639**	(5,151)
Taxation											**(981)**	(1,165)
Profit/(Loss) after taxation											**1,658**	(6,316)
Minority interests											**(20)**	216
Profit/(Loss) for the year attributable to shareholders											**1,638**	(6,100)

5 SEGMENT INFORMATION *(CONTINUED)*

a. Business segments *(continued)*

In HK$ million	TSS		Business eSolutions		Infrastructure		Others		Elimination		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
OTHER INFORMATION												
Capital expenditure (including fixed assets, intangible assets and goodwill) incurred during the year	**1,532**	1,746	**42**	190	**104**	13	**366**	165				
Depreciation and amortization	**2,061**	2,228	**135**	136	**147**	151	**112**	176				
Impairment losses recognized in income statement	**28**	5,190	**16**	71	**5**	–	**7**	1,643				
Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	**99**	82	**4**	8	**–**	9	**212**	328				
ASSETS												
Segment assets	**17,202**	17,685	**1,508**	1,495	**18,540**	16,474	**1,507**	1,569	**–**	–	**38,757**	37,223
Interests in jointly controlled companies and associates	**1,858**	487	**2**	20	**–**	1	**14**	13	**–**	–	**1,874**	521
Unallocated corporate assets											**4,337**	6,903
Consolidated total assets											**44,968**	44,647
LIABILITIES												
Segment liabilities	**3,541**	4,527	**904**	746	**8,496**	5,146	**693**	672	**–**	–	**13,634**	11,091
Unallocated corporate liabilities											**36,234**	41,092
Consolidated total liabilities											**49,868**	52,183

b. Geographical segments

The Group's businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

In HK$ million	Revenue from external customers		Segment assets		Capital expenditure incurred during the year	
	2004	2003	**2004**	2003	**2004**	2003
Hong Kong	**21,105**	21,172	**33,351**	31,611	**1,651**	1,894
Mainland China (excluding Hong Kong) and Taiwan	**1,468**	948	**4,780**	5,011	**46**	115
Others	**322**	430	**626**	601	**370**	150
	22,895	22,550	**38,757**	37,223	**2,067**	2,159

6 OPERATING PROFIT BEFORE NET GAINS ON INVESTMENTS, PROVISIONS FOR IMPAIRMENT LOSSES AND RESTRUCTURING COSTS

In HK$ million	The Group	
	2004	2003
Turnover	**22,895**	22,550
Cost of sales	**(10,531)**	(8,730)
General and administrative expenses	**(8,298)**	(9,481)
Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	**4,066**	4,339

7 GAINS ON INVESTMENTS, NET

In HK$ million	The Group	
	2004	2003
Net unrealized holding (losses)/gains on other investments	**(25)**	8
Net realized gains from disposals of investments in jointly controlled companies and associates, investment securities and other investments	**22**	103
Provision for impairment of investments	**(187)**	(258)
Amortization of premium received from equity options	**5**	12
Gain on termination and amendment of the terms of cross currency swap contracts (note 35(c))	**–**	532
Gain on deemed disposal of interest in subsidiaries (note a)	**72**	–
Gain on disposal of PCPD shares, net of expenses (note b)	**563**	–
Dividend income	**11**	10
	461	407

a. In respect of the reverse acquisition of DFG effective May 10, 2004 as set out in note 1(a), the Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004. In addition, on October 28, 2004, Asian Motion agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004.

b. On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD share at a price of HK$2.65 per PCPD share. The Group's gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group's gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net proceeds were used for general corporate purposes.

8 PROVISIONS FOR IMPAIRMENT LOSSES

In HK$ million	The Group	
	2004	2003
Provisions for impairment of:		
Fixed assets (note a)	**29**	1,167
Multimedia business related assets (note b)	**–**	301
Game business related assets (note c)	**–**	893
Others	**11**	91
	40	2,452

8 PROVISIONS FOR IMPAIRMENT LOSSES *(CONTINUED)*

a. Due to technology and market changes in the sectors in which the Group operates, certain of the Group's fixed assets became obsolete or impaired. Accordingly, the Group recognized an impairment loss of approximately HK$29 million (2003: HK$1,155 million) in the consolidated income statement for the year ended December 31, 2004. In 2003, an impairment loss of approximately HK$12 million on the fixed assets of the game business was recognized as described in note (c) below.

b. Following the launch of certain new value-added services in 2003, the Group reviewed the recoverable amount of its multimedia business related assets and identified that the usage of certain content archive was diminishing. The income to be generated from such assets was expected to be insignificant. Accordingly, the Group fully wrote down the remaining carrying value of a content licence as at December 31, 2003 to zero and recognized an impairment loss of approximately HK$301 million for the year ended December 31, 2003.

c. In 2003, JALECO, a subsidiary incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan, restructured its on-line game and game development businesses and exited certain legacy businesses. In view of the continual losses incurred by JALECO, management performed an assessment of the fair value of its interest in JALECO, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5%, the Group recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the consolidated income statement for the year ended December 31, 2003.

9 PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is stated after crediting and charging the following:

In HK$ million	The Group	
	2004	2003
Crediting:		
Dividend income from		
– listed other investments	**–**	2
– unlisted investment securities	**11**	8
Realized gains on disposal of investments in jointly controlled companies and associates included in gains on investments, net	**3**	8
Realized gains on disposal of investment securities included in gains on investments, net	**19**	87
Realized gains on disposal of other investments included in gains on investments, net	**–**	8
Gain on disposal of fixed assets	**56**	–
Retirement costs for other staff		
– pension income for defined benefit retirement schemes (note 29(a)(iii))	**129**	–
Exchange gains, net	**34**	7
Gross rental income	**335**	276
Less: Outgoings	**(54)**	(21)
Charging:		
Provision for impairment of goodwill attributable to REACH	**–**	315
Provision for impairment of goodwill attributable to subsidiaries	**–**	742
Provision for impairment of goodwill attributable to another jointly controlled company	**–**	122
Provision for impairment of fixed assets	**29**	1,167
Provision for impairment of intangible assets	**–**	351
Provision for inventory obsolescence	**9**	70
Depreciation	**2,379**	2,674
Amortization of intangible assets	**97**	132
Amortization of goodwill	**63**	82
Staff costs (excluding directors' emoluments (note 12) and retirement costs for other staff)	**2,732**	2,813
Retirement costs for other staff		
– contributions to defined contribution retirement scheme	**174**	112
– pension expense for defined benefit retirement schemes (note 29(a)(iii))	**–**	103
Cost of inventories	**1,473**	1,528
Cost of properties sold	**4,665**	3,951
Loss on disposal of fixed assets	**–**	145
Auditors' remuneration	**14**	12
Operating lease rental		
– land and buildings	**231**	223
– equipment	**86**	99

10 FINANCE COSTS, NET

In HK$ million	The Group	
	2004	2003
Interest paid/payable for:		
Overdrafts and bank loans wholly repayable within 5 years	**113**	501
Bank loans not wholly repayable within 5 years	**5**	4
Other loans wholly repayable within 5 years	**895**	908
Other loans not wholly repayable within 5 years	**993**	853
	2,006	2,266
Interest capitalized in fixed assets	**(20)**	(17)
Finance costs	**1,986**	2,249
Interest income on bank deposits and other loan	**(57)**	(132)
Finance costs, net	**1,929**	2,117

Finance costs of HK$1,986 million (2003: HK$2,249 million) include arrangement fees and facility fees expensed of approximately HK$154 million (2003: HK$246 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 3.9% to 5.5% (2003: 2.7% to 4.9%).

11 IMPAIRMENT LOSSES ON INTERESTS IN JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

In HK$ million	The Group	
	2004	2003
Impairment losses on interests in:		
REACH (note a)	**–**	4,159
Another jointly controlled company (note b)	**–**	227
Other jointly controlled company and associates	**16**	78
	16	4,464

a. On April 15, 2003, REACH and its bankers amended the terms of the Reach Term Facility, the outstanding balance of which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the Reach Term Facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group performed an assessment of the fair value of its interest in REACH, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10%, the Group made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million in the consolidated income statement for the year ended December 31, 2003. Accordingly, the Group's total interest in REACH had been written down to zero as at December 31, 2003.

b. Due to continual losses sustained, the Group performed an assessment of the carrying value of its interest in a jointly controlled company, which is engaged in the on-line game business, as at December 31, 2003. Based on the result of the assessment, the Group made a full provision for impairment of its interest in this jointly controlled company of approximately HK$227 million in the consolidated income statement for the year ended December 31, 2003.

12 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Details of directors' emoluments are set out below:

In HK$ million	The Group	
	2004	2003
Non-executive directors		
Fees	**5**	4
Executive directors		
Fees	**–**	–
Salaries, allowances and other allowances and benefits in kind	**52**	62
Pension scheme contributions	**4**	4
Bonuses (note a)	**65**	50
Further payment as compensation for loss of office to a past director	**–**	2
	121	118
Total	**126**	122

a. The amount in 2004 reflects both the bonus paid and payable whereas the amount in 2003 only reflects the bonus paid in 2003.

b. Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares (2003: 387,600 shares) of the Company were transferred by the Chairman personally to that director in April 2004, being the second of three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. The transfer of the third (last) annual installment of 387,600 shares will not proceed as the director concerned has resigned from the Company in September 2004. In addition, pursuant to another agreement made between the Chairman and another director in 2003, 2,161,000 shares of the Company were transferred by the Chairman personally to that director in July 2004, being the first of three annual installments of a total of 6,483,000 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

	Number of directors The Group	
	2004	2003
Up to HK$1,000,000	**6**	5
HK$1,000,001 – HK$1,500,000	**1**	–
HK$1,500,001 – HK$2,000,000	**–**	1
HK$2,000,001 – HK$2,500,000	**–**	3
HK$2,500,001 – HK$3,000,000	**1**	–
HK$4,000,001 – HK$4,500,000	**1**	–
HK$5,000,001 – HK$5,500,000	**–**	1
HK$6,500,001 – HK$7,000,000	**1**	–
HK$7,000,001 – HK$7,500,000	**–**	2
HK$8,000,001 – HK$8,500,000	**–**	1
HK$9,500,001 – HK$10,000,000	**1**	–
HK$10,000,001 – HK$10,500,000	**–**	1
HK$10,500,001 – HK$11,000,000	**–**	1
HK$16,500,001 – HK$17,000,000	**–**	1
HK$18,500,001 – HK$19,000,000	**4**	–
HK$23,500,001 – HK$24,000,000	**1**	–
HK$45,000,001 – HK$45,500,000	**–**	1
	16	17

No directors waived the right to receive emoluments during the year.

Of the five highest paid individuals in the Group, all (2003: all) are directors of the Company whose emoluments are included above.

13 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%, except for certain subsidiaries as mentioned in note (a) below) on the estimated assessable profits for the year.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

In HK$ million	The Group	
	2004	2003
The Company and subsidiaries:		
Hong Kong profits tax		
– provision for current year	**1,305**	1,300
– (over)/under provision in respect of prior years	**(76)**	57
Overseas tax		
– provision for current year	**10**	10
– overprovision in respect of prior years	**–**	(74)
Recovery of deferred taxation (note 32(a))	**(259)**	(145)
	980	1,148
A jointly controlled company:		
Hong Kong profits tax		
– provision for current year	**–**	24
Recovery of deferred taxation	**–**	(8)
Associates:		
Hong Kong profits tax		
– provision for current year	**1**	1
Total	**981**	1,165

PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company, has been in dispute with Hong Kong's Inland Revenue Department (the "IRD") regarding the deductibility of certain interest payments totalling HK$1,708 million in the current and previous year's tax computations. Subsequent to the balance sheet date, HKTC received official notification from the IRD in respect of its intention to disallow the deduction of interest payments in dispute and to issue additional assessments. The directors consider that their grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in the financial statements of the Group.

Reconciliation between taxation charge and the Group's accounting profit/(loss) at applicable tax rates is set out below:

In HK$ million	The Group	
	2004	2003
Profit/(Loss) before taxation	**2,639**	(5,151)
Calculated at applicable taxation rates (note a)	**462**	(922)
Income not subject to taxation	**(86)**	(48)
Expenses not deductible for taxation purposes	**333**	1,340
Tax losses not recognized	**456**	453
(Over)/Under provision in prior years	**(142)**	57
Utilization of tax losses	**(27)**	–
(Income not subject to taxation)/Expenses not deductible for taxation purposes for jointly controlled companies, associates and unconsolidated subsidiaries, net	**(25)**	161
Recovery of deferred tax on revaluation surplus of properties	**–**	(56)
Tax provision of overseas operations	**10**	10
Effect on opening balance of deferred tax resulting from an increase in tax rate during the year	**–**	170
Taxation charge	**981**	1,165

13 TAXATION *(CONTINUED)*

a. For certain subsidiaries having an accounting year end date of March 31, the applicable tax rate of 16% was used on the estimated assessable profits for the first three months of 2003 while 17.5% was used on the estimated assessable profits for the rest of 2003.

14 LOSS ATTRIBUTABLE TO SHAREHOLDERS

Loss of HK$548 million (2003: HK$8,660 million) attributable to shareholders was dealt with in the financial statements of the Company.

15 DIVIDENDS

In HK$ million	**2004**	2003
Interim dividend declared and paid of 5.5 HK cents per ordinary share (2003: Nil)	**295**	–
Final dividend proposed after the balance sheet date of 9.6 HK cents per ordinary share (2003: Nil)	**645**	–
	940	–

The final dividend proposed after the balance sheet date has already taken into account 1,343,571,766 new shares to be issued pursuant to the subscription agreement on January 19, 2005 with China Network Communications Group Corporation ("China Netcom Group"), a state-owned enterprise established under the laws of the PRC, and China Netcom Group Corporation (BVI) Limited ("CNC(BVI)"), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group and this has not been recognized as a liability as at the balance sheet date. Please refer to note 39(a) for details of the subscription agreement.

16 EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the following data:

	2004	2003
Earnings/(Loss) (in HK$ million)		
Earnings/(Loss) for the purpose of basic earnings/(loss) per share	**1,638**	(6,100)
Interest on convertible bonds	**23**	–
Earnings/(Loss) for the purpose of diluted earnings/(loss) per share	**1,661**	(6,100)
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	**5,369,998,643**	4,967,178,732
Effect of dilutive potential ordinary shares	**118,793,037**	–
Weighted average number of ordinary shares for the purpose of diluted earnings/(loss) per share	**5,488,791,680**	4,967,178,732

The weighted average number of ordinary shares in 2003 for the purposes of calculating the basic and diluted loss per share has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

Notes to the Financial Statements *(continued)*
December 31, 2004
(Amount expressed in Hong Kong dollars unless otherwise stated)

17 FIXED ASSETS

In HK$ million	Investment properties	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total
THE GROUP							
Cost or valuation							
Beginning of year	5,880	3,365	7,398	8,304	5,374	1,141	31,462
Additions	–	13	418	337	575	629	1,972
Transfers	(182)	177	656	(757)	1,234	(1,128)	–
Disposals	(179)	(108)	(141)	–	(180)	–	(608)
Exchange differences	(13)	–	–	–	37	–	24
Valuation adjustment	–	(247)	–	–	–	–	(247)
Deficit on revaluation	(322)	–	–	–	–	–	(322)
End of year	5,184	3,200	8,331	7,884	7,040	642	32,281
Representing:							
At cost	–	3,200	8,331	7,884	7,040	642	27,097
At valuation	5,184	–	–	–	–	–	5,184
	5,184	3,200	8,331	7,884	7,040	642	32,281
Accumulated depreciation and impairment							
Beginning of year	–	278	3,268	2,490	3,886	–	9,922
Charge for the year	–	82	898	500	899	–	2,379
Provision for impairment in value	–	–	–	29	–	–	29
Disposals	–	(19)	(141)	–	(166)	–	(326)
Exchange differences	–	–	–	–	31	–	31
End of year	–	341	4,025	3,019	4,650	–	12,035
Net book value							
End of year	5,184	2,859	4,306	4,865	2,390	642	20,246
Beginning of year	5,880	3,087	4,130	5,814	1,488	1,141	21,540

Land and buildings with an aggregate carrying value of approximately HK$33 million were pledged as security for certain bank borrowings of the Group as at December 31, 2004 (2003: Nil).

In HK$ million	Other plant and equipment	Total
THE COMPANY		
Cost		
Beginning of year	2	2
Additions	3	3
End of year	5	5
Accumulated depreciation and impairment		
Beginning of year	2	2
Charge for the year	–	–
End of year	2	2
Net book value		
End of year	3	3
Beginning of year	–	–

17 FIXED ASSETS *(CONTINUED)*

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:

In HK$ million	Investment properties		Land and buildings	
	2004	2003	**2004**	2003
Held in Hong Kong				
On long lease (over 50 years)	**1,875**	2,117	**1,289**	1,447
On medium-term lease (10-50 years)	**–**	4	**1,471**	1,559
On short lease (less than 10 years)	**–**	4	**–**	–
Held outside Hong Kong				
Freehold	**–**	–	**41**	44
Leasehold				
On medium-term lease (10-50 years)	**3,309**	3,755	**58**	37
	5,184	5,880	**2,859**	3,087

Investment properties held in and outside Hong Kong were revalued as at December 31, 2004 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

No investment properties were mortgaged as collateral for banking facilities of the Group as at December 31, 2004 (2003: HK$3,737 million).

As at December 31, 2004, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:

Land and buildings

In HK$ million	The Group	
	2004	2003
Within 1 year	**191**	215
After 1 year but within 5 years	**333**	413
After 5 years	**96**	146
	620	774

Total future minimum lease payments receivable under non-cancellable operating leases as at December 31, 2004 included minimum lease receipts from the tenants of PCCW Tower, the Group's headquarters in Hong Kong, up to February 7, 2005, i.e. the completion date of the disposal of PCCW Tower as set out in note 39(c). Under the property sale and purchase agreement dated December 21, 2004 between Partner Link Investments Limited ("Partner Link"), an indirect wholly-owned subsidiary of PCPD, and an independent third party purchaser ("Property Sale and Purchase Agreement"), on completion of the disposal of PCCW Tower, there is a rental guarantee pursuant to which Partner Link will undertake to the purchaser that it will pay the sum of approximately HK$13.3 million to the purchaser by way of guaranteed net monthly rental for a period of five years. In return, the lease receipts from the tenants of PCCW Tower for the same five year period will be collected by Partner Link.

Notes to the Financial Statements *(continued)*
December 31, 2004
(Amount expressed in Hong Kong dollars unless otherwise stated)

18 PROPERTIES HELD FOR/UNDER DEVELOPMENT

In HK$ million	The Group	
	2004	2003
Leasehold land, at cost: Located in Hong Kong	**3**	3
Properties held for development	**3**	3
Properties under development (note b) Less: Properties under development classified as current assets	**6,548** **(469)**	4,068 (297)
	6,079	3,771
Total	**6,082**	3,774

a. No properties held for/under development were pledged as security for banking facilities as at December 31, 2004 (2003: Nil).

b. Pursuant to an agreement dated May 17, 2000 entered into with The Government of Hong Kong (the "Government") ("Cyberport Project Agreement"), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

19 GOODWILL

In HK$ million	The Group **2004**	
	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves
Cost		
Beginning of year	**1,535**	**166,177**
Additions	**90**	**–**
Realization of negative goodwill on disposal of interest in a subsidiary	**–**	**16**
End of year	**1,625**	**166,193**
Accumulated amortization and impairment		
Beginning of year	**602**	**128,823**
Charge for the year	**63**	**–**
End of year	**665**	**128,823**
Carrying amount		
End of year	**960**	**37,370**
Beginning of year	**933**	**37,354**

20 INTANGIBLE ASSETS

In HK$ million	The Group 2004				
	Trademarks	Content Licence	Wireless Broadband Licence	Others	Total
Cost					
Beginning of year	**1,518**	**375**	**93**	**63**	**2,049**
Additions	**–**	**–**	**5**	**–**	**5**
Exchange differences	**–**	**–**	**8**	**–**	**8**
End of year	**1,518**	**375**	**106**	**63**	**2,062**
Accumulated amortization and impairment					
Beginning of year	**256**	**375**	**11**	**57**	**699**
Charge for the year	**76**	**–**	**20**	**1**	**97**
End of year	**332**	**375**	**31**	**58**	**796**
Net book value					
End of year	**1,186**	**–**	**75**	**5**	**1,266**
Beginning of year	**1,262**	**–**	**82**	**6**	**1,350**

21 INVESTMENT IN SUBSIDIARIES

In HK$ million	The Company	
	2004	2003
Unlisted shares, at cost	**146,463**	25,549
Amounts due from subsidiaries	**84,739**	203,323
Convertible note due from a subsidiary	**3,621**	–
	234,823	228,872
Less: Provision for impairment in value	**(147,512)**	(148,179)
	87,311	80,693
Amounts due to subsidiaries	**(66,590)**	(56,639)
	20,721	24,054

The provision for impairment in value of HK$147,512 million (2003: HK$148,179 million) relates to certain subsidiaries of the Company which hold the Group's investments in subsidiaries, jointly controlled companies, associates, investment securities and other investments.

Certain subsidiaries had borrowings to or from the Company bearing interest at commercial rates throughout the terms of the borrowings. The interest bearing principal receivable from subsidiaries as at December 31, 2004 is HK$2,564 million (2003: HK$503 million) and the interest bearing principal payable to subsidiaries as at December 31, 2004 is HK$5,056 million (2003: HK$16,327 million). Other balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment except for the HK$1,170 million convertible note due 2011 due from a subsidiary.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under HK GAAP.

As at December 31, 2004, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder's loans amounting to approximately US$198 million (2003: US$198 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

(Amount expressed in Hong Kong dollars unless otherwise stated)

21 INVESTMENT IN SUBSIDIARIES *(CONTINUED)*

As at December 31, 2004, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%
PCCW-HKT Telephone Limited*	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%
PCCW-HKT Consumer Services Limited	Hong Kong	Provision of consumer premises equipment, computer products and ancillary services	HK$2	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, and local value-added telecommunications services	HK$2	–	100%
PCCW-HKT Products & Services Limited*	Hong Kong	Management of customer loyalty programs "No.1 Club" and "**Partners**" for members of the programs	HK$8,437,500	–	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW-HKT Technical Services Limited	Hong Kong	Provision of technical support and maintenance services	HK$2	–	100%
PCCW VOD Limited (now known as PCCW Media Limited)	Hong Kong	Provision of pay television programme services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 "A" Class share and HK$4 "B" Class shares)	–	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%
PCCW IMS Limited	Hong Kong	Provision of retail broadband and narrowband Internet access services under the "NETVIGATOR" brandname, interactive multimedia services, international telecommunication services and the provision of support services to a fellow subsidiary	HK$2	–	100%
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	–
Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	–	100%

21 INVESTMENT IN SUBSIDIARIES *(CONTINUED)*

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
BtN Access (HK) Limited	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	–	100%
Beyond The Network Limited	Hong Kong	Global Internet Protocol based communication service	HK$2	–	100%
電訊盈科（北京）有限公司	The PRC	System integration, consulting and informatization project	US$6,750,000	–	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	–	76.43%
Unihub China Information Technology Company Limited 中盈優創資訊科技有限公司	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	–	38.2%
Unihub Limited	Hong Kong/ Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	–	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related value-added services to business customers	HK$2	–	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data Center services	HK$2	–	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%
PCCW Directories Limited*	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	–	100%
ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$359,189	–	62.31%
Pacific Century Premium Developments Limited	Bermuda/ Hong Kong	Investment holding	HK$188,245,987	–	51.07%
Cyber-Port Limited	Hong Kong	Property development	HK$2	–	51.07%
JALECO LTD.	Japan	Games developing, publishing and distribution and certain content businesses	Yen19,742,711,522	–	79.80%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%
UK Broadband Limited	United Kingdom	Public Fixed Wireless Access Licence Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

* The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

22 INTEREST IN JOINTLY CONTROLLED COMPANIES

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Share of net assets of jointly controlled companies	**2,815**	2,821	**–**	–
Loans due from jointly controlled companies	**2,361**	1,147	**2,353**	1,139
Amounts due from jointly controlled companies	**27**	27	**–**	–
Amounts due to jointly controlled companies	**–**	(1)	**–**	–
	5,203	3,994	**2,353**	1,139
Provision for impairment	**(3,976)**	(3,961)	**(1,139)**	(1,139)
	1,227	33	**1,214**	–
Investments at cost, unlisted shares	**3,130**	3,130	**–**	–

Balances with jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment to REACH of HK$1,139 million (2003: HK$1,139 million) and the loan receivable from the wholly-owned subsidiary of REACH of HK$1,214 million (2003: Nil) (see note 3(c)) as included in "Loans due from jointly controlled companies" above.

As at December 31, 2004, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
Reach Ltd.	Bermuda/Asia	Provision of international telecommunication services	US$5,000,000,000	–	50%

Summarized unaudited financial information of the significant jointly controlled company, REACH, is as follows:

In HK$ million	**2004**	2003
Condensed consolidated balance sheet information as at December 31		
Non-current assets	**3,202**	3,737
Current assets	**2,122**	2,346
Total assets	**5,324**	6,083
Non-current liabilities	**(13,257)**	(13,969)
Current liabilities	**(3,721)**	(3,651)
Minority interests	**(78)**	(158)
Net liabilities	**(11,732)**	(11,695)
Condensed consolidated income statement information for the year ended December 31		
Turnover	**6,300**	7,036
Loss after taxation	**(275)**	(22,069)

22 INTEREST IN JOINTLY CONTROLLED COMPANIES *(CONTINUED)*

On April 15, 2003, REACH and its bankers amended the terms of Reach Term Facility, the outstanding balance of which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the Reach Term Facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group had written down its interest in REACH to zero as at December 31, 2003 (see note 11(a)).

An analysis of the Group's total interest in REACH as at December 31, 2004 is as follows:

In HK$ million	2004	2003
Share of net assets	**2,705**	2,705
Capacity prepayment to REACH (note 3(c))	**1,139**	1,139
Loan receivable from a wholly-owned subsidiary of REACH (note 3(c))	**1,214**	–
Goodwill previously eliminated against reserves	**8,578**	8,578
Total interest in REACH before provision for impairment	**13,636**	12,422
Provision for impairment	**(12,422)**	(12,422)
Total interest in REACH after provision for impairment	**1,214**	–

23 INTEREST IN ASSOCIATES

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Share of net assets of associates	**708**	547	**–**	–
Loans due from an associate	**78**	78	**–**	–
Amounts due from an associate	**39**	34	**4**	–
	825	659	**4**	–
Provision for impairment	**(178)**	(171)	**–**	–
	647	488	**4**	–
Investments at cost, unlisted shares	**1,000**	991	**–**	–

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

23 INTEREST IN ASSOCIATES *(CONTINUED)*

As at December 31, 2004, particulars of the principal associates of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
Great Eastern Telecommunications Limited*	Cayman Islands	Investment holding	US$43,112,715	–	49%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%
Petro-CyberWorks Information Technology Company Limited	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

* The associate has accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

24 INVESTMENTS

Investments are analyzed as follows:

In HK$ million	The Group	
	2004	2003
Held-to-maturity securities	**31**	37
Investment securities (note a)	**388**	601
	419	638

a. Investment securities

In HK$ million	The Group	
	2004	2003
Unlisted, at cost	**1,765**	1,751
Less: Provision for impairment in value	**(1,377)**	(1,222)
	388	529
Listed, at cost		
Hong Kong	–	51
Overseas	–	63
	–	114
Less: Provision for impairment in value	–	(42)
	–	72
Total investment securities	**388**	601
Quoted market value of listed investment securities as at December 31	–	83

24 INVESTMENTS *(CONTINUED)*

During the year, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value. The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$0.5 million (2003: HK$1 million) was recognized in the income statement at the date of transfer.

Investment securities with an aggregate carrying value of approximately HK$19 million (2003: HK$20 million) were pledged as security for certain bank borrowings of the Group.

25 CURRENT ASSETS AND LIABILITIES

a. Sales proceeds held in stakeholders' accounts

The balance represents proceeds from the sale of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders which will be transferred to specific bank accounts, which are restricted in use as described in note (b) below, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

b. Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$903 million as at December 31, 2004 (2003: HK$2,701 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement. The remaining HK$1 million as at December 31, 2004 (2003: Nil) represented a bank deposit placed by an indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company (see note 38).

c. Inventories

In HK$ million	The Group	
	2004	2003
Work-in-progress	**351**	218
Finished goods	**86**	298
Consumable inventories	**33**	21
	470	537

d. Other investments

In HK$ million	The Group	
	2004	2003
Unlisted		
Overseas	**71**	73
Listed, at quoted market value		
Hong Kong	**242**	250
	313	323

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. As at December 31, 2004, the underlying quoted other investments with aggregate carrying value of approximately HK$224 million (2003: HK$246 million) have been placed as collateral for the transaction. The equity swap and equity option contracts have terms of up to five years from the date of the contracts and will mature in 2007 (see note 35(a)). No new derivative contract of this nature was entered into by the Group in 2004 and 2003.

25 CURRENT ASSETS AND LIABILITIES (CONTINUED)

e. Investment in unconsolidated subsidiaries

In respect of the reverse acquisition of DFG as set out in note 1(a), considering that certain subsidiaries of DFG are acquired and held exclusively with a view to the subsequent disposal in the near future, the investment in certain subsidiaries of PCPD is accounted for as other investments and stated at a fair value of approximately HK$51 million as at December 31, 2004 (2003: Nil).

f. Accounts receivable, net

An aging analysis of accounts receivable is set out below:

In HK$ million	The Group	
	2004	2003
0 – 30 days	**1,055**	1,125
31 – 60 days	**253**	206
61 – 90 days	**108**	88
91 – 120 days	**88**	64
Over 120 days	**327**	276
	1,831	1,759
Less: Provision for doubtful debts	**(192)**	(188)
	1,639	1,571

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of invoice.

g. Short-term borrowings

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Bank loans	**2**	54	**–**	–
Current portion of long-term borrowings (note 26(a))	**12**	106	**–**	–
Convertible note and bonds (note 26(b))	**9,017**	–	**461**	–
	9,031	160	**461**	–
Secured	**473**	154	**461**	–
Unsecured	**8,558**	6	**–**	–

Please refer to note 38 for details of the Group's banking facilities.

h. Accounts payable

An aging analysis of accounts payable is set out below:

In HK$ million	The Group	
	2004	2003
0 – 30 days	**636**	886
31 – 60 days	**67**	130
61 – 90 days	**22**	88
91 – 120 days	**41**	44
Over 120 days	**166**	229
	932	1,377

25 CURRENT ASSETS AND LIABILITIES *(CONTINUED)*

i. Gross amounts due to customers for contract work

In HK$ million	The Group	
	2004	2003
Contract costs incurred plus attributable profits less foreseeable losses	**794**	809
Less: Estimated value of work performed	**(799)**	(809)
	(5)	–

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2004, is approximately HK$782 million (2003: HK$776 million).

No retentions receivable from customers in respect of construction contracts in progress was included in non-current assets at December 31, 2004 (2003: HK$8 million).

26 LONG-TERM LIABILITIES

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Long-term borrowings (note a)	**17,163**	22,029	**–**	3,003
Convertible note and bonds (note b)	**3,500**	12,477	**–**	440
	20,663	34,506	**–**	3,443

a. Long-term borrowings

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Repayable within a period				
– not exceeding one year	**12**	106	**–**	–
– over one year, but not exceeding two years	**–**	133	**–**	–
– over two years, but not exceeding five years	**–**	4,704	**–**	3,003
– over five years	**17,163**	17,192	**–**	–
	17,175	22,135	**–**	3,003
Less: Amounts repayable within one year included under current liabilities (note 25(g))	**(12)**	(106)	**–**	–
	17,163	22,029	**–**	3,003
Representing:				
US$456 million guaranteed notes (note i)	**3,547**	3,541	**–**	–
HK$3,003 million 5-year term loan (note ii)	**–**	3,003	**–**	3,003
US$500 million guaranteed notes (note iii)	**3,900**	3,900	**–**	–
Yen 30,000 million guaranteed notes (note iv)	**1,950**	1,950	**–**	–
US$1,000 million guaranteed notes (note v)	**7,766**	7,801	**–**	–
Other bank loans	**–**	1,834	**–**	–
	17,163	22,029	**–**	3,003
Secured	**–**	1,819	**–**	–
Unsecured	**17,163**	20,210	**–**	3,003

(Amount expressed in Hong Kong dollars unless otherwise stated)

26 LONG-TERM LIABILITIES *(CONTINUED)*

a. Long-term borrowings *(continued)*

Details of major long-term borrowings of HK$17,163 million of the Group are presented below:

i. US$456 million guaranteed notes

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are listed on the Luxembourg Stock Exchange and were unconditionally and irrevocably guaranteed by the Company until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to HKTC and amendments to certain terms of the notes.

ii. HK$3,003 million 5-year term loan

On March 14, 2003, the Company entered into a five-year term loan facility for HK$3,003 million on an unsecured basis. The loan was repayable in 2008. The proceeds were used for general corporate purposes. This term loan has been fully prepaid as at December 31, 2004.

iii. US$500 million guaranteed notes

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 6% guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

iv. Yen 30,000 million guaranteed notes

On October 26, 2001, Profit Century Finance Limited ("PCF"), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million 3.65% guaranteed notes due 2031 (the "Yen Notes"). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

v. US$1,000 million guaranteed notes

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million 7.75% guaranteed notes due 2011 (the "Notes due 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8% based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

Please refer to note 38 for details of the Group's banking facilities.

26 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Repayable within a period				
– not exceeding one year	**9,017**	–	**461**	–
– over one year, but not exceeding two years	**–**	8,983	**–**	440
– over two years, but not exceeding five years	**3,500**	3,494	**–**	–
	12,517	12,477	**461**	440
Less: Amounts repayable within one year included under current liabilities (note 25(g))				
US$54 million 5% mandatory convertible note due 2005 (note ii)	**(461)**	–	**(461)**	–
US$1,100 million 3.5% guaranteed convertible bonds due 2005 (note iii)	**(8,556)**	–	**–**	–
	(9,017)	–	**(461)**	–
	3,500	12,477	**–**	440
Representing:				
US$450 million 1% guaranteed convertible bonds due 2007 (note i)	**3,500**	3,494	**–**	–
US$54 million 5% mandatory convertible note due 2005 (note ii)	**–**	440	**–**	440
US$1,100 million 3.5% guaranteed convertible bonds due 2005 (note iii)	**–**	8,543	**–**	–
	3,500	12,477	**–**	440
Secured	**–**	440	**–**	440
Unsecured	**3,500**	12,037	**–**	–

Details of convertible note and bonds of HK$12,517 million of the Group are presented below:

i. US$450 million 1% guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange. They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007. The bonds bear interest at 1% per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383% of their principal amount, plus accrued interest on January 29, 2007. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of January 29, 2007.

26 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds *(continued)*

ii. US$54 million 5% mandatory convertible note due 2005

On June 28, 2002, the Company issued a US$190 million 5% mandatory convertible note due 2005 (the "Telstra Note due 2005") to Telstra as part of the disposal of the Group's 40% interest in Joint Venture (Bermuda) No. 2 Limited. Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 will be convertible into ordinary shares of the Company on June 30, 2005 or the date which is 30 days after the holder of the Telstra Note due 2005 has given notice to the Company declaring that, amongst other things, an event of default or potential event of default has occurred under the Reach Term Facility, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company has ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong ("Repayment Date"). Interest is payable at 5% per annum compounded on a quarterly basis.

On the Repayment Date, the Telstra Note due 2005, plus accrued interest thereon, will be redeemed through its mandatory conversion into ordinary shares of the Company at a conversion price determined by reference to the volume weighted average price of the ordinary shares of the Company as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date. The Company is entitled to early redeem the Telstra Note due 2005 in full by giving notice in writing to Telstra. The redemption amount would be the outstanding principal balance together with any unpaid interest accrued at the date of redemption. The Telstra Note due 2005 may be redeemed at the request of Telstra, if a resolution is passed or an order is made that the Company be wound up or dissolved. The Company's obligations to Telstra as the initial holder of the Telstra Note due 2005 are secured by the Group's equity interest in REACH.

On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million ("Amended Telstra Note due 2005") to Telstra. The principal amount of the Amended Telstra Note due 2005 is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Telstra Note due 2005 are substantially the same as those of the Telstra Note due 2005.

As at December 31, 2004, the balance of Telstra Note due 2005 was HK$461 million and has been included in "Short-term borrowings" in the balance sheets of the Group and the Company respectively.

iii. US$1,100 million 3.5% guaranteed convertible bonds due 2005

On December 5, 2000, guaranteed convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5% per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12% of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 221 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005. As at December 31, 2004, the balance of these bonds was HK$8,556 million and has been included in "Short-term borrowings" in the consolidated balance sheet.

26 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds *(continued)*

As at December 31, 2004, the total redemption premiums for the convertible bonds described in (i) and (iii) above were HK$1,808 million (2003: HK$1,326 million), of which HK$398 million (2003: HK$1,326 million) and HK$1,410 million (2003: Nil) have been included in "Other long-term liabilities" and "Accruals, other payables and deferred income" respectively in the consolidated balance sheet.

As at December 31, 2004, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

27 PROVISIONS

In HK$ million	The Group 2004		
	Payment to the Government (note a)	Others	Total
Beginning of year	**3,680**	**131**	**3,811**
Additional provisions made	**–**	**11**	**11**
Additional provisions included within properties under development	**4,375**	**–**	**4,375**
Provisions settled	**(1,675)**	**(54)**	**(1,729)**
End of year	**6,380**	**88**	**6,468**
Less: Amounts classified as current liabilities	**(1,496)**	**(88)**	**(1,584)**
	4,884	**–**	**4,884**

a. Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included within properties under development as the amount is considered as part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

28 SHARE CAPITAL

	2004		2003	
	Number of shares	Nominal value HK$ million	Number of shares	Nominal value HK$ million
Authorized:				
Ordinary shares of HK$0.05 each				
Beginning of year	–	–	32,000,000,000	1,600
Ordinary shares of HK$0.25 each				
Beginning of year	**6,400,000,000**	**1,600**	–	–
Effect of increase in nominal value of shares from HK$0.05 each to HK$0.25 each (note b)	–	–	(25,600,000,000)	–
End of year	**6,400,000,000**	**1,600**	6,400,000,000	1,600
Issued and fully paid:				
Ordinary shares of HK$0.05 each				
Beginning of year	–	–	23,268,770,370	1,164
Ordinary shares of HK$0.25 each				
Beginning of year	**5,368,754,074**	**1,343**	–	–
Effect of increase in nominal value of shares from HK$0.05 each to HK$0.25 each (note b)	–	–	(18,615,016,296)	–
	5,368,754,074	**1,343**	4,653,754,074	1,164
Exercise of staff share options (note a)	**5,508,987**	**1**	–	–
Issued for cash (note c)	–	–	715,000,000	179
End of year	**5,374,263,061**	**1,344**	5,368,754,074	1,343

a. During the year, 5,508,987 staff share options were exercised by the eligible optionholders at their respective subscription prices of HK$4.35 for a total cash consideration of HK$23,964,093 resulting in the issue of 5,508,987 new ordinary shares of HK$0.25 each.

b. Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued shares of HK$0.05 each were consolidated into one new share of HK$0.25 with effect from January 8, 2003. Following the share consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 shares of HK$0.25 each, of which 4,653,754,074 shares were in issue and fully paid. The shares after the share consolidation rank pari passu in all respects with each other.

c. On July 17, 2003, the Company and Pacific Century Regional Developments Limited ("PCRD"), a substantial shareholder of the Company, entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715,000,000 new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,068 million, of which HK$3,060 million was used for debt repayment purpose. The subscription was completed on July 25, 2003.

d. Subsequent to the balance sheet date, an ordinary resolution was passed at an extraordinary general meeting of the Company held on March 16, 2005, pursuant to which the authorized share capital of the Company was increased to HK$2,500,000,000 divided into 10,000,000,000 shares of HK$0.25 each.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

29 EMPLOYEE RETIREMENT BENEFITS

a. Defined benefit retirement schemes

The Group operates defined benefit retirement schemes ("DB Schemes") that provide lump sum benefits for employees upon resignation and retirement. The DB Schemes are final salary defined benefit schemes. The scheme assets are administered by independent trustees and are maintained independently of the Group's finances.

The DB Schemes are funded by contributions from the Group and employees in accordance with qualified independent actuaries' recommendation from time to time on the basis of periodic valuations.

On July 1, 2003 ("the Transfer Date"), all former members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services to be rendered by them to the Group and the benefit in respect of services rendered before the Transfer Date remained unchanged. In other words, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 "Employee benefits" but did not result in any accounting impact on the Group's financial statements for the year ended December 31, 2003.

In December 2004, members of certain DB Schemes were offered an option to receive a commuted lump sum payment in respect of their future monthly pension benefit and 382 members elected this option. This pension buy-out event was considered as a settlement event under SSAP 34. A gain of HK$131 million was recognized in the consolidated income statement for the year ended December 31, 2004.

The latest independent actuarial valuation of the DB Schemes, in accordance with SSAP 34, was carried out on December 31, 2004 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 92.6% (2003: 90.6%) of the present value of the defined benefit obligations as at December 31, 2004.

i. The net liability recognized in the consolidated balance sheet is as follows:

In HK$ million	The Group	
	2004	2003
Present value of the defined benefit obligations	**3,984**	4,567
Fair value of scheme assets	**(3,691)**	(4,137)
	293	430
Unrecognized actuarial gains	**24**	16
Defined benefit liability in the consolidated balance sheet	**317**	446

As at December 31, 2004, the scheme assets do not include any ordinary shares issued by the Company (2003: fair value of HK$5 million).

29 EMPLOYEE RETIREMENT BENEFITS *(CONTINUED)*

a. Defined benefit retirement schemes *(continued)*

ii. Movements in the net liability recognized in the consolidated balance sheet are as follows:

In HK$ million	The Group	
	2004	2003
Beginning of year	**446**	586
Contributions paid	**–**	(243)
(Income)/Expense recognized in the consolidated income statement	**(129)**	103
End of year	**317**	446

iii. (Income)/Expense recognized in the consolidated income statement is as follows:

In HK$ million	The Group	
	2004	2003
Current service cost	**–**	89
Interest cost	**235**	234
Expected return on scheme assets	**(233)**	(222)
Net actuarial losses recognized	**–**	2
Gain on settlement	**(131)**	–
	(129)	103
The (income)/expense is recognized in the following line item in the consolidated income statement:		
General and administrative expenses – retirement costs for other staff (note 9)	**(129)**	103
Actual return on scheme assets	**296**	700

iv. The principal actuarial assumptions used (expressed as weighted averages) are as follows:

In HK$ million	The Group	
	2004	2003
Discount rate	**4.00%**	5.25%
Expected rate of return on scheme assets	**5.75%**	5.75%
Future salary increases	**3.50%**	3.50%

b. Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The schemes are administered by independent trustees.

Under the defined contribution scheme, the employer is required to make contributions to the scheme at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

30 EQUITY COMPENSATION BENEFITS

a. Share option schemes of the Company

The Company has a share option scheme (the "1994 Scheme") which was adopted in September 1994 and amended in May 2002 under which the board of directors (the "Board") of the Company may, at its discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. The vesting period and exercise period of the options are determined by the Board but in any case no options can be exercised later than ten years from the date of grant. Each option gives the holder the right to subscribe for one share. The 1994 Scheme was due to expire in September 2004.

At the Company's annual general meeting held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and the adoption of a new share option scheme (the "2004 Scheme"). Since May 19, 2004, the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2004 Scheme and any other share option schemes including the 1994 Scheme must not exceed 30% of the shares in issue from time to time. In addition, the maximum number of shares which may be granted under the 2004 Scheme must not exceed 10% of the Company's issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the 2004 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, (ii) the average closing price of the shares as stated in the daily quotation sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange, and (iii) the nominal value of a share on the date of grant. The vesting period and exercise period of the options are determined by the Board, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotation sheet of the Stock Exchange. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the 2004 Scheme. The 2004 Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised.

i. Movements in share options

	Number of options	
	2004	2003
Beginning of year	**222,177,528**	109,559,896
Issued (note iii)	**–**	132,856,200
Exercised (note iv)	**(5,508,987)**	–
Cancelled/Lapsed (note v)	**(37,925,825)**	(20,238,568)
End of year (note ii)	**178,742,716**	222,177,528
Options vested as at end of year	**93,379,227**	66,869,490

Notes to the Financial Statements *(continued)*
December 31, 2004
(Amount expressed in Hong Kong dollars unless otherwise stated)

30 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price HK$	Number of options 2004	Number of options 2003
August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2009	11.7800	**18,872,390**	19,525,188
October 25, 1999 to November 23, 1999	August 17, 2000 to October 25, 2009	22.7600	**3,432,400**	4,509,200
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2010	75.2400	**86,700**	86,700
August 26, 2000 to September 24, 2000	May 26, 2001 to August 26, 2010	60.1200	**9,946,600**	10,308,600
October 27, 2000 to November 25, 2000	March 15, 2001 to October 27, 2010	24.3600	**11,085,070**	12,966,082
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2011	16.8400	**17,195,318**	23,278,438
February 20, 2001	February 8, 2002 to February 8, 2011	18.7600	**86,700**	86,700
April 17, 2001 to May 16, 2001	May 26, 2001 to April 17, 2011	10.3000	**1,324,360**	3,542,960
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2011	9.1600	**648,600**	689,760
September 27, 2001	September 27, 2001 to September 7, 2011	6.8150	**–**	3,600,000
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2011	8.6400	**292,000**	292,000
May 10, 2002	April 11, 2003 to April 11, 2012	7.9150	**231,700**	231,700
May 28, 2002	April 29, 2003 to April 29, 2012	9.9500	**–**	5,600,000
June 19, 2002	June 19, 2002 to May 21, 2012	10.0900	**179,000**	279,000
August 1, 2002	August 1, 2003 to July 31, 2012	8.0600	**200,000**	200,000
October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	**1,200,000**	1,200,000
November 13, 2002	November 13, 2003 to November 12, 2012	6.1500	**6,860,000**	7,040,000
July 25, 2003	July 25, 2004 to July 23, 2013	4.3500	**105,911,878**	127,551,200
September 16, 2003	September 16, 2004 to September 14, 2013	4.9000	**1,190,000**	1,190,000
			178,742,716	222,177,528

iii. Details of share options granted during the year

Exercise period	Exercise price HK$	2004 Consideration received HK$	2004 Number of options	2003 Consideration received HK$	2003 Number of options
July 25, 2004 to July 23, 2013	4.3500	–	–	–	131,666,200
September 16, 2004 to September 14, 2013	4.9000	–	–	–	1,190,000
		–	–	–	132,856,200

iv. Details of share options exercised during the year

Exercise date	Exercise price HK$	Market value per share at exercise date HK$	2004 Proceeds received HK$	2004 Number of options	2003 Proceeds received HK$	2003 Number of options
July 26, 2004 to December 31, 2004	4.3500	4.75 to 5.50	**23,964,093**	**5,508,987**	–	–
			23,964,093	**5,508,987**	–	–

30 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

v. Details of share options cancelled or lapsed during the year

		Number of options	
Exercise period	Exercise price HK$	**2004**	2003
August 17, 2000 to August 17, 2009	11.7800	**652,798**	5,223,068
August 17, 2000 to October 25, 2009	22.7600	**1,076,800**	1,900,000
December 20, 2000 to December 20, 2009	33.5600	**–**	216,000
May 26, 2001 to August 26, 2010	60.1200	**362,000**	1,125,000
March 15, 2001 to October 27, 2010	24.3600	**1,881,012**	1,780,120
January 22, 2001 to January 22, 2011	16.8400	**6,083,120**	4,393,140
May 26, 2001 to April 17, 2011	10.3000	**2,218,600**	251,240
July 16, 2002 to July 16, 2011	9.1600	**41,160**	55,000
September 27, 2001 to September 7, 2011	6.8150	**3,600,000**	–
March 31, 2002 to August 1, 2011	16.8400	**–**	800,000
April 29, 2003 to April 29, 2012	9.9500	**5,600,000**	–
June 19, 2002 to May 21, 2012	10.0900	**100,000**	300,000
November 13, 2003 to November 12, 2012	6.1500	**180,000**	80,000
July 25, 2004 to July 23, 2013	4.3500	**16,130,335**	4,115,000
		37,925,825	20,238,568

b. Share award schemes of the Company

In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries. Directors of the Company are not eligible to participate in either scheme. On June 10, 2002, the Company approved the establishment of a scheme (the "Purchase Scheme") under which selected employees are awarded shares purchased in the market. On November 12, 2002, the Company approved the establishment of a scheme (the "Subscription Scheme") under which selected employees are awarded newly issued shares. The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to 1% of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

30 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

b. Share award schemes of the Company *(continued)*

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares	
	2004	2003
Beginning of year	**5,771,000**	7,935,205
Purchases from the market by the trustee at average market price of HK$4.35 per share	**-**	834,800
Awards of vested shares to employees	**(2,078,600)**	(2,999,005)
End of year	**3,692,400**	5,771,000

In HK$ million	**2004**	2003
Fair value of shares held as at December 31	**18**	29
Fair value, on date of purchase, of shares purchased from the market	**-**	4
Fair value of shares awarded to employees during the year	**10**	16
Amounts recognized in the consolidated balance sheet as prepaid expenses	**7**	17
Amounts recognized in the consolidated income statement as staff costs	**10**	12

c. Employees' rights to invest in shares of JALECO

In August 2000, the Group established an incentive scheme under which certain employees of the Group were granted options to acquire equity interests in JALECO. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of JALECO have been trading below the cost of the options since the first exercise date. As at December 31, 2003 and up to November 8, 2004, a total number of 4,021,000 shares of JALECO were held by the incentive scheme which was operated under a limited partnership arrangement and no options were exercised by the employees. On November 8, 2004, the limited partnership was dissolved and the 4,021,000 shares of JALECO were transferred to Pacific Century CyberWorks Japan Limited, a wholly-owned subsidiary of the Company.

d. Share option scheme of PCPD

A new share option scheme ("2003 Scheme") was approved and adopted on March 17, 2003 by PCPD. The 2003 Scheme is valid and effective for a period of ten years after the date of adoption.

The purpose of the 2003 Scheme is to enable PCPD to grant options to any directors (including executive directors, non-executive directors and independent non-executive directors) of PCPD and its subsidiaries (the "PCPD Group") and full-time or part-time employees (including executives or officers) of the PCPD Group and any advisors and consultants providing advisory, consultancy or other services to the PCPD Group, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the PCPD Group and those staff under secondment to the PCPD Group who the Board of PCPD considers, in its sole discretion, have contributed or will contribute to the PCPD Group ("Participant") as incentives or rewards for their contribution to the PCPD Group and to encourage Participants to work towards enhancing the value of PCPD and its shares for the benefit of PCPD and its shareholders as a whole.

The maximum number of shares of PCPD in respect of which options may be granted under the 2003 Scheme and any other share option schemes of PCPD is not permitted to exceed 30% in nominal amount of the issued share capital of PCPD from time to time. The maximum number of shares in respect of which options may be granted to a specifically identified single grantee under the 2003 Scheme shall not (when aggregated with any shares subject to any other share option schemes of PCPD) in any twelve month period exceed 1% of the shares in issue.

30 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

d. Share option scheme of PCPD *(continued)*

Where any grant of options to a substantial shareholder or an independent non-executive director of PCPD, or any of their respective associates, would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled or outstanding) to such person in the twelve month period up to and including the date of grant:

(i) representing in aggregate over 0.1% of the shares in issue; and
(ii) having an aggregate value, based on the closing price of the shares as stated in the daily quotation sheets issued by the Stock Exchange on the date of grant, in excess of HK$5 million,

such grant of options shall be subject to prior approval by resolution of the shareholders who are not connected persons of PCPD pursuant to the Listing Rules.

Consideration to be paid on each grant of option is HK$1 and an offer remains open for the acceptance by Participant concerned for a period of 28 days from date of grant or otherwise stated in the offer letter. The option period is a period to be notified by the Board of PCPD to each grantee at the time of making an offer which shall not expire later than ten years from the date of grant. The exercise price is determined by the Board of PCPD, and shall not be less than the greatest of (i) the closing price of the shares as stated in the daily quotation sheets issued by the Stock Exchange on the date of grant; (ii) the average closing price of the shares of PCPD for the five business days immediately preceding the date of grant; and (iii) the nominal value of the share of PCPD.

Details of share options granted by PCPD pursuant to the 2003 Scheme and the share options outstanding at December 31, 2004, are as follows:

i. Movements in share options

	Number of options	
	2004	2003
Beginning of year	–	–
Issued (note ii)	**10,000,000**	–
End of year (note ii)	**10,000,000**	–
Options vested as at end of year	**10,000,000**	–

ii. Details of share options granted during the year

			2004		2003	
Date of grant	Exercise period	Exercise price HK$	**Consideration received HK$**	**Number of options**	Consideration received HK$	Number of options
December 20, 2004	December 20, 2004 to December 19, 2014	2.375	**2**	**10,000,000**	–	–
			2	**10,000,000**	–	–

All of the share options granted during the year remained unexpired and unexercised as at December 31, 2004.

31 RESERVES/(DEFICIT)

In HK$ million	2004					
	Share premium	Special capital reserve	Property revaluation reserve	Currency translation reserve	Deficit	Total
THE GROUP						
Beginning of year	173,460	–	305	(97)	(182,850)	(9,182)
Exercise of staff share options	22	–	–	–	–	22
Elimination of accumulated deficit as at June 30, 2004 against share premium account (note a)	(152,932)	–	–	–	152,932	–
Transfer to special capital account (note a)	(20,532)	20,532	–	–	–	–
Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve (note c)	–	14	–	–	(14)	–
Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve (note b)	–	(566)	–	–	566	–
Valuation adjustment	–	–	(254)	–	–	(254)
Deficit on revaluation of investment properties, net of deferred taxation	–	–	(26)	–	–	(26)
Translation exchange differences	–	–	–	53	–	53
Realization of negative goodwill on disposal of interest in subsidiaries	–	–	–	–	(16)	(16)
Profit for the year	–	–	–	–	1,638	1,638
Dividend declared and paid in respect of the current year	–	–	–	–	(295)	(295)
End of year	18	19,980	25	(44)	(28,039)	(8,060)
Attributable to:						
The Company and subsidiaries	18	19,980	25	(44)	(28,341)	(8,362)
Jointly controlled companies	–	–	–	–	53	53
Associates	–	–	–	–	249	249
End of year	18	19,980	25	(44)	(28,039)	(8,060)
THE COMPANY						
Beginning of year	173,460	–	–	–	(151,966)	21,494
Exercise of staff share options	22	–	–	–	–	22
Elimination of accumulated deficit as at June 30, 2004 against share premium account (note a)	(152,932)	–	–	–	152,932	–
Transfer to special capital account (note a)	(20,532)	20,532	–	–	–	–
Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve (note c)	–	14	–	–	(14)	–
Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve (note b)	–	(566)	–	–	566	–
Loss for the year	–	–	–	–	(548)	(548)
Dividend declared and paid in respect of the current year	–	–	–	–	(295)	(295)
End of year	18	19,980	–	–	675	20,673

31 RESERVES/(DEFICIT) *(CONTINUED)*

In HK$ million	2003					
	Share premium	Special capital reserve	Property revaluation reserve	Currency translation reserve	Deficit	Total
THE GROUP						
Beginning of year	170,571	–	–	(117)	(177,534)	(7,080)
Issue of ordinary shares, net of issuing expenses	2,889	–	–	–	–	2,889
Surplus on revaluation of investment properties	–	–	305	–	–	305
Translation exchange differences	–	–	–	20	–	20
Provision for impairment of goodwill attributable to REACH	–	–	–	–	315	315
Provision for impairment of goodwill attributable to subsidiaries	–	–	–	–	469	469
Loss for the year	–	–	–	–	(6,100)	(6,100)
End of year	173,460	–	305	(97)	(182,850)	(9,182)
Attributable to:						
The Company and subsidiaries	173,460	–	305	(97)	(183,004)	(9,336)
Jointly controlled companies	–	–	–	–	57	57
Associates	–	–	–	–	97	97
End of year	173,460	–	305	(97)	(182,850)	(9,182)
THE COMPANY						
Beginning of year	170,571	–	–	–	(143,306)	27,265
Issue of ordinary shares, net of issuing expenses	2,889	–	–	–	–	2,889
Loss for the year	–	–	–	–	(8,660)	(8,660)
End of year	173,460	–	–	–	(151,966)	21,494

(Amount expressed in Hong Kong dollars unless otherwise stated)

31 RESERVES/(DEFICIT) *(CONTINUED)*

a. Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court of Hong Kong (the "High Court") made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the "Capital Reduction").

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:–

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company's issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(ii) an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company's investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

(iii) upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

b. Pursuant to resolutions of the Board of the Company passed on September 29, 2004 and December 30, 2004, losses for the periods from July 1, 2004 to September 29, 2004 and from September 30, 2004 to December 30, 2004 in the amount of HK$284,227,183 and HK$281,932,052 respectively was eliminated against the special capital reserve by the Company.

c. During the year, a subsidiary of the Company, against which provision for impairment loss for diminution in value had been made in prior years, was liquidated. The amount realized from the liquidation exceeded the written down value by HK$13,681,249. In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to credit such amount to the special capital reserve.

32 DEFERRED TAXATION

a. Movement in deferred tax liabilities/(assets) during the year is as follows:

In HK$ million	**2004**					
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Others	Total
THE GROUP						
Beginning of year	**1,725**	**490**	**469**	**471**	**(129)**	**3,026**
(Credited)/Charged to consolidated income statement (note 13)	**(171)**	**(30)**	**(152)**	**42**	**52**	**(259)**
Credited to property revaluation reserve	**–**	**–**	**–**	**(188)**	**–**	**(188)**
Exchange differences	**–**	**–**	**–**	**–**	**(4)**	**(4)**
End of year	**1,554**	**460**	**317**	**325**	**(81)**	**2,575**

In HK$ million	2003					
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Others	Total
THE GROUP						
Beginning of year	1,840	485	467	451	(78)	3,165
(Credited)/Charged to consolidated income statement (note 13)	(115)	5	2	20	(57)	(145)
Exchange differences	–	–	–	–	6	6
End of year	1,725	490	469	471	(129)	3,026

In HK$ million	The Group	
	2004	2003
Net deferred tax assets recognized in the consolidated balance sheet	**(38)**	–
Net deferred tax liabilities recognized in the consolidated balance sheet	**2,613**	3,026
	2,575	3,026

b. Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses of HK$14,846 million (2003: HK$12,643 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$1,916 million (2003: HK$1,818 million) will expire within 1-5 years from December 31, 2004. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

33 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities

In HK$ million	The Group	
	2004	2003
Profit/(Loss) before taxation	**2,639**	(5,151)
Adjustment for:		
Impairment loss on interest in REACH	**–**	4,159
Impairment loss on interest in another jointly controlled company	**–**	227
Impairment loss on interest in other jointly controlled companies and associates	**16**	78
Provision for inventory obsolescence	**9**	70
Interest income	**(57)**	(132)
Interest expense	**1,852**	2,020
Finance charges	**124**	217
Depreciation	**2,379**	2,674
Net unrealized holding losses/(gains) on other investments	**25**	(8)
Realized gains on disposal of other investments	**–**	(8)
Realized gains on disposal of investments in jointly controlled companies and associates	**(3)**	(8)
Realized gains on disposal of investment securities	**(19)**	(87)
Gain on deemed disposal of interest in subsidiaries	**(72)**	–
Gain on disposal of shares of a subsidiary, net of expenses	**(563)**	–
Provision for impairment of investments	**187**	258
Provision for impairment of fixed assets	**29**	1,167
Provision for impairment of multimedia business related assets	**–**	301
Provision for impairment of game business related assets	**–**	893
Provision for impairment of other non-current assets	**11**	91
(Gain)/Loss on disposal of fixed assets	**(56)**	145
Provision for doubtful debts	**45**	115
Dividend income	**(11)**	–
Amortization of intangible assets	**97**	132
Amortization of goodwill	**63**	82
Amortization of business development costs	**3**	–
Amortization of premium received from equity options	**(5)**	(12)
Share of results of jointly controlled companies and associates	**(148)**	826
Gain on termination and amendment of the terms of cross currency swap contracts	**–**	(532)
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**6,545**	7,517
Decrease/(Increase) in operating assets		
– properties under development	**(2,480)**	286
– inventories	**58**	(123)
– accounts receivable	**(113)**	54
– prepayments, deposits and other current assets	**72**	(245)
– sales proceeds held in stakeholders' accounts	**(2,016)**	(2,402)
– restricted cash	**1,797**	(2,701)
– amounts due from related companies	**94**	(25)
Increase/(Decrease) in operating liabilities		
– accruals, accounts payable, provisions, other payables and deferred income	**2,488**	3,448
– gross amounts due to customers for contract work	**5**	(10)
– amounts due to related companies	**(49)**	(322)
– advances from customers	**(106)**	(63)
CASH GENERATED FROM OPERATIONS	**6,295**	5,414
Interest paid	**(338)**	(294)
Interest received	**41**	93
Tax paid		
– Hong Kong profits tax paid	**(1,233)**	(1,371)
– overseas tax paid	**–**	(26)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**4,765**	3,816

33 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

b. Acquisition of subsidiaries

In HK$ million	The Group	
	2004	2003
Net assets acquired:		
Fixed assets	–	25
Intangible assets	**5**	–
Investment in unconsolidated subsidiaries	**55**	–
Inventories	–	3
Accounts receivable, prepayments, deposits and other assets	**70**	161
Cash and bank balances	–	304
Accounts payable, accruals and other payables	–	(135)
Minority interests	–	4
	130	362
Goodwill arising on acquisition	**89**	55
	219	417
Satisfied by:		
Interest in jointly controlled companies	–	130
Interest in associates	–	112
Interest in certain subsidiaries	**209**	–
Setting off shareholder's loan	–	23
Cash from internal resources	**10**	152
	219	417
Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash	**(10)**	(152)
Cash and bank balances acquired	–	304
Net cash (outflow)/inflow in respect of acquisition of subsidiaries	**(10)**	152

c. Analysis of cash and cash equivalents

In HK$ million	The Group	
	2004	2003
Cash and bank balances	**4,413**	8,248
Bank loans and overdrafts	**(15)**	(12)
Restricted cash	**(904)**	(2,701)
Cash and cash equivalents as at December 31	**3,494**	5,535

d. Major non-cash transaction

During the year, the Group disposed of its interest in certain investment properties, the Cyberport project and related property and facilities management companies to DFG for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42% of the increased share capital of DFG of approximately HK$2,967 million and convertible notes of HK$3,590 million respectively. Details of this transaction are set out in note 1(a).

34 NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

In HK$ million	The Group	
	2004	2003
The net investment in relation to these finance leases comprises:		
Net lease payments receivable	**377**	454
Less: Current portion of net lease payments receivable (included in "Prepayments, deposits and other current assets" in the consolidated balance sheet)	**(90)**	(77)
	287	377

Non-recourse finance of HK$1,573 million (2003: HK$2,302 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

35 FINANCIAL INSTRUMENTS

a. Equity options

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group's exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in "Other long-term liabilities" in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in "Net gains on investments" in the consolidated income statement for the year ended December 31, 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the consolidated income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions (note 25(d)). No new derivative contract of this nature was entered into by the Group in 2004 and 2003.

Apart from the above, the Group had no other outstanding written equity call options as at December 31, 2004 and 2003. Other than the equity options as mentioned in the previous paragraph, the Group did not receive premiums on writing new equity options in 2004 and 2003.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at balance sheet date and do not represent amounts at risk.

b. Interest rate options

The Group enters into interest rate options to manage its interest rate risk. As at December 31, 2004, the total notional amount of such instruments was HK$53 million (2003: HK$68 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

c. Swaps

As at December 31, 2004, the Group had outstanding cross currency swap contracts of US$5,956 million and Yen 30,000 million (2003: US$2,756 million and Yen 30,000 million) at various rates totaling approximately HK$46,457 million and HK$1,950 million (2003: HK$21,497 million and HK$1,950 million), respectively, to manage the Group's exposure to foreign currencies and interest rate fluctuations.

In 2003, the Group recognized a gain of approximately HK$532 million from the termination of certain cross currency swap contracts and the amendment of the terms of another cross currency swap contract. The gain was reflected under "Net gains on investments" in the consolidated income statement (see note 7).

36 COMMITMENTS

a. Capital

In HK$ million	The Group	
	2004	2003
Authorized and contracted for	**1,909**	3,025
Authorized but not contracted for	**3,077**	3,480
	4,986	6,505

An analysis of the above capital commitments by nature is as follows:

In HK$ million	The Group	
	2004	2003
Investments	**236**	274
Investment properties	**85**	82
Property development (note i)	**3,954**	5,637
Acquisition of fixed assets	**707**	512
Others	**4**	–
	4,986	6,505

i. The capital commitment as disclosed above represented management's best estimate of total construction costs of the Cyberport Project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

b. Operating leases

As at December 31, 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

In HK$ million	The Group	
	2004	2003
Within 1 year	**143**	148
After 1 year but within 5 years	**209**	259
After 5 years	**76**	198
	428	605

Equipment

In HK$ million	The Group	
	2004	2003
Within 1 year	**144**	44
After 1 year but within 5 years	**56**	–
After 5 years	**10**	–
	210	44

36 COMMITMENTS *(CONTINUED)*

c. Others

As at December 31, 2004, the Group had outstanding forward foreign exchange contracts to buy US$141 million (2003: US$910 million) at various rates totaling approximately HK$1,090 million (2003: HK$7,100 million).

As set out in note 3(c) above, on June 17, 2004, the Company agreed to provide REACH with a revolving working capital loan facility up to US$25 million (approximately HK$195 million). The facility is secured and will be repayable in full by REACH on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at December 31, 2004, none of this working capital loan facility has been drawn down by REACH.

In addition, the Group has outstanding commitment of HK$586 million as at December 31, 2004 (2003: Nil) in relation to the rights to broadcast certain TV contents.

37 CONTINGENT LIABILITIES

In HK$ million	The Group		The Company	
	2004	2003	**2004**	2003
Performance guarantee	**129**	130	**–**	–
Tender guarantee	**1**	2	**–**	–
Advance payment guarantee	**6**	9	**–**	–
Guarantees given for bonds/notes issued by subsidiaries	**–**	–	**12,056**	15,582
Guarantees given to banks in respect of credit facilities granted to				
– subsidiaries	**–**	–	**–**	2,050
– an associate	**–**	85	**–**	–
Guarantee in lieu of cash deposit	**5**	16	**–**	–
Staff mortgage loan guarantee	**1**	1	**–**	–
Employee compensation	**3**	–	**3**	–
Guarantee indemnity	**11**	12	**–**	–
Corporate guarantee	**92**	–	**–**	–
	248	255	**12,059**	17,632

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$103 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defences and therefore no provision has been made.

The Company is subject to certain parent company guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Company.

38 BANKING FACILITIES

Aggregate banking facilities as at December 31, 2004 were HK$11,300 million (2003: HK$17,714 million) of which the unused facilities amounted to HK$11,286 million (2003: HK$12,745 million).

A summary of major borrowings is set out in note 26(a).

38 BANKING FACILITIES *(CONTINUED)*

Security pledged for certain banking facilities includes:

In HK$ million	The Group	
	2004	2003
Investment properties	–	3,737
Interest in a subsidiary	–	312
Land and buildings	**33**	–
Bank deposit	**15**	119
Investment securities	**19**	20
	67	4,188

As at December 31, 2004, an indirect subsidiary of the Company has been granted a banking facility amounting to approximately HK$20 million (2003: Nil) from a bank for the purpose of providing guarantee to the Government. Such facility was secured by bank deposit placed by the subsidiary from time to time to secure the amount of guarantee issued by the bank. The bank deposit was included in "Restricted cash" in the consolidated balance sheet (see note 25(b)) as at December 31, 2004.

39 POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2004 up to the date of approval of these financial statements by the Board:

a. On January 19, 2005, China Netcom Group and CNC(BVI) entered into a conditional subscription agreement (the "Subscription Agreement") with the Company. Pursuant to the Subscription Agreement, CNC(BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the "Subscription"), representing approximately 20% of the Company's issued share capital as enlarged by the allotment and issue of the subscription shares. Under the terms of the Subscription Agreement, China Netcom Group has been granted certain rights, including the right to nominate three directors and China Netcom Group's anti-dilution rights. The proceeds of the Subscription are approximately HK$7,927 million (before deduction of expenses). Subject to the Group's capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group's debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company's shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005.

b. On February 24, 2005, the Company elected to convert Tranche A of the convertible note with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004 as set out in note 1(a), into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD alloted and issued 520,000,000 new PCPD shares to Asian Motion (as directed by the Company), which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at the date of approval of these financial statements by the Board, the Company holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

c. Pursuant to the Property Sale and Purchase Agreement as set out in note 17, the disposal by Partner Link of PCCW Tower was completed on February 7, 2005 such that the entire cash consideration of HK$2,808 million was all received by Partner Link and the assignment of PCCW Tower to the purchaser was completed on February 7, 2005. Taking into account the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment Property", which is effective for accounting periods beginning on or after January 1, 2005, and the related transitional provisions, the disposal is estimated to realize a gain of approximately HK$17 million to the Group.

d. Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased to HK$2,500,000,000 divided into 10,000,000,000 shares of HK$0.25 each.

40 RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and HKASs ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Five Year Financial Summary

For the year ended December 31, 2004

Results In HK$ million	**2004**	2003	2002	2001	2000
TURNOVER BY PRINCIPAL ACTIVITY					
Telecommunications Services	**15,227**	16,572	18,007	19,827	6,839
Business eSolutions	**2,701**	2,326	2,234	1,936	357
Infrastructure	**5,863**	4,600	685	1,368	459
Others	**372**	426	793	468	179
Elimination of inter-segment sales	**(1,268)**	(1,374)	(1,607)	(1,640)	(543)
	22,895	22,550	20,112	21,959	7,291
Profit/(Loss) from operations	**4,436**	2,256	4,380	5,450	(127,069)
Finance costs, net	**(1,929)**	(2,117)	(1,997)	(3,056)	(2,356)
Share of results of equity accounted entities	**148**	(826)	831	833	627
Impairment losses on interests in jointly controlled companies and associates	**(16)**	(4,464)	(8,263)	–	–
Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd, net	**–**	–	(1,433)	–	–
Profit/(Loss) before taxation	**2,639**	(5,151)	(6,482)	3,227	(128,798)
Taxation	**(981)**	(1,165)	(1,406)	(1,982)	(554)
Profit/(Loss) after taxation	**1,658**	(6,316)	(7,888)	1,245	(129,352)
Minority interests	**(20)**	216	126	98	23
Profit/(Loss) for the year	**1,638**	(6,100)	(7,762)	1,343	(129,329)

As at December 31, 2004

Assets and Liabilities As at December 31, in HK$ million	**2004**	2003	2002	2001	2000
Total non-current assets	**31,444**	29,523	37,161	38,130	35,805
Total current assets	**13,524**	15,124	12,602	13,711	32,497
Total current liabilities	**(20,667)**	(10,699)	(9,004)	(10,966)	(72,658)
Net current (liabilities)/assets	**(7,143)**	4,425	3,598	2,745	(40,161)
Total assets less current liabilities	**24,301**	33,948	40,759	40,875	(4,356)
Total non-current liabilities	**(29,201)**	(41,484)	(46,267)	(51,372)	(12,992)
Net liabilities	**(4,900)**	(7,536)	(5,508)	(10,497)	(17,348)

Schedule of Principal Properties

Year 2004

Property	Classification	Status	Existing Use	Gross Site Area (sq.m.)	Gross Floor Area (sq.m.)	Lease Term*	Group Interest
The PRC							
Pacific Century Place, No.2A Worker's Stadium Road, North Chaoyang District, Beijing, the PRC				29,323			
Tower A (except 13th Floor for own use)	Investment properties	Existing	Office for lease		39,606	Medium	51%
Tower B	Investment properties	Existing	Office for lease		20,104	Medium	51%
Tower C	Investment properties	Existing	Residential		21,718	Medium	51%
Tower D	Investment properties	Existing	Residential		10,946	Medium	51%
Podium	Investment properties	Existing	For lease		67,866	Medium	51%
Car parking spaces	Investment properties	Existing	For lease		831 spaces	Medium	51%
Hong Kong							
The Remaining Portion of: Section A of Lot No. 3054 Lot No. 3087, Lot Nos. 3203 & 3205 Demarcation District No. 104 Nam Sang Wai, Yuen Long, New Territories	Properties held for development	Vacant agricultural land	Land Bank	15,672	Not applicable	Medium	80%
18th Floor & 20th Floor, Roof & Parking Space Nos. 5, 6, 7, 8, Lorry Spaces No. L3, L4 & L5 on 1st Floor of Paramount Building, No.12 Ka Yip Street, Chai Wan, Hong Kong	Land and building	Existing	Workshop, office and storage	Not applicable	3,778	Medium	51%
14th to 15th, 17th to 18th, part of 20th, part of 23rd, 27th, 29th, part of 31st, part of 32nd, 33rd, 34th, 39th, 40th, 41st, 42nd Floors of PCCW Tower, TaiKoo Place, No. 979 King's Road, Quarry Bay, Hong Kong	Investment Properties	Existing	Office for lease		38,365	Long	51%
12th, 13th, 16th, half of 17th, 21st to 24th Floors and the flat roof thereof East Exchange Tower, Nos. 38-40 Leighton Road, Causeway Bay, Hong Kong	Investment properties	Existing	Carparks, telephone exchange and offices		3,736	Long	100%

* Lease term:
Long term: Lease not less than 50 years
Medium term: Lease less than 50 years but not less than 10 years

Investor Relations

FINANCIAL CALENDAR

2004	Final Results	March 2005
2005	Annual General Meeting	May 2005
2005	Interim Results	August 2005

LISTINGS

The Company's securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts ("ADRs") on The New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission ("SEC") as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company will file an annual report for the year ended December 31, 2004 on Form 20-F with the SEC on or before June 30, 2005. Once filed, a copy of the Form 20-F may be obtained from our website or Investor Relations office.

ADR holders registered on the books of the ADR Depositary Bank in New York (including beneficial owners) as at close of business April 1, 2005, can vote by proxy at the Annual General Meeting by completing a voting instruction card provided by the Depositary Bank. The Depositary will tabulate and transmit the votes to the Company before the Annual General Meeting.

Additional information and specific enquiries concerning the Company's ADRs should be directed to the Company's ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

ANNUAL REPORT 2004

This annual report 2004 ("Annual Report 2004") in both English and Chinese is now available in printed form and on the Company's website at www.pccw.com.

Shareholders who:

A) received our Annual Report 2004 by electronic means may request a printed copy; or
B) received our Annual Report 2004 in either English or Chinese may request a printed copy of the other language version,

by writing to the Company's Share Registrars at:

PCCW LIMITED
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Annual Report 2004 by electronic means through the Company's website and who, for any reason, have difficulty in receiving or gaining access to the Annual Report 2004 will promptly upon written request to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Annual Report 2004 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company's corporate communications at any time, free of charge, by notice in writing to the Company's Share Registrars.

INDEX CONSTITUENT

PCCW Limited is a constituent of the following indices:
Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

STOCK CODES

The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

COMPANY SECRETARY

Hubert Chak

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888 Fax: +852 2877 8877

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone: +852 2862 8628 Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY

Citibank, N.A.
American Depositary Receipts (ADR)
111 Wall Street, New York, NY 10005 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Email: citibank@shareholders-online.com

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084 Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the Directors and management of PCCW about the business and the industry and markets in which we operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words "believe", "intend", "is confident", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

- increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;
- the effects of the regulatory decisions relating to broadband access services;
- our ability to secure or implement new business opportunities or anticipated projects with China Network Communications Group Corporation, or China Netcom Group;
- the risks related to loss of business with competitors of China Netcom Group;
- the risks related to the funding requirement of our development of the Cyberport project, as affected by factors such as the demand for, and supply of, the residential units for pre-sale and sale and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government and the risks related to the future property development plans;
- our ability to implement our business plan as a consequence of our substantial debt;
- our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;
- the risks associated with REACH, our primary international connectivity services provider; and
- the risk factors set out in the "Risk Factors" section of the Company's 2003 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 28, 2004 and published on the Company's website.

Reliance should not be placed on these forward-looking statements, which reflect the views of our Directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Exchange Rates

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

PCCW Limited

39/F, PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong

T: +852 2888 2888 F: +852 2877 8877 www.pccw.com

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange,Inc. (NYSE: PCW)


PCCW®